As filed with the Securities and Exchange Commission on October 31, 2002

Registration No. 333-100736

SECURITIES AND EXCHANGE COMMISSION

Amendment No. 1

to
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

THE ADVISORY BOARD COMPANY

(Exact name of registrant as specified in its charter)

Delaware	8732	52-1468699
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

The Advisory Board Company

The Watergate
600 New Hampshire Ave., NW
Washington, DC 20037
(202) 672-5600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David L. Felsenthal

Chief Financial Officer
The Advisory Board Company
The Watergate
600 New Hampshire Ave., NW
Washington, DC 20037
(202) 672-5600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven R. Finley Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000 Fax: (212) 351-4035	Thomas R. Brome Cravath, Swaine & Moore 825 Eighth Avenue New York, NY 10019 (212) 474-1000 Fax: (212) 474-3700

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to such section 8(a) may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2002

4,700,000 Shares

Common Stock

         All of the shares of common stock offered hereby are being offered by the selling stockholders. We will not directly receive any of the proceeds from the sale of shares of common stock by the selling stockholders. Since a number of the shares being offered will be issued upon the exercise of currently outstanding stock options, we will receive $19.7 million from the selling stockholders in payment of their option exercise prices. If the underwriters fully exercise their over-allotment option, we will receive an additional $1.0 million from the selling stockholders in payment of additional option exercise prices.

      Our common stock is listed on the Nasdaq National Market under the symbol “ABCO.” On October 30, 2002, the last reported sale price of our common stock was $31.50 per share.

      The underwriters have an option to purchase a maximum of 705,000 additional shares of common stock from certain selling stockholders to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Selling Stockholders

Per Share	$	$	$
Total	$	$	$

      Delivery of the shares of common stock will be made on or about                     , 2002.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	Deutsche Bank Securities

UBS Warburg

William Blair & Company	CIBC World Markets

The date of this prospectus is                     , 2002

[INSIDE THE FRONT COVER IS A ONE PAGE PICTURE OF COLUMNS WITH THE FOLLOWING QUOTE BY THOMAS JEFFERSON: “KNOWLEDGE IS POWER” AND A TWO PAGE FOLD OUT PICTURE OF COLUMNS WITH THE PHRASE “IN SEARCH OF EXCEPTIONAL PRACTICES” AT THE TOP AND A BRIEF DESCRIPTION OF OUR CORPORATE BELIEFS AT THE BOTTOM. A THREE PAGE LIST OF 1,600 CURRENT MEMBER COMPANIES OVERLAID ON A PICTURE OF COLUMNS AND THE COMPANY LOGO IS INSIDE THE BACK COVER]

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX
Form of Underwriting Agreement
Opinion of Gibson, Dunn & Crutcher LLP
Consent of Ernst & Young LLP

      You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and our financial statements and the notes to those statements. Unless otherwise indicated, information presented in this prospectus assumes no exercise of the underwriters’ over-allotment option. Our fiscal year ends on March 31. References to fiscal 2000, fiscal 2001, fiscal 2002 and fiscal 2003 in this prospectus relate to the fiscal years ended March 31, 2000, March 31, 2001, March 31, 2002 and March 31, 2003, respectively.

The Advisory Board Company

      We provide best practices research and analysis, focusing on business strategy, operations and general management issues, to more than 2,100 hospitals, health systems, pharmaceutical and biotech companies, health care insurers and medical device companies in the United States. Best practices research identifies, analyzes and describes specific management initiatives, strategies and processes that produce the best results in solving common problems or challenges.

      We offer our research and analysis through discrete annual programs on a subscription or “membership” basis. For a fixed annual fee, members of each program have access to an integrated set of services such as best practices research studies, executive education seminars, customized research briefs and web-based access to the program’s content database and decision support tools.

      We currently offer 16 distinct programs, each of which targets the issues of a specific executive constituency or business function. We sell substantially all of our program memberships as one-year agreements. Each program offers a standardized set of services, allowing us to spread the largely fixed-cost structure of a program across that program’s membership base of participating companies. This economic model enables us to increase our revenues and operating margin as we expand the membership base of a program and, we believe, permits members to learn about industry best practices at a fraction of the cost of a customized analysis performed by a major consulting firm. We believe that the resulting program prices generally represent a small percentage of the potential bottom-line improvement members can achieve by successfully implementing one or more of the dozens of best practices presented to members of a particular program.

      The health care industry is especially suited for our business model of developing standardized best practices programs that target large numbers of potential members with common problems and issues. The fragmented nature of the health care industry and our cooperative membership model enable us to identify new best practices that are not widely known and distribute them broadly to our members. Our programs provide access to best practices on a shared-cost basis that, we believe, is especially appealing to health care companies.

      Our business was founded in 1979 to provide best practices research and analysis across all industries. We launched our first health care best practices program in 1986. Almost all of our new program development efforts from fiscal 1996 through fiscal 1999 were targeted outside the health care sector as we focused on developing a division of our company, The Corporate Executive Board Company. After we divested our non-health care operations through the spin-off and 1999 initial public offering of The Corporate Executive Board Company, we adopted a growth strategy for our health care business.

      Since April 2000, we have increased the total number of programs we offer from six to 16 and more than doubled the size of our sales force. The results of this growth strategy are demonstrated by our recent operating results. For fiscal 2002, our revenues grew 27.1% from the prior fiscal year to $81.0 million and our income from operations was $10.9 million. For the six months ended September 30, 2002, our revenues grew 24.1% from the same period in the prior year and our income from operations was $10.7 million. We will continue to cross-sell our 16 current programs to existing members and develop new programs targeting the health care industry as part of our growth strategy to increase our revenues and earnings.

      In November 2001, we completed an initial public offering in which our founder sold 5,750,000 shares of our common stock. We did not receive any proceeds from that offering.

Our Membership Model

      Our membership-based model, in which members actively participate in our research and analysis, is central to our strategy. This model gives us privileged access to our members’ business practices, proprietary data and strategic plans and enables us to provide detailed best practices analyses on current industry issues. Our member renewal rate for each of the last five years equaled or exceeded 85%, reflecting our members’ recognition of the value they derive from participating in our programs.

      Our membership includes the most prestigious and progressive health care institutions in the United States. As of September 30, 2002, all 17 of the top hospitals as ranked by U.S. News and World Report were members, including The Cleveland Clinic, Duke University Medical Center, Johns Hopkins Hospital, Massachusetts General Hospital, New York-Presbyterian Hospital and the UCLA Medical Center. Our membership also includes leading pharmaceutical and biotech companies, health care insurers and medical device companies, such as Genentech, Johnson & Johnson, Medtronic, Merck and WellPoint Health Networks. Our programs currently reach over 3,900 chief executive and chief operating officers and 40,000 senior executives, clinical leaders, department heads and product-line managers.

Our Business Strategy

      Our business strategy is to develop and operate membership-based best practices programs that research and analyze the strategic, operational and management issues facing the health care industry and to distribute our findings to our members in a standardized manner. Key elements of our business strategy include:

•	Capitalizing on our membership-based business model;

•	Continuing to focus on researching best practices within the health care industry;

•	Leveraging our research and relationships to offer best practices installation support to our members;

•	Scaling our largely fixed-cost economic model;

•	Continuing to provide excellence in research and analysis; and

•	Delivering a compelling value proposition while maintaining a high member renewal rate.

Principal Executive Offices

      Our principal executive offices are located at The Watergate, 600 New Hampshire Avenue, NW, Washington, DC 20037. Our telephone number at that address is (202) 672-5600.

The Offering

Shares of common stock offered by the selling stockholders(1)	4,700,000

Shares to be outstanding after the offering(2)	14,634,779

Use of proceeds	We will not directly receive any proceeds from the sale of the shares. Since a number of the shares being offered will be issued upon the exercise of currently outstanding stock options, we will receive $19.7 million ($20.7 million if the underwriters’ over-allotment option is exercised in full) from the selling stockholders in payment of their option exercise prices. We will use these funds for general corporate purposes.

Exercise of certain options	Certain options granted to 94 optionholders under our 1997 and 2001 stock-based incentive compensation plans to purchase 2,435,966 shares (2,575,966 shares if the underwriters’ over-allotment option is exercised in full) of our common stock, substantially all of which vest and become exercisable on November 12, 2002, will be exercised by the selling stockholders to acquire shares being sold in the offering. Using the last reported sale price of our common stock on September 30, 2002 of $29.62 per share as the market price per share on the option exercise date, we will incur a payroll tax expense of $819,000 ($864,000 if the underwriters’ over-allotment option is exercised in full) as a result of the taxable income that our employees will receive upon the exercise of these options and the exercise of these options will provide us with a tax deduction in the amount of $52.5 million ($55.6 million if the underwriters’ over-allotment option is exercised in full). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exercise of Certain Options” for a discussion of the financial statement impact of the exercise of these options.

Nasdaq symbol	ABCO

(1)	See “Principal and Selling Stockholders” for information on the selling stockholders. Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)	Unless otherwise indicated, references in this prospectus to the number of shares to be outstanding after the offering do not include:

•	705,000 shares issuable upon the exercise of the underwriters’ over-allotment option;

•	9,756,236 shares issuable upon the exercise of stock options outstanding as of September 30, 2002 that will not be exercised by the selling stockholders prior to the offering, at a weighted average exercise price of $8.43 per share (giving effect to the tax benefit related to the exercise of these non-qualified options using the treasury stock method results in an effective weighted average exercise price of $17.42 per share);

•	2,523,492 additional shares that we may issue under our stock option plans as of September 30, 2002; and

•	835,338 shares that we may issue under our employee stock purchase plan as of September 30, 2002.

Risk Factors

      See “Risk Factors” beginning on page 8 for a discussion of material risks that prospective purchasers of our common stock should consider.

Summary Financial and Operating Data

						Six Months Ended
	Fiscal Year Ended March 31,					September 30,

	1998	1999	2000	2001	2002	2001	2002

	(In thousands, except per share amounts)
Statement of Operations Data:
Revenues	$55,334	$57,831	$58,535	$63,727	$80,970	$38,212	$47,417

Costs and expenses:
Cost of services (excluding special compensation arrangements expense of $1,230, $4,592, $1,766, $1,821, $645, $282 and $199)(1)	23,140	24,096	27,441	33,644	37,142	18,091	20,317
Member relations and marketing (excluding special compensation arrangements expense of $711, $4,143, $836, $679, zero, zero and zero) (1)	6,242	6,631	8,741	12,588	16,100	7,475	9,210
General and administrative (excluding special compensation arrangements expense of $279, $1,838, $408, $344, $837, $835 and zero) (1)(2)	8,941	9,618	8,524	9,768	10,659	5,294	5,939
Depreciation and loss on disposal of fixed assets	1,640	1,976	1,762	1,539	2,030	1,064	1,043
Special compensation arrangements (1)	2,220	10,573	3,010	2,844	1,482	1,117	199
Affiliate company charge (3)	—	959	4,097	4,505	2,676	2,676	—

Total costs and expenses	42,183	53,853	53,575	64,888	70,089	35,717	36,708

Income (loss) from operations	13,151	3,978	4,960	(1,161)	10,881	2,495	10,709
Interest income	1,221	1,044	592	471	453	320	320

Income (loss) before (provision) benefit for income taxes	14,372	5,022	5,552	(690)	11,334	2,815	11,029
(Provision) benefit for income taxes	(1,434)	(505)	(559)	68	(1,358)	(280)	(4,690)

Income (loss) from continuing operations (4)	12,938	4,517	4,993	(622)	9,976	2,535	6,339
Income from discontinued operations (net of income tax provision of $288 in fiscal 1998)(4)	2,598	—	—	—	—	—	—

Net income (loss)	$15,536	$4,517	$4,993	$(622)	$9,976	$2,535	$6,339

Pro forma net income (loss) (5)	$9,923	$2,888	$3,192	$(397)	$6,517	$1,619

Pro forma net income (loss) per share — basic (6)		$0.21	$0.23	$(0.03)	$0.47	$0.11	$0.52
Pro forma net income (loss) per share — diluted (6)		$0.20	$0.22	$(0.03)	$0.41	$0.11	$0.38
Pro forma weighted average shares outstanding — basic (6)		13,977	13,977	13,977	13,748	14,665	12,151
Pro forma weighted average shares outstanding — diluted (6)		14,472	14,455	13,977	16,089	15,273	16,477

	March 31,					September 30,

							2002 Pro
	1998	1999	2000	2001	2002	2002	Forma (7)

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents and marketable securities	$5,746	$5,330	$5,433	$20,853	$23,959	$38,579	$57,446
Working capital deficit (8)	(9,300)	(14,169)	(13,662)	(6,793)	(20,374)	(29,301)	(10,434)
Total assets	36,913	31,716	29,195	44,009	48,506	56,323	97,482
Deferred revenues	29,342	30,874	29,592	39,270	51,538	48,702	48,702
Total stockholders’ (deficit) equity (8)	(7,497)	(12,801)	(10,229)	(1,531)	(16,587)	(9,652)	31,507

	March 31,					September 30,

	1998	1999	2000	2001	2002	2001	2002

Other Operating Data:
Adjusted income from operations (in thousands) (9)	$15,371	$15,510	$12,067	$6,188	$15,039	$6,288	$10,908
Membership programs offered	5	6	6	12	15	13	16
Total members	1,947	1,959	1,988	2,086	2,170
Member renewal rate (10)	85%	85%	86%	86%	88%
Contract value (in thousands) (11)	$56,417	$56,933	$58,122	$69,873	$86,108
Contract value per member (12)	$28,976	$29,062	$29,236	$33,496	$39,681

(1)	As a private company, we entered into special equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders. See note 11 to our financial statements for a detailed description of these arrangements. Since our initial public offering, we have not entered, and we do not anticipate that in the future we will enter, into any special compensation arrangements.

(2)	General and administrative expenses include certain amounts paid to DGB Enterprises, Inc., an affiliated corporation owned by our founder, for management services. See note 4 to our financial statements for more information regarding these charges. Since our initial public offering, we have provided these management services internally at a cost similar to the amounts paid to DGB Enterprises in the past. We anticipate that we will continue to provide these management services internally in the future.

(3)	Charges from DGB Enterprises for strategic direction and oversight. See note 4 to our financial statements for more information regarding these charges. As of October 1, 2001, our newly constituted Board of Directors began to provide strategic direction and oversight services and, consequently, we no longer pay the affiliate company charge.

(4)	In October 1997, we spun-off The Corporate Executive Board Company. Prior to the spin-off, The Corporate Executive Board Company was operated as one of our divisions. We have presented The Corporate Executive Board Company’s business as a discontinued operation in the statement of operations for fiscal 1998.

(5)	In conjunction with our initial public offering, our S corporation election terminated and we became subject to U.S. federal and state income taxes at prevailing corporate rates. The pro forma net income reflects an estimate of the income taxes that would have been recorded if we had been a C corporation for the periods presented.

(6)	Basic pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the pro forma weighted average number of shares outstanding, including dilutive securities, during the period. See note 3 and note 11 to our financial statements. Information presented for September 30, 2002 is not pro forma.

(7)	The pro forma balance sheet data as of September 30, 2002 gives effect to the following:

•	The issuance of shares of common stock to be sold in the offering upon the exercise of stock options.

•	Receipt of $19.7 million from the selling stockholders in payment of their option exercise prices.

•	The tax effects of the exercise of stock options in connection with the offering. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Exercise of Certain Options” for a discussion of the financial statement impact of the exercise of these options.

(8)	The working capital deficit and the total stockholders’ deficit are attributable to subchapter S distributions we made prior to our initial public offering to our then existing stockholders.

(9)	For the fiscal year ended at that date. Adjusted to exclude the special compensation arrangements and affiliate company charges discussed in notes 1 and 3 above.

(10)	The percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions or different affiliations of members that result in changes of control over individual institutions.

(11)	The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

(12)	Total contract value divided by the number of members.

Quarterly Operating Results

	Three Months Ended,

	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002	Sept. 30, 2002

	(In thousands)
Revenues	$18,530	$19,682	$20,709	$22,049	$22,929	$24,488

Costs and expenses:
Cost of services (excluding special compensation arrangements expense of $98, $184, $182, $181, $87 and $112) (1)	9,247	8,844	9,445	9,606	9,609	10,708
Member relations and marketing	3,653	3,822	4,356	4,269	4,513	4,697
General and administrative (excluding special compensation arrangements expense of $33, $802, $2, zero, zero and zero) (1)(2)	2,516	2,778	2,637	2,728	2,896	3,043
Depreciation and loss on disposal of fixed assets	508	556	473	493	581	462
Special compensation arrangements (1)	131	986	184	181	87	112
Affiliate company charge (3)	1,298	1,378	—	—	—	—

Total costs and expenses	17,353	18,364	17,095	17,277	17,686	19,022

Income from operations (4)	$1,177	$1,318	$3,614	$4,772	$5,243	$5,466

Revenue growth over prior year period	25.8%	24.9%	31.6%	26.0%	23.7%	24.4%
Contract value (5)	$74,236	$77,578	$81,940	$86,108	$91,571	$96,256
Contract value growth over prior year period	22.4%	24.2%	24.3%	23.2%	23.4%	24.1%

(1)	As a private company, we entered into special equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders. See note 11 to our financial statements for a detailed description of these arrangements. Since our initial public offering, we have not entered, and we do not anticipate that in the future we will enter, into any special compensation arrangements.

(2)	General and administrative expenses include certain amounts paid to DGB Enterprises, Inc., an affiliated corporation owned by our founder, for management services. See note 4 to our financial statements for more information regarding these charges. Since our initial public offering, we have provided these management services internally at a cost similar to the amounts paid to DGB Enterprises in the past. We anticipate that we will continue to provide these management services internally in the future.

(3)	Charges from DGB Enterprises for strategic direction and oversight. See note 4 to our financial statements for more information regarding these charges. As of October 1, 2001, our newly constituted Board of Directors began to provide strategic direction and oversight services and, consequently, we no longer pay the affiliate company charge.

(4)	By excluding the special compensation arrangements and affiliate company charges discussed in notes 1 and 3 above, adjusted income from operations would have been as follows:

	Three Months Ended,

	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002	Sept. 30, 2002

	(In thousands)
Adjusted income from operations	$2,606	$3,682	$3,798	$4,953	$5,330	$5,578

(5)	The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

RISK FACTORS

      In addition to the other information in this prospectus, you should consider carefully the following risk factors in evaluating us and our business before purchasing shares of our common stock.

Risks Relating to Our Business

Our business is limited to the health care industry

      We derive substantially all of our revenues from clients in the health care industry and, until January 1, 2007, are prohibited by an agreement with The Corporate Executive Board Company from selling our membership-based programs to companies and institutions principally engaged in businesses other than health care. See “Certain Relationships and Transactions — Agreements with The Corporate Executive Board Company” for a more detailed discussion of this agreement.

      As a result, our business, financial condition and results of operations depend upon conditions affecting the health care industry generally and hospitals and health systems particularly. Our ability to grow will depend upon the growth of the health care industry generally as well as our ability to increase the number of programs and services that we sell to our members. Factors that adversely affect the revenues and cash flows of the health care industry, including operating results, capital requirements, regulation and litigation, can be expected to reduce the funds available for purchase of our products and services.

We depend on renewals of our membership-based services

      We derive most of our revenues from renewable memberships in our discrete annual programs. Our prospects therefore depend on our ability to achieve and sustain high renewal rates on existing programs and to enter into new membership arrangements. Failure to achieve high renewal rates would have a material adverse effect on our business, financial condition and operating results. Our success in securing renewals depends upon our ability to deliver consistent, high-quality and timely research and analysis with respect to issues, developments and trends that members view as important. We cannot assure you that we will be able to sustain the level of performance necessary to achieve a high rate of renewals and, as a result, we cannot assure you that we will be able to increase or even maintain our revenues.

We may experience difficulties building and sustaining a membership base in our new programs

      Since April 2000, we have increased the number of programs we offer from six to 16. Our future success depends on our ability to capitalize on these recently introduced programs. Six of our programs offer best practices installation support, which we began to offer in fiscal 2001. These programs provide 12-month memberships to help participants accelerate the installation of best practices profiled in our research studies. Memberships in these six programs are not individually renewable. In order to maintain our annual revenues and contract value from these six programs, we will have to enroll new members each year as other members complete their 12-month program terms. We cannot assure you that we will be successful in selling these new programs in the future. Lack of market acceptance of these new programs could have a material adverse effect on our business.

Programs we launch in the future may not be successful

      Our future success depends on our ability to develop new programs that serve specific health care constituencies and the changing needs of our current and prospective members for information, analysis and advice. We cannot assure you that our efforts to introduce new programs will be successful. Delays or failures during development or implementation, or lack of market acceptance, of new programs could have a material adverse effect on our business. Our business would be materially adversely affected if we were unable to develop and introduce successful new programs or other new services, or to make enhancements to existing programs, in a timely manner in response to member requirements.

We may experience difficulties in anticipating market trends

      Our future success depends upon our ability to anticipate changing market trends and to adapt our research and analysis to meet the changing information and installation support needs of our members. We may not be able to provide helpful and timely research and analysis of developments and trends in a manner that meets market needs. Any such failure would have a material adverse effect on our business. The health care industry undergoes frequent and often dramatic changes, including the introduction of new and the obsolescence of old payments systems, changing regulatory environments, shifting strategies and market positions of major industry participants and changing objectives and expectations of health care consumers. This environment of rapid and continuous change presents significant challenges to our ability to provide our members with current and timely research, analysis and installation support on issues and topics of importance. Meeting these challenges requires the commitment of substantial resources. We cannot assure you that we will be able to meet these challenges.

Consolidation in the health care industry could adversely affect our business

      Many health care providers, insurers, medical device companies and pharmaceutical companies have consolidated to create larger organizations. Further consolidation could reduce the number of current and potential clients for our services. A reduction in the size of our target market could have a material adverse effect on our business.

      The larger organizations resulting from consolidation in the health care industry could have greater bargaining power, which could affect the current pricing structure for our services. In addition, group purchasing organizations and managed care organizations could increase pressure on providers of health care related services, like ourselves, to reduce prices. Our failure to maintain adequate pricing levels could have a material adverse effect on our business.

We must attract and retain a significant number of highly skilled employees

      Our future success depends upon our ability to hire, train, motivate and retain a significant number of highly skilled employees, particularly research analysts and sales and marketing staff. Our inability to do so would have a material adverse effect on our business. We have experienced, and expect to continue to experience, intense competition for professional personnel from management consulting firms and other producers of research and analysis services. Many of these firms have substantially greater financial resources than we do to attract and compensate qualified personnel. We cannot assure you that we will be successful in attracting a sufficient number of highly skilled employees in the future, or that we will be successful in training, motivating and retaining the employees we are able to hire.

Potential liability claims may adversely affect our business

      Our services, which involve recommendations and advice to health care providers regarding complex business and operational processes, regulatory and compliance issues and labor practices, may give rise to liability claims by our members or by third parties who bring claims against our members and us. Health care providers increasingly are the subject of litigation, and we cannot assure you that we would not also be the subject of such litigation based on our advice and services. A successful liability claim brought against us may adversely affect our reputation in the health care industry and could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we would have adequate insurance coverage for claims against us.

Cost containment pressures on health care providers may adversely affect our business

      Health care providers have come under increasing pressure to contain operating costs in response to changes in reimbursement rates and increases in labor costs driven by workforce shortages. Health care financing entities, such as Medicare, Medicaid and private health plans, periodically adjust reimbursement rates to health care providers in response to changes in government legislation or market pressure to slow the growth of health care costs. As a result, health care providers may pressure professional information services companies to lower the cost of the services they provide. Our failure to maintain our revenues or operating margin could have a material adverse effect on our business.

The expiration of our noncompetition agreement with The Corporate Executive Board Company may adversely affect our business

      We have a noncompetition agreement with The Corporate Executive Board Company which generally prohibits The Corporate Executive Board Company from selling any membership-based products and services to health care providers. Additionally, The Corporate Executive Board Company is prohibited from selling such products and services to other types of health care organizations unless the products and services are of a general business nature and are principally sold to companies and institutions not in the health care industry. This agreement ends on January 1, 2007. After that date, The Corporate Executive Board Company may sell membership-based products and services in direct competition with us. Direct competition with The Corporate Executive Board Company may have a material adverse effect on our revenues. See “Certain Relationships and Transactions — Agreements with The Corporate Executive Board Company” for a more detailed discussion of this noncompetition agreement.

Regulatory change in our market may adversely affect our business

      Changing political, economic and regulatory influences on health care providers could have a material adverse effect on our business, financial condition and results of operations. These influences affect the purchasing practices and operations of health care organizations. Federal and state legislatures periodically have considered programs to reform or amend the United States health care system at both the federal and state level. These efforts could adversely affect our members by resulting in lower reimbursement rates for health care providers, which could change the environment in which providers operate and reduce the willingness or ability of our members to renew or pay for our products and services.

We may have difficulty managing our growth

      Our growth may place significant demands on our financial, operational and managerial resources. To manage future growth, we will have to continue to implement and enhance our operations and financial systems and augment, train and manage our personnel. Our inability to manage our growth successfully would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to protect our intellectual property rights

      We rely on copyright laws, as well as nondisclosure and confidentiality arrangements, to protect our proprietary rights in our products and services. We cannot assure you that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of our rights or that we will be able to detect unauthorized uses and take timely and effective steps to enforce our rights. If unauthorized uses of our proprietary products and services were to occur, we might be required to engage in costly and time-consuming litigation to enforce our rights. We cannot assure you that we would prevail in such litigation. If others were able to use our intellectual property, our ability to charge fees for our services would be adversely affected.

We may be exposed to litigation related to content

      As a publisher and distributor of original research and analysis and user of licensed third-party content, we face potential liability for defamation, negligence and copyright and trademark infringement. Any such litigation, whether or not resulting in a judgment against us, could have a material adverse effect on our business, financial condition and results of operations. Third-party content includes information created or provided by information services organizations and consultants whom we retain and may be delivered in writing, over the Internet or orally to our members.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services

      As a provider of best practices research and analysis, our professional reputation is an important factor in attracting and retaining our members and in building relationships with the progressive health care companies that supply many of the best practices we feature in our research. If members were to become dissatisfied with the quality of our best practices research and the services we provide, our professional reputation could be damaged. If we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships.

There may be risks related to our prior use of Arthur Andersen LLP as our independent auditors

      On June 7, 2002, we dismissed Arthur Andersen LLP and engaged Ernst & Young LLP as our independent auditors. The audited financial statements and schedules as of March 31, 2000 and 2001 and for each of the two years in the period ended March 31, 2001 included in this prospectus have been audited by Arthur Andersen LLP. Prior to the date of the registration statement of which this prospectus is a part, the Arthur Andersen LLP personnel who were responsible for the audit of our financial statements resigned from Arthur Andersen LLP. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen LLP’s written consent to the inclusion of its audit reports with respect to those financial statements in this registration statement. Under these circumstances, Rule 437a under the Securities Act of 1933 permits us to dispense with the requirement to file their consent. Since Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

      In addition, the recent conviction of Arthur Andersen LLP on federal obstruction of justice charges may adversely affect Arthur Andersen LLP’s ability to satisfy any claims arising from the provision of auditing services to us, including claims that may arise out of Arthur Andersen LLP’s audit of our financial statements included in this prospectus.

      Arthur Andersen LLP’s conviction on federal obstruction of justice charges also may impede our access to the capital markets after completion of this offering. Should we seek to access the public capital markets after we complete this offering, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. If the SEC ceases accepting financial statements audited by Arthur Andersen LLP, we could be unable to access the public capital markets until Ernst & Young LLP, our current independent auditors, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen LLP. Any delay or inability to access the public capital markets caused by these circumstances could have a material adverse effect on our business prospects.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, the effects of future regulation and the effects of competition.

      Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

      You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements. These factors include our dependence on the health care industry, our membership-based business model, economic and other conditions in the markets in which we operate and governmental regulations.

USE OF PROCEEDS

      The selling stockholders are selling all of the shares of common stock being sold in the offering, including any shares sold on exercise of the underwriters’ over-allotment option. We will not directly receive any proceeds from the offering. Since a number of the shares being offered will be issued upon the exercise of currently outstanding stock options, we will receive $19.7 million from the selling stockholders in payment of their option exercise prices. If the underwriters fully exercise their over-allotment option, we will receive an additional $1.0 million from the selling stockholders in payment of the additional option exercise prices. We will use these funds for general corporate purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock has been quoted on the Nasdaq National Market under the symbol “ABCO” since our initial public offering on November 12, 2001. As of September 30, 2002, there were 10 stockholders of record of the common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low

November 12, 2001 to December 31, 2001	$28.91	$22.55
Quarter ended March 31, 2002	35.80	26.00
Quarter ended June 30, 2002	43.05	32.50
Quarter ended September 30, 2002	36.69	26.99

      On October 30, 2002, the closing price per share of our common stock as reported on the Nasdaq National Market was $31.50.

      We have not declared or paid any cash dividend on our common stock since the closing of our initial public offering. Prior to our initial public offering, while we were treated as an S corporation for federal income tax purposes, we made cash distributions to our stockholders of $16,000 in fiscal 2001 and $15.9 million in fiscal 2002. In addition, we made noncash distributions of $13.0 million to our stockholders in connection with our initial public offering.

      We do not anticipate declaring or paying any cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, would be determined by our Board of Directors and would depend upon our earnings, financial condition and cash requirements.

CAPITALIZATION

      The following table sets forth our capitalization at September 30, 2002 on an actual basis and as adjusted to give effect to the exercise of certain stock options in connection with the offering. You should read this table in conjunction with the financial statements and notes to the financial statements included elsewhere in this prospectus.

	September 30, 2002

	Actual	As Adjusted(1)

	(In thousands)
Cash and cash equivalents and marketable securities	$38,579	$57,446

Preferred stock	$—	$—
Common stock	122	146
Additional paid-in capital	(20,701)	21,253
Deferred compensation	(167)	(167)
Accumulated elements of comprehensive income	220	220
Accumulated earnings	10,874	10,055

Total capitalization	$(9,652)	$31,507

(1)	Gives effect to (i) the exercise of options granted under our 1997 and 2001 stock-based incentive compensation plans to purchase 2,435,966 shares of our common stock, which shares will be sold in the offering, and (ii) the tax effects of the exercise of stock options in connection with the offering. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Exercise of Certain Options” for a discussion of the financial statement impact of the exercise of these options. Assumes no exercise of the underwriters’ over-allotment option.

SELECTED FINANCIAL AND OPERATING DATA

      The following table sets forth selected financial and operating data. The selected financial data presented below as of March 31, 2002, and for the fiscal year then ended have been derived from our financial statements which have been audited by Ernst & Young LLP, independent auditors. The selected financial data presented below as of March 31, 1998, 1999, 2000 and 2001 and for the fiscal years then ended have been derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants. See “Risk Factors — There may be risks related to our prior use of Arthur Andersen LLP as our independent auditors.” The selected financial data for the six months ended September 30, 2001 and 2002 and the recent operating results for the quarters ended June 30, 2001, September 30, 2001, December 31, 2001, March 31, 2002, June 30, 2002 and September 30, 2002 are derived from our unaudited financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the six months ended September 30, 2002 are not necessarily indicative of the results that may be expected for fiscal 2003. You should read the selected financial data presented below in conjunction with our financial statements, the notes to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Six Months Ended
	Fiscal Year Ended March 31,					September 30,

	1998	1999	2000	2001	2002	2001	2002

	(In thousands, except per share amounts)
Statement of Operations Data:
Revenues	$55,334	$57,831	$58,535	$63,727	$80,970	$38,212	$47,417

Costs and expenses:
Cost of services (excluding special compensation arrangements expense of $1,230, $4,592, $1,766, $1,821, $645, $282 and $199) (1)	23,140	24,096	27,441	33,644	37,142	18,091	20,317
Member relations and marketing (excluding special compensation arrangements expense of $711, $4,143, $836, $679, zero, zero and zero) (1)	6,242	6,631	8,741	12,588	16,100	7,475	9,210
General and administrative (excluding special compensation arrangements expense of $279, $1,838, $408, $344, $837, $835 and zero) (1) (2)	8,941	9,618	8,524	9,768	10,659	5,294	5,939
Depreciation and loss on disposal of fixed assets	1,640	1,976	1,762	1,539	2,030	1,064	1,043
Special compensation arrangements (1)	2,220	10,573	3,010	2,844	1,482	1,117	199
Affiliate company charge (3)	—	959	4,097	4,505	2,676	2,676	—

Total costs and expenses	42,183	53,853	53,575	64,888	70,089	35,717	36,708

Income (loss) from operations	13,151	3,978	4,960	(1,161)	10,881	2,495	10,709
Interest income	1,221	1,044	592	471	453	320	320

Income (loss) before (provision) benefit for income taxes	14,372	5,022	5,552	(690)	11,334	2,815	11,029
(Provision) benefit for income taxes	(1,434)	(505)	(559)	68	(1,358)	(280)	(4,690)

Income (loss) from continuing operations (4)	12,938	4,517	4,993	(622)	9,976	2,535	6,339
Income from discontinued operations (net of income tax provision of $288 in fiscal 1998) (4)	2,598	—	—	—	—	—	—

Net income (loss)	$15,536	$4,517	$4,993	$(622)	$9,976	$2,535	$6,339

Pro forma net income (loss) (5)	$9,923	$2,888	$3,192	$(397)	$6,517	$1,619

Pro forma net income (loss) per share — basic (6)		$0.21	$0.23	$(0.03)	$0.47	$0.11	$0.52
Pro forma net income (loss) per share — diluted (6)		$0.20	$0.22	$(0.03)	$0.41	$0.11	$0.38
Pro forma weighted average shares outstanding — basic (6)		13,977	13,977	13,977	13,748	14,665	12,151
Pro forma weighted average shares outstanding — diluted (6)		14,472	14,455	13,977	16,089	15,273	16,477

						September 30,
	March 31,
							2002
	1998	1999	2000	2001	2002	2002	Pro Forma (7)

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents and marketable securities	$5,746	$5,330	$5,433	$20,853	$23,959	$38,579	$57,446
Working capital deficit (8)	(9,300)	(14,169)	(13,662)	(6,793)	(20,374)	(29,301)	(10,434)
Total assets	36,913	31,716	29,195	44,009	48,506	56,323	97,482
Deferred revenues	29,342	30,874	29,592	39,270	51,538	48,702	48,702
Total stockholders’ (deficit) equity (8)	(7,497)	(12,801)	(10,229)	(1,531)	(16,587)	(9,652)	31,507

	March 31,					September 30,

	1998	1999	2000	2001	2002	2001	2002

Other Operating Data:
Adjusted income from operations (in thousands)(9)	$15,371	$15,510	$12,067	$6,188	$15,039	$6,288	$10,908
Membership programs offered	5	6	6	12	15	13	16
Total members	1,947	1,959	1,988	2,086	2,170
Member renewal rate (10)	85%	85%	86%	86%	88%
Contract value (in thousands) (11)	$56,417	$56,933	$58,122	$69,873	$86,108
Contract value per member (12)	$28,976	$29,062	$29,236	$33,496	$39,681

(1)	As a private company, we entered into special equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders. See note 11 to our financial statements for a detailed description of these arrangements. Since our initial public offering, we have not entered, and we do not anticipate that in the future we will enter, into any special compensation arrangements.

(2)	General and administrative expenses include certain amounts paid to DGB Enterprises, Inc., an affiliated corporation owned by our founder, for management services. See note 4 to our financial statements for more information regarding these charges. Since our initial public offering, we have provided these management services internally at a cost similar to the amounts paid to DGB Enterprises in the past. We anticipate that we will continue to provide these management services internally.

(3)	Charges from DGB Enterprises for strategic direction and oversight. See note 4 to our financial statements for more information regarding these charges. As of October 1, 2001, our newly constituted Board of Directors began to provide strategic direction and oversight services and, consequently, we no longer pay the affiliate company charge.

(4)	In October 1997, we spun-off The Corporate Executive Board Company. Prior to the spin-off, The Corporate Executive Board Company was operated as one of our divisions. We have presented The Corporate Executive Board Company’s business as a discontinued operation in the statement of operations for fiscal 1998.

(5)	In conjunction with our initial public offering, our S corporation election terminated and we became subject to U.S. federal and state income taxes at prevailing corporate rates. The pro forma net income reflects an estimate of the income taxes that would have been recorded if we had been a C corporation for the periods presented.

(6)	Basic pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the pro forma weighted average number of shares outstanding, including dilutive securities, during the period. See note 3 and note 11 to our financial statements. Information presented for September 30, 2002 is not pro forma.

(7)	The pro forma balance sheet data as of September 30, 2002 gives effect to the following:

•	The issuance of shares of common stock to be sold in the offering upon the exercise of stock options.

•	Receipt of $19.7 million from the selling stockholders in payment of their option exercise prices.

•	The tax effects of the exercise of stock options in connection with the offering. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Exercise of Certain Options” for a discussion of the financial statement impact of the exercise of these options.

(8)	The working capital deficit and the total stockholders’ deficit are attributable to subchapter S distributions we made prior to our initial public offering to our then existing stockholders.

(9)	For the fiscal year ended at that date. Adjusted to exclude the special compensation arrangements and affiliate company charges discussed in notes 1 and 3 above.

(10)	The percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions or different affiliations of members that result in changes of control over individual institutions.

(11)	The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

(12)	Total contract value divided by the number of members.

Quarterly Operating Results

	Three Months Ended,

	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002	Sept. 30, 2002

	(In thousands)
Revenues	$18,530	$19,682	$20,709	$22,049	$22,929	$24,488

Costs and expenses:
Cost of services (excluding special compensation arrangements expense of $98, $184, $182, $181, $87 and $112) (1)	9,247	8,844	9,445	9,606	9,609	10,708
Member relations and marketing	3,653	3,822	4,356	4,269	4,513	4,697
General and administrative (excluding special compensation arrangements expense of $33, $802, $2, zero, zero and zero) (1) (2)	2,516	2,778	2,637	2,728	2,896	3,043
Depreciation and loss on disposal of fixed assets	508	556	473	493	581	462
Special compensation arrangements (1)	131	986	184	181	87	112
Affiliate company charge (3)	1,298	1,378	—	—	—	—

Total costs and expenses	17,353	18,364	17,095	17,277	17,686	19,022

Income from operations (4)	$1,177	$1,318	$3,614	$4,772	$5,243	$5,466

Revenue growth over prior year period	25.8%	24.9%	31.6%	26.0%	23.7%	24.4%
Contract value (5)	$74,236	$77,578	$81,940	$86,108	$91,571	$96,256
Contract value growth over prior year period	22.4%	24.2%	24.3%	23.2%	23.4%	24.1%

(1)	As a private company, we entered into special equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders. See note 11 to our financial statements for a detailed description of these arrangements. Since our initial public offering, we have not entered, and we do not anticipate that in the future we will enter, into any special compensation arrangements.

(2)	General and administrative expenses include certain amounts paid to DGB Enterprises, Inc., an affiliated corporation owned by our founder, for management services. See note 4 to our financial statements for more information regarding these charges. Since our initial public offering, we have provided these management services internally at a cost similar to the amounts paid to DGB Enterprises in the past. We anticipate that we will continue to provide these management services internally in the future.

(3)	Charges from DGB Enterprises for strategic direction and oversight. See note 4 to our financial statements for more information regarding these charges. As of October 1, 2001, our newly constituted Board of Directors began to provide strategic direction and oversight services and, consequently, we no longer pay the affiliate company charge.

(4)	By excluding the special compensation arrangements and affiliate company charges discussed in notes 1 and 3 above, adjusted income from operations would have been as follows:

	Three Months Ended,

	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002	Sept. 30, 2002

	(In thousands)
Adjusted income from operations	$2,606	$3,682	$3,798	$4,953	$5,330	$5,578

(5)	The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We provide best practices research and analysis across the health care industry. Best practices research identifies and analyzes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee members of each program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and web-based access to the program’s content database and decision support tools.

      Our business was founded in 1979 to provide best practices research and analysis across all industries. We launched our first health care best practices program in 1986. Almost all of our new program development efforts from fiscal 1996 through fiscal 1999 were targeted outside the health care sector as we focused on developing a division of our company, The Corporate Executive Board Company. After we divested our non-health care operations through the spin-off and 1999 initial public offering of The Corporate Executive Board Company, we adopted a growth strategy for our health care business. Since April 2000, we have increased the total number of programs we offer from six to 16, and doubled the size of our sales force. In November 2001, we completed our initial public offering in which our founder sold 5,750,000 shares of our common stock. We did not receive any proceeds from that offering.

      The implementation of our growth strategy can be seen in our operating results. Our revenues grew 27.1% in fiscal 2002 over fiscal 2001, after growing 8.9% in fiscal 2001 over fiscal 2000. Our revenues grew 24.1% in the first six months of fiscal 2003 over the first six months of fiscal 2002. We increased our contract value by 23.2% at March 31, 2002 over March 31, 2001, after increasing by 20.2% at March 31, 2001 over March 31, 2000. We increased our contract value 24.1% at September 30, 2002 over September 30, 2001. We define contract value as the aggregate annualized revenue attributed to all membership agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

      Memberships in each of our best practices research programs are renewable at the end of their one-year membership contracts. These renewable programs generated more than 80% of our revenues in fiscal 2002. Programs providing best practices installation support generated the balance of our revenues. These 12-month program memberships help participants accelerate the adoption of best practices profiled in our research studies, and are therefore not individually renewable.

      Costs associated with a new program initially increase more rapidly than revenues following introduction of the program because revenues associated with the new program are recognized ratably over the membership year while costs are expensed as incurred. Because each program offers a standardized set of services, however, our program cost structure is relatively fixed and the incremental cost to serve an additional member is low. As a result, our operating margin has increased as we increased the number of members participating in our existing programs, partially offset by the costs associated with the introduction of additional new programs.

      Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses and depreciation. Cost of services represents the costs associated with the production and delivery of our products and services. Member relations and marketing expenses include the costs of acquiring new members and renewing existing members. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new program development and other administrative functions.

      As a private company, we entered into the following arrangements which were discontinued at the time of our initial public offering. Accordingly, we believe the effect of these items on our historical financial statements is not indicative of future results.

•	We entered into special equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders in the absence of a public market for our stock. Since our initial public offering, we have not entered, and we do not anticipate that in the future we will enter, into any special compensation arrangements, although we incurred charges of $1.5 million in fiscal 2002 and $199,000 during the first six months of fiscal 2003, and will incur additional charges of approximately $167,000 in the remaining six months of fiscal 2003, with respect to arrangements entered into prior to our initial public offering.

•	We paid the affiliate company charge to DGB Enterprises, Inc., an affiliated corporation created by our founder in 1997 to manage his various business interests, for strategic direction and oversight. As of October 1, 2001, our newly constituted Board of Directors began to provide this strategic direction and oversight and, consequently, we no longer pay the affiliate company charge.

      Prior to our initial public offering, we were treated as an S corporation for federal income tax purposes. As an S corporation, our taxable income or loss flowed through to, and was reportable by, our stockholders. Accordingly, we did not make any provision for federal income taxes in our financial statements for periods ending prior to the closing of our initial public offering. In connection with our initial public offering, our S corporation status was terminated and we became subject to federal income taxes at prevailing corporate rates. The impact of this change resulted in a one-time benefit for income taxes of $1.6 million recognized upon our conversion from an S corporation to a C corporation at the time of our initial public offering.

Results of Operations

      The following table shows our statement of operations data expressed as a percentage of revenues for the periods indicated.

	Fiscal Year Ended			Six Months Ended
	March 31,			September 30,

	2000	2001	2002	2001	2002

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Cost of services (excluding special compensation arrangements expense of 3.0%, 2.9%, 0.8%, 0.7% and 0.4%)	46.9	52.8	45.9	47.3	42.9
Member relations and marketing (excluding special compensation arrangements expense of 1.4%, 1.1%, 0.0%, 0.0% and 0.0%)	14.9	19.8	19.9	19.6	19.4
General and administrative (excluding special compensation arrangements expense of 0.7%, 0.5%, 1.0%, 2.2% and 0.0%)	14.6	15.3	13.2	13.9	12.5
Depreciation and loss on disposal of fixed assets	3.0	2.4	2.5	2.8	2.2
Special compensation arrangements	5.1	4.5	1.8	2.9	0.4
Affiliate company charge	7.0	7.0	3.3	7.0	–

Total costs and expenses	91.5	101.8	86.6	93.5	77.4

Income (loss) from operations	8.5	(1.8)	13.4	6.5	22.6
Interest income	1.0	0.7	0.6	0.8	0.7

Income (loss) before (provision) benefit for income taxes	9.5	(1.1)	14.0	7.3	23.3
(Provision) benefit for income taxes	(1.0)	0.1	(1.7)	(0.7)	(9.9)

Net income (loss)	8.5%	(1.0)%	12.3%	6.6%	13.4%

Six months ended September 30, 2001 and 2002

      Revenues. Total revenues increased 24.1% from $38.2 million for the six months ended September 30, 2001 to $47.4 million for the six months ended September 30, 2002. The increase in revenues was primarily due to the introduction and expansion of new programs, cross-selling existing programs to existing members and, to a lesser degree, sales to new member organizations and price increases. We offered 13 membership programs as of September 30, 2001 and 16 as of September 30, 2002. Our contract value increased 24.1% from $77.6 million at September 30, 2001 to $96.3 million at September 30, 2002. Installation support program memberships, which are not individually renewable, generated 15% of contract value at September 30, 2001 and 17% of contract value at September 30, 2002.

      Cost of services. Cost of services increased 12.3% from $18.1 million, or 47.3% of revenues for the six months ended September 30, 2001, to $20.3 million, or 42.9% of revenues for the six months ended September 30, 2002. The decrease in cost of services as a percentage of revenues reflects the scaling of our programs over our larger revenue base. Because each program offers a standardized set of services, our program cost structure is relatively fixed and the incremental cost to serve an additional member is low. Consequently, while cost of services increased in the six months ended September 30, 2002, it decreased as a percentage of revenues.

      Member relations and marketing. Member relations and marketing costs increased 23.2% from $7.5 million, or 19.6% of revenues for the six months ended September 30, 2001, to $9.2 million, or 19.4% of revenues for the six months ended September 30, 2002. The increase in member relations and marketing costs is primarily due to the increase in sales staff and related costs associated with adding new members, as well as an increase in member relations personnel and related costs to serve the larger membership base.

      General and administrative. General and administrative expenses increased 12.2% to $5.9 million, or 12.5% of revenues for the six months ended September 30, 2002, from $5.3 million, or 13.9% of revenues for the six months ended September 30, 2001. The decrease in general and administrative expenses as a percentage of revenues reflects the leveraging of resources over our larger revenue base.

      Depreciation and loss on disposal of fixed assets. This amount decreased to $1.0 million or 2.2% of revenues for the six months ended September 30, 2002, from $1.1 million or 2.8% of revenues for the six months ended September 30, 2001, principally due to lower capital expenditures in fiscal 2002 and 2003 as compared to prior years. The overall decrease as a percentage of revenues reflects the leveraging of resources over our larger revenue base.

      Special compensation arrangements. Special compensation arrangements expense represents certain equity-based compensation arrangements we entered into with key employees prior to our initial public offering. We recognized special compensation arrangements expense of $1.1 million and $199,000 in the six months ended September 30, 2001 and 2002, respectively. We will incur charges of approximately $167,000 in the remaining six months of fiscal 2003 with respect to special compensation arrangements. Since our initial public offering, we have not entered, and we do not anticipate that in the future we will enter, into any special compensation arrangements.

      Affiliate company charge. The affiliate company charge was eliminated as of October 1, 2001. We recognized an affiliate company charge of $2.7 million in the six months ended September 30, 2001. We did not recognize an affiliate company charge in the six months ended September 30, 2002.

      Provision for income taxes. Prior to our initial public offering we were an S corporation and recorded a provision for income taxes related to the District of Columbia only. In connection with our initial public offering, our S corporation status was terminated and we became subject to federal income taxes at prevailing corporate rates. Accordingly, we recorded a provision for income taxes of $280,000 and $4.7 million in the six months ended September 30, 2001 and 2002, respectively.

Fiscal years ended March 31, 2000, 2001 and 2002

      Revenues. Total revenues increased 8.9% from $58.5 million in fiscal 2000 to $63.7 million in fiscal 2001, and increased 27.1% to $81.0 million in fiscal 2002. The increase in revenues was due to the introduction and expansion of new programs, cross-selling of existing programs to members, increased sales to new member organizations and price increases. We offered six membership programs as of March 31, 2000, 12 as of March 31, 2001, and 15 as of March 31, 2002. Our contract value increased 20.2% from $58.1 million at March 31, 2000 to $69.9 million at March 31, 2001, and increased 23.2% to $86.1 million at March 31, 2002. Installation support program memberships, which are not individually renewable, generated no contract value at March 31, 2000, 12% of contract value at March 31, 2001 and 18% of contract value at March 31, 2002.

      Cost of services. Cost of services increased 22.6% from $27.4 million, or 46.9% of revenues, in fiscal 2000 to $33.6 million, or 52.8% of revenues, in fiscal 2001, and increased 10.4% to $37.1 million, or 45.9% of revenues, in fiscal 2002. The increase in cost of services in fiscal 2001 was primarily due to the addition of staff and research expenses associated with the development and introduction of new programs. Costs relating to the start-up of new programs are expensed as incurred. Costs associated with a new program initially increase more rapidly than revenues following introduction of the program because revenues associated with the new program are recognized ratably over the membership year while most costs are expensed as incurred. Because each program offers a standardized set of services, our program cost structure is relatively fixed and the incremental cost to serve an additional member is low. Consequently, while cost of services increased in fiscal 2002, it decreased as a percentage of revenues.

      Member relations and marketing. Member relations and marketing expense increased 44.0% from $8.7 million, or 14.9% of revenues, in fiscal 2000 to $12.6 million, or 19.8% of revenues, in fiscal 2001, and increased 27.9% to $16.1 million, or 19.9% of revenues, in fiscal 2002. The increase in member relations and marketing expense was primarily due to an increase in sales staff and related costs associated with the introduction of new programs, as well as an increase in member relations personnel and related costs to serve the expanding membership base.

      General and administrative. General and administrative expense increased from $8.5 million, or 14.6% of revenues, in fiscal 2000 to $9.8 million, or 15.3% of revenues, in fiscal 2001, and increased to $10.7 million, or 13.2% of revenues, in fiscal 2002 with the development of new programs and the expansion of several administrative functions. The decrease as a percentage of revenues in fiscal 2002 reflects the leveraging of resources across our larger revenue base. General and administrative expense includes approximately $1.0 million, $3.8 million and $1.2 million of net charges in fiscal 2000, 2001 and 2002 from DGB Enterprises for expenses related to management services, shared space and facilities and certain administrative functions. We believe these charges approximate the expense which would have been incurred had we provided the equivalent services internally. The charges from DGB Enterprises increased from fiscal 2000 to fiscal 2001 because, during fiscal 2001, the majority of our administrative functions, including recruiting and facilities, were provided by DGB Enterprises under the terms of an administrative services agreement. See note 4 to our financial statements for a detailed description of this agreement.

      Depreciation. Depreciation expense decreased from $1.8 million, or 3.0% of revenues, in fiscal 2000 to $1.5 million, or 2.4% of revenues, in fiscal 2001, and increased to $2.0 million, or 2.5% of revenues in fiscal 2002. The decrease in depreciation expense from fiscal 2000 to fiscal 2001 was due to lower asset balances following the transfer of leasehold improvements to DGB Enterprises in fiscal 2000 in conjunction with the assignment of our lease to DGB Enterprises. The increase in fiscal 2002 was due to increased capital expenditures in fiscal 2001, which incurred a full year of depreciation expense in fiscal 2002.

      Special compensation arrangements. Special compensation arrangements expense decreased from $3.0 million in fiscal 2000 to $2.8 million in fiscal 2001 and to $1.5 million in fiscal 2002. See note 11 to our financial statements for a detailed description of these arrangements. Since our initial public offering, we have not entered, and we do not anticipate that in the future we will enter, into any special compensation arrangements.

      Affiliate company charge. Affiliate company charge increased from $4.1 million in fiscal 2000 to $4.5 million in fiscal 2001, and decreased to $2.7 million in fiscal 2002. As of October 1, 2001, we no longer pay the affiliate company charge. See note 4 to our financial statements for more information regarding this charge.

Liquidity and Capital Resources

      Cash flows from operating activities. Program memberships are generally payable by members at the beginning of the contract term. The combination of net income and advance payment of program memberships typically results in operating activities generating net positive cash flows on an annual basis, excluding cash payments for special compensation arrangements and the funding of affiliate activities. Since completion of our initial public offering, cash payments for special compensation arrangements have had no material effect on operating cash flows. Since October 1, 2001, we have not paid an affiliate company charge. Net cash flows used in operating activities were $2.4 million in fiscal 2000. Net cash flows provided by operating activities were $7.0 million in fiscal 2001 and $19.9 million in fiscal 2002. We generated net cash flows from operating activities of $14.4 million for the six months ended September 30, 2002. We used $1.7 million of cash for operating activities for the six months ended September 30, 2001, which included $4.5 million for the funding of affiliate activities. As of September 30, 2002, we had approximately $38.6 million in cash and cash equivalents and marketable securities. We believe these funds, together with net positive cash flows from operations, will satisfy working capital, financing activities and capital expenditure requirements for at least the next 12 months.

      Cash flows from investing activities. Net cash flows provided by investing activities in fiscal 2000 were $5.1 million, attributable primarily to a decrease of $7.3 million in the amount due to us from our founder, offset by investments in property and equipment of $2.2 million. Net cash flows used in investing activities in fiscal 2001 were $1.6 million, consisting of $3.5 million of purchases of property and equipment, offset by $1.9 million in proceeds from the sale of marketable securities. Net cash flows used in investing activities during fiscal 2002 were $0.9 million, consisting of purchases of property and equipment. In the six months ended September 30, 2001, we used $0.5 million of cash for capital expenditures. We used cash in investing activities of $16.4 million during the six months ended September 30, 2002, consisting of the purchase of marketable securities of $16.1 million and capital expenditures of $0.3 million.

      Cash flows from financing activities. As a private company, we made cash distributions to our former principal stockholder in the amount of $13.0 million in the six months ended September 30, 2001. We received $177,000 in connection with the issuance of common stock under our employee stock purchase plan in the six months ended September 30, 2002. On August 31, 2002, our $10 million unsecured revolving credit agreement expired. There had been no borrowings under the credit agreement. We have not and do not currently intend to replace the credit agreement.

      In fiscal 2000 we made cash distributions to our founder in the amount of $2.6 million. Our founder contributed $10.0 million of cash in fiscal 2001. In fiscal 2002, we distributed $15.9 million to our pre-IPO stockholders, consisting of $13.0 million of cash and $2.9 million of offering costs and other cash distributions we paid in conjunction with our initial public offering.

      The following summarizes certain of our contractual obligations at March 31, 2002 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by Period (in thousands)

	Total	<1 Year	1-3 Years	>3 Years

Non-cancelable operating leases (1)	$6,298	$3,020	$3,278	$—
Facilities services contract	2,589	545	1,635	409
Stock option repurchase agreements (2)	700	300	400	—

Total	$9,587	$3,865	$5,313	$409

(1)	As described in note 9 to our financial statements.

(2)	As described in note 11 to our financial statements.

      At March 31, 2001 and 2002 and September 30, 2002, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Significant Related Party Transactions

Transactions with DGB Enterprises, Inc.

      Our founder owns a controlling interest in certain entities that operate in different industries from us. In 1997, our founder created DGB Enterprises, Inc. to manage his various business interests including his ownership in us. To achieve operating efficiencies, DGB Enterprises consolidated certain management and administrative functions for these entities, and assumed the primary lease on office space used by these entities and shared with us. We entered into the following transactions with DGB Enterprises and these other interests as follows:

          Management Services

      DGB Enterprises provided us with direct senior management services, which resulted in an allocation in the three months ended June 30, 2001 in the amount of $96,000, for compensation and related charges for our acting Chief Executive Officer. The Chief Executive Officer services charge was phased out in June 2001 when we hired a permanent Chief Executive Officer. We believe these charges approximate the costs which would have been incurred had we operated on a stand-alone basis.

          Administrative Services

      From January 2000 to June 2001, the majority of our administrative functions, including recruiting, human resources, facilities and telecommunications, were provided under an administrative services agreement by DGB Enterprises, which provided similar services to all entities under our founder’s control. In July 2001, we entered into a new administrative services agreement whereby we assumed internal management of substantially all these administrative functions while DGB Enterprises continued to provide us with services related to the facilities associated with our shared leased space. Under the new agreement we provide DGB Enterprises, and related entities owned or controlled by our founder, with a variety of administrative services including services related to information technology and support, payroll and accounting and recruiting. This new agreement has a two-year term. Fees for the services provided under all these agreements are based on direct costs per transaction, square footage, headcount or a fixed cost per month that approximates the cost for each entity to internally provide or externally source these services. We believe these charges approximate the costs which would have been incurred had we operated on a stand-alone basis. We incurred net charges under all these arrangements in the amount of $0.4 million, $3.2 million, $1.1 million, $0.7 million and $0.3 million for fiscal 2000, 2001 and 2002, and for the six months ended September 30, 2001 and 2002, respectively.

          Affiliate Company Charge

      DGB Enterprises assessed a fee for strategic direction and oversight services to us and to each of the entities controlled by our founder. The charge was calculated as a percentage of revenue. As of October 1, 2001, our newly constituted Board of Directors began to provide these services and the affiliate company charge, which amounted to $4.1 million, $4.5 million, $2.7 million and $2.7 million in fiscal 2000, 2001, and 2002, and the six months ended September 30, 2001, respectively, was eliminated.

          Lease and Sublease Agreements

      In fiscal 2000 we assigned our office lease to DGB Enterprises, transferred leasehold improvements related to our office space to DGB Enterprises and subsequently entered into a sublease agreement with them on terms consistent with the original agreement. The lease agreement runs through April 2004. We incurred rent expense under this arrangement of $0.8 million, $2.6 million, $3.2 million, $1.6 million and $1.7 million for fiscal 2000, 2001 and 2002, and for the six months ended September 30, 2001 and 2002, respectively.

      For more information on our transactions with DGB Enterprises, Inc. see “Certain Relationships and Transactions” and note 4 to our financial statements.

          Transactions with The Corporate Executive Board Company

      In conjunction with the spin-off of The Corporate Executive Board Company and in order to assist in its transition to an independent corporation, we and The Corporate Executive Board Company entered into a royalty free license agreement, an administrative services agreement, a vendor contracts agreement and sublease agreement. Each of these arrangements has expired or been terminated.

      For more information on our transactions with The Corporate Executive Board Company see “Certain Relationships and Transactions” and note 4 to our financial statements.

          Transactions with our Officers, Directors and Stockholders

      Prior to our initial public offering, we made loans to Jeffrey D. Zients, our Chairman of the Board, and Michael A. D’Amato, one of our directors. In connection with our initial public offering in November 2001, we made cash and noncash distributions of $15.9 million, including these loans, to our then existing stockholders. We also distributed approximately $13.0 million in cash to our founder in May and June 2001. In addition, in April 2001 we funded a loan to Scott A. Schirmeier, our General Manager, Sales and Marketing, which was repaid with interest in December 2001.

      In May 2001, we entered into a stock option agreement with our founder pursuant to which we had an option to purchase 4,564,061 shares of our common stock at $7.13 per share. This option was intended to provide us with shares to be issued upon the exercise of outstanding employee stock options so that our stockholders would not experience dilution because of the issuance of new shares upon such exercise. Our founder terminated this option immediately prior to our initial public offering by transferring shares of our common stock to us in an amount equal to the excess of the fair value of the stock over the exercise price of the option.

      For more information on our transactions with our Officers, Directors and Stockholders see “Certain Relationships and Transactions” and note 4 to our financial statements.

Exercise of Certain Options

      Certain options granted to 94 optionholders under our 1997 and 2001 stock-based incentive compensation plans to purchase 2,435,966 shares (2,575,966 shares if the underwriters’ over-allotment option is exercised in full) of our common stock, substantially all of which vest and become exercisable on November 12, 2002, will be exercised by the selling stockholders to acquire shares being sold in the offering. Upon the exercise of these options, we will receive $19.7 million ($20.7 million if the underwriters’ over-allotment option is exercised in full) in cash in payment of option exercise prices.

      We will incur a payroll tax expense in the three months ended December 31, 2002 reflecting additional Federal Insurance Corporation Act taxes that we will become obligated to pay as a result of the taxable income that our employees will receive upon the exercise of these options. Using the last reported sale price of our common stock at September 30, 2002 of $29.62 per share as the market price per share on the option exercise date, this payroll tax expense would be $819,000 ($864,000 if the underwriters’ over-allotment option is exercised in full). We will incur additional compensation expense for tax reporting purposes, but not for financial reporting purposes, that will increase our deferred tax asset to reflect allowable tax deductions that will be realized in the determination of our income tax liability and therefore reduce our future income tax payments. Using the last reported sale price of our common stock at September 30, 2002 of $29.62 per share as the market price per share on the option exercise date, our deferred tax asset would increase by $22.3 million ($22.6 million if the underwriters’ over-allotment option is exercised in full). Although our provision for income taxes for financial reporting purposes will not change, our actual cash payments will be reduced as we utilize our deferred tax asset. As a result of the receipt of cash for the exercise of options, the incurrence of additional compensation expense and the recognition of a deferred tax asset, our stockholders’ equity will increase. Using the last reported sale price of our common stock at September 30, 2002 of $29.62 per share as the market price per share on the option exercise date, our stockholders’ equity will increase by $41.2 million ($43.5 million if the underwriters’ over-allotment option is exercised in full).

Summary of Critical Accounting Policies

Revenue recognition

      Revenues from renewable research memberships are recognized over the term of the related subscription, which is generally 12 months. Revenues from 12-month best practices installation support memberships are recognized as services are performed, limited by our pro rated refund policy. As a result, revenues for all programs are generally recognized ratably over the term of the related program agreement, which is generally 12 months. Fees are generally billable, and revenue recognition begins, when a letter agreement is signed by the member. Certain fees are billed on an installment basis. Members may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period. Our policy is to record the full amount of program agreement fees receivable and related deferred revenue when a letter agreement is signed by the member. As of March 31, 2002 and September 30, 2002, approximately $1.0 million and $0.2 million, respectively, of deferred revenues were to be recognized beyond the following 12 months.

Allowance for uncollectible revenue

      Our ability to collect outstanding receivables from our members has an effect on our operating performance and cash flows. This effect is mitigated because memberships, which are predominantly annual contracts, are generally payable by members at the beginning of the contract term. We record an allowance for uncollectible revenue based on our ongoing monitoring of our members’ credit and the aging of receivables.

Property and equipment

      Property and equipment consists of furniture, fixtures, equipment and capitalized software development costs. Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Internal software development costs are accounted for in accordance with AICPA Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and web development costs are accounted for in accordance with EITF 00-2, “Accounting for Web Site Development Costs.” Capitalized internal software development costs and capitalized web development costs are amortized using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred.

Recovery of long-lived assets

      Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is identified by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual dispositions. Impairment is measured and recorded on the basis of fair value determined using discounted cash flows. We consider expected cash flows and estimated future operating results, trends and other available information in assessing whether the carrying value of assets is impaired. We believe that no such impairment existed as of March 31, 2002 or September 30, 2002.

Deferred incentive compensation

      Direct incentive compensation related to the negotiation of new and renewal memberships is deferred and amortized over the term of the related memberships.

Earnings (loss) per share

      Basic earnings (loss) per share is computed by dividing net income (loss) by the number of basic weighted average common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the number of diluted weighted average common shares and common share equivalents outstanding during the period. Common share equivalents consist of common shares issuable upon the exercise of outstanding common stock options. The number of weighted average common share equivalents outstanding is determined in accordance with the treasury stock method, which assumes the proceeds from the exercise of the options, and the estimated tax savings associated with the company’s income tax deduction at the options’
exercise using the company’s prevailing tax rates, are used to buy back shares. For the year ended March 31, 2001, common share equivalents are anti-dilutive and are therefore omitted from the calculation.

Concentrations of credit risk

      Financial instruments that potentially expose us to significant concentrations of credit risk consist principally of cash and cash equivalents and membership fees receivable. We maintain cash and cash equivalents with financial institutions. The concentration of credit risk with respect to membership fees receivable is generally diversified due to our large number of members. However, we may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition or regulatory developments. We perform periodic evaluations of the financial institutions and our membership base and establish allowances for potential credit losses.

Recent Accounting Pronouncements

      The Financial Accounting Standards Board has issued Statements of Financial Accounting Standards Nos. 133, 137 and 138, all of which provide guidance on derivative instruments and hedging activities. We implemented these standards effective April 1, 2001. The implementation did not have a material effect on our financial statements because we do not have any derivative instruments or hedging activities.

      In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) which supersedes SFAS 121. Though it retains the basic requirements of SFAS 121 regarding when and how to measure an impairment loss, SFAS 144 provides additional implementation guidance. SFAS 144 applies to long-lived assets to be held and used or to be disposed of, including assets under capital leases of lessees, assets subject to operating leases of lessors and prepaid assets. SFAS 144 also expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. This statement is effective for fiscal years beginning after December 15, 2001. We do not believe that implementation of SFAS 144 will have a material impact on our financial statements.

Change in Accountants

      On June 7, 2002, upon the recommendation of our Audit Committee, we dismissed Arthur Andersen LLP as our independent auditors and appointed Ernst & Young LLP to serve as our independent auditors for fiscal 2003. On June 17, 2002, our Audit Committee authorized Ernst & Young LLP to re-audit our financial statements and schedule as of March 31, 2002 and for the year ended March 31, 2002.

      During each of our two most recent fiscal years and through June 7, 2002, there were no disagreements with Arthur Andersen LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure that, if not resolved to Arthur Andersen LLP’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on our financial statements for such years and there were no reportable events as defined in Item 304(a)(1)(v) of SEC Regulation S-K. By letter to the SEC dated June 7, 2002, Arthur Andersen LLP stated that it agrees with the foregoing statement.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to interest rate risk primarily through our portfolio of cash and cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents consist of highly liquid U.S. Treasury obligations with maturities of less than three months. Marketable securities consist of Washington, D.C. tax exempt notes and bonds. We perform periodic evaluations of the relative credit ratings related to the cash and cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are re-invested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile.

BUSINESS

Overview

      We provide best practices research and analysis, focusing on business strategy, operations and general management issues, to more than 2,100 hospitals, health systems, pharmaceutical and biotech companies, health care insurers and medical device companies in the United States. Best practices research identifies, analyzes and describes specific management initiatives, strategies and processes that produce the best results in solving common problems or challenges.

      We offer our research and analysis through discrete annual programs on a subscription or “membership” basis. For a fixed annual fee, members of each program have access to an integrated set of services such as best practices research studies, executive education seminars, customized research briefs and web-based access to the program’s content database and decision support tools. Our member renewal rate for each of the last five years equaled or exceeded 85%, reflecting our members’ recognition of the value they derive from participating in our programs.

      Our membership-based model, in which members actively participate in our research and analysis, is central to our strategy. This model gives us privileged access to our members’ business practices, proprietary data and strategic plans and enables us to provide detailed best practices analyses on current industry issues. Each of our 16 programs targets the issues of a specific executive constituency or business function. We sell substantially all of our program memberships as one-year agreements.

      Each of our programs offers a standardized set of services, allowing us to spread the largely fixed-cost structure of a program across that program’s membership base of participating companies. This economic model enables us to increase our revenues and operating margin as we expand the membership base of a program and, we believe, permits members to learn about industry best practices at a fraction of the cost of a customized analysis performed by a major consulting firm.

      Our membership includes the most prestigious and progressive health care institutions in the United States. As of September 30, 2002, all 17 of the top hospitals as ranked by U.S. News and World Report were members, including The Cleveland Clinic, Duke University Medical Center, Johns Hopkins Hospital, Massachusetts General Hospital, New York-Presbyterian Hospital and the UCLA Medical Center. Our membership also includes leading pharmaceutical and biotech companies, health care insurers and medical device companies, such as Genentech, Johnson & Johnson, Medtronic, Merck and WellPoint Health Networks. Within these organizations, we serve a range of constituencies, including both the executive suite and the broader management team. Our programs currently reach over 3,900 chief executive and chief operating officers and 40,000 senior executives, clinical leaders, department heads and product-line managers.

      Our business was founded in 1979 to provide best practices research and analysis across all industries. We launched our first health care best practices program in 1986. Almost all of our new program development efforts from fiscal 1996 through fiscal 1999 were targeted outside the health care sector as we focused on developing a division of our company, The Corporate Executive Board Company. After we divested our non-health care operations through the spin-off and 1999 initial public offering of The Corporate Executive Board Company, we adopted a growth strategy for our health care business. Since April 2000, we have increased the total number of programs we offer from six to 16, and more than doubled the size of our sales force. The results of this growth strategy are demonstrated by our recent operating results. For fiscal 2002, our revenues grew 27.1% from the prior year and we reported income from operations of $10.9 million, with pro forma earnings per diluted share of $0.41. For the six months ended September 30, 2002, our revenues grew 24.1% from the same period in the prior year and we reported income from operations of $10.7 million, with earnings per diluted share of $0.38.

      In November 2001, we completed an initial public offering in which our founder sold 5,750,000 shares of our common stock. We did not receive any proceeds from that offering.

Our Target Market — The Health Care Industry

      According to U.S. Department of Commerce statistics, the health care industry is one of the largest and fastest-growing vertical segments of the U.S. economy. The Centers for Medicare & Medicaid Services estimates that spending in the United States for health care services was $1.2 trillion in 1999 and projects that spending will grow at a 7.3% annual rate through 2010.

      Health care companies rely on professional information services firms to help them develop strategies and improve operations to remain competitive in the dynamic industry environment. Health care is an important vertical market within the $114 billion consulting and $54 billion corporate training and development segments of the overall professional information services industry. The market for health care professional information services includes spending on all forms of consulting, benchmarking data, education and training and market research services.

      We believe that the following characteristics of the health care industry make it especially suited for our business model of delivering professional information services regarding best practices on a standardized basis:

•	Common Industry-Wide Issues. Health care companies of all sizes face many of the same complex strategic, operational and management issues, including increasing revenues, reducing costs, overcoming labor shortages, managing clinical innovation, improving productivity, reengineering business processes, increasing clinical quality and complying with new government regulations. Because the delivery of health care services is based upon very complex, interrelated processes that involve many types of health care companies, there is widespread interest in and broad applicability of standardized programs that address the major challenges facing the industry.

•	Fragmented Industry. Our target market within the health care industry consists of over 4,000 current or potential members. This target market includes many health care providers that deliver health care services primarily on a local or regional basis. As a result of this fragmentation, best practices that are pioneered in local or regional markets are rarely widely known throughout the industry.

•	Willingness to Share Best Practices. We believe that health care companies have a relatively high propensity to share best practices. Many companies are non-profit organizations or compete in a limited geographic market and do not consider companies outside their market to be their competitors. In addition, the health care industry has a long tradition of disseminating information as part of ongoing medical research and education activities.

•	Limited Financial Resources. A cooperative membership model that provides access to best practices on a shared-cost basis appeals to many cost-conscious health care companies that otherwise lack the financial resources to commission a customized study to address their critical issues.

Business Strategy

      To capitalize on the favorable trends and characteristics of the health care industry, we will continue to develop and operate membership-based best practices programs that research and analyze the critical issues facing the health care industry and distribute our findings to our members in a standardized manner.

Capitalize on Membership-Based Business Model

      Our membership-based business model is key to our success. Our membership model enables us to target issues of relevance to a broad audience of health care companies and to draw on their experience to identify solutions. At the same time, our fixed-fee economic model promotes frequent use of our programs and services by our members.

Focus on Best Practices Research for the Health Care Industry

      We focus on researching the best practices within the health care industry, which we believe is especially suited for our business model. Our focus on health care has enabled us to develop a membership that includes the most progressive and highly regarded health care institutions where many industry issues are first identified and where many of the best practices originate. We believe that health care companies will continue to demand access to proven best practices and solutions to common industry problems on a cost-effective, cross-industry basis and that our reputation and success to date has uniquely positioned us as a leading source for identifying, evaluating and communicating these evolving solutions.

Leverage Our Intellectual Capital and Relationships by Providing Best Practices Installation Support

      We are able to efficiently leverage research and relationships from our renewable programs to develop new programs offering best practices installation support, thereby generating additional revenues for a low incremental cost. Our research programs produce the best practices that we use to create new management tools and executive education modules. These tools are packaged and delivered as 12-month memberships for separate annual fees. Our research programs also provide a natural platform to identify member organizations seeking support in adopting the best practices profiled in our research to improve their own performance.

Scale Our Economic Model

      Our economic model enables us to add new members to each of our programs for a low incremental cost per member, thereby increasing our revenues and improving our operating margin as we add members to the program. A significant portion of every program’s cost structure for delivering the program’s standardized services is fixed and therefore does not vary with the number of members who participate in a program. By targeting topics that will be of interest to a broad range of members, we are able to spread the fixed costs associated with a program over a large number of potential members.

Continue Research and Analysis Excellence

      The quality of our research and analysis is a critical component of our success. Experienced program research directors are responsible for assuring that our research methodology is applied to all studies and that research quality is maintained across all programs. We are highly selective in our hiring, recruiting only the top graduates of the leading universities and graduate schools. We emphasize continual training of all employees in key areas, including industry analysis, economics, quantitative modeling, root-cause analysis and presentation skills.

Deliver Superior Value Proposition

      We believe that our programs offer a compelling price-value proposition to participating members. Our standardized programs and scalable economic model allow us to provide access to best practices from leading institutions at a fraction of the cost any major consulting firm would charge to perform a comparable customized analysis. Members use our best practices research to improve the effectiveness of their organizations, often resulting in increased productivity and reduced operating costs. We believe that our program prices generally represent a small percentage of the potential bottom-line improvement members can achieve by successfully implementing one or more of the dozens of best practices they receive as members of a particular program. Our member renewal rate for each of the last five years equaled or exceeded 85%, reflecting our members’ recognition of the value they derived from participating in our programs.

Growth Strategy

      Our growth strategy is to leverage our extensive membership, deep knowledge base of best practices and proven business formula to increase revenues and profitability.

Cross-Sell Additional Programs to Existing Members

      Since April 2000, we have increased the number of programs we offer from six to 16, thereby significantly increasing our cross-sell opportunity. We actively cross-sell additional programs to our more than 2,100 members using a variety of tactics, including sales force visits, presentations at member meetings and announcements in our research publications and web site.

Develop New Programs

      We will continue developing new programs to cross-sell to existing members and to attract new member institutions. We actively manage a pipeline of new program concepts and rigorously evaluate and prioritize all target opportunities using well-defined new program development criteria. We involve industry thought-leaders from progressive and well-known companies as advisors early in our four-month new program development process and typically convert a high percentage of our advisors into paying members prior to launching the program. We plan to launch three to four new programs per year for the next three years, which we expect will include both research and installation support programs.

Expand Focus on Health Care Operations

      Having largely provided research on strategic issues prior to fiscal 2001, we began creating programs focused on our members’ operational issues such as managing their workforce, increasing hospital throughput, lowering costs and reducing clinical utilization. Health systems are under continual pressure to improve operations to lower costs and improve quality of care. The delivery of health care services is an inherently complex process spanning many departments within a health system. By targeting operational issues, we have significantly increased the number of executive constituencies and business functions we can target with new programs. We believe that a large portion of the money spent by health systems on external consulting, training and management support services goes towards solving operational problems. Health care providers face many of the same operational issues, creating a new and significant opportunity for our standardized best practices research, analysis and installation support. Since April 2000, we have increased the number of programs targeting operational issues from two to eight, and we expect that the majority of our new programs introduced during the next three years will focus on operational issues.

Target Additional Sectors of the Health Care Industry

      In 1992 we launched our Health Care Industry Strategy program to educate pharmaceutical, biotech, health insurance and medical device companies on the major issues and challenges facing their largest customer segment, health care provider organizations. We plan to leverage the Health Care Industry Strategy program and the relationships we have developed with senior executives at leading pharmaceutical, biotech, health insurance and medical device companies to develop additional programs focused directly on the issues of these additional sectors of the health care industry. We will target opportunities within these sectors that allow us to apply our business formula of launching programs that are largely fixed-cost in nature and offer a highly standardized solution.

Our Membership

      We believe that our membership brings together the broadest and deepest group of health care organizations and professionals in the industry. As of September 30, 2002, more than 2,100 hospitals, health systems, pharmaceutical and biotech companies, health care insurers and medical device and supply companies were members. Within these organizations, our programs also serve a range of constituencies, including both the executive suite and the broader management team. Our programs currently reach over 3,900 chief executive and chief operating officers and 40,000 senior executives, clinical leaders, department heads and product line managers. No one member accounted for more than 2% of revenues in any of the last three fiscal years.

      At the same time, we continually strive to involve the country’s most progressive health care companies in our membership. The participation of these members provides us with a window on the latest challenges confronting the health care industry and the most innovative best practices that we can share broadly throughout our membership. As of September 30, 2002, all 17 hospitals in the U.S. News and World Report 2001

America’s Best Hospitals ranking, 83 of the largest 100 health care delivery systems and 14 of the world’s 25 largest pharmaceutical companies were members. The following is a selected list of members:

Academic Medical Centers:
Beth Israel Medical Center
Duke University Medical Center
Johns Hopkins Health System
Massachusetts General Hospital
Mount Sinai NYU Health
New York-Presbyterian Healthcare System
Stanford University Medical Center
UCLA Healthcare
The University of Chicago Hospitals and
  Health System
University of Pennsylvania Health System
University of Pittsburgh Medical Center
University of Texas MD Anderson Cancer Center
Yale-New Haven Hospital

Large Health Care Delivery Systems:
Allina Health System
Avera Health
Baylor Health Care System
BJC HealthCare
Catholic Healthcare West
HCA — The Healthcare Company
Henry Ford Health System
Legacy Health System
Lovelace Health System
Mayo Clinic
Orlando Regional Healthcare
Providence Health System
Sharp HealthCare
Sutter Health
Tenet Healthcare Corporation
The Cleveland Clinic Health System

Pharmaceutical and Biotech Companies:
Abbott Laboratories
Centocor
Eli Lilly & Company
Genentech
Johnson and Johnson Healthcare
Merck & Company
Novartis Pharmaceuticals Corporation
Pfizer
Pharmacia Corporation
Schering-Plough Corporation

Health Care Insurers and Managed Care
Companies:
Aetna/ US Healthcare
Anthem
Blue Cross Blue Shield of Florida
Harvard Pilgrim Health Care
HIP Health Plan of New York
Wellpoint Health Networks

Medical Device and Supply Companies:
Cardinal Health
G.E. Medical Systems
Guidant Corporation
McKesson Corporation
Medtronic
Minnesota Mining and Manufacturing (3M)
Philips Medical Systems

Programs and Services

Programs

      We offer 16 distinct membership programs focused on identifying best-demonstrated management practices, critiquing widely followed but ineffective practices, analyzing emerging trends within the health care industry and supporting institutions’ efforts to adopt best practices to improve their own performance. Each year, our staff of research managers and analysts conducts thousands of interviews with health care industry executives on a large number of substantive areas, including:

•	health care industry strategy

•	health care marketing

•	revenue management and product line development

•	health system cost reduction and clinical reform

•	nursing recruitment, retention and productivity

•	hospital department operations

•	pharmaceuticals and medical device technology

      We focus members’ senior management on important problems by providing an unbiased, objective analysis of best practices used by the most successful health care companies to solve those problems, and by providing tools to accelerate the adoption of best practices within our member institutions.

      Our programs offer a cost-effective, time-efficient opportunity for senior executives to learn from the practices and experiences of other health care companies from around the country. We believe that member institutions can participate in and benefit from one of our programs for a fraction of the cost and time of proceeding independently either through an internal research project or by engaging a management consulting firm. At the same time, our program members receive a wide array of valuable, timely information derived from lessons learned from the industry’s most progressive participants. In fiscal 2002, we published 49 best practices research studies, provided executive education services to over 1,700 member companies reaching more than 40,000 executive and managerial participants, produced approximately 3,000 research briefs and delivered daily executive briefings via our password-protected web site and email to 30,000 executives.

      Each research program is run by a research director who is responsible for applying our standard research methodologies to produce best practices studies and for maintaining the quality of all program services. Relying on member steering sessions, member topic polls and one-on-one interviews with top industry executives, each research director identifies the most timely and important topics of shared member interest and sets the program’s research priorities in an annual agenda. The annual agenda is used to communicate potential best practices study topics and associated program services to participating members, although the actual studies and services delivered to members across the corresponding time period may vary from what is described in the agenda. A team of research analysts and instructors is dedicated to each program, collectively researching the topics on the program agenda, writing the best practices studies and providing all other program services.

      We currently offer 16 programs organized into two key practice areas, each of which targets a different executive constituency. Our health care strategy programs serve CEOs, CFOs, board members, senior-most marketing and planning executives and major product line managers and focus on broad industry trends and business issues. Our health care operations programs serve executives and general managers operating key divisions and departments within health care companies and focus on operational issues such as process improvement, cost reduction, productivity and quality improvement. Within each practice area, we offer one or more platform programs focusing on enterprise-wide strategic or operational issues and serving senior executives within the organization, as well as more targeted programs which focus on specific strategic and operational issues and serve executives deeper within a member company. Our portfolio of 16 programs, including the target audience of each program and the fiscal year each program was first offered, is represented in the graphic that follows:

Services

      Each program charges a separate annual membership fee. The program fee is fixed for the duration of the membership agreement and entitles participating members to access all of a program’s membership services. The specific membership services vary by program and change over time as services are periodically added or removed. Our full range of program services include best practices research studies, executive education, daily on-line executive briefings, original executive inquiry service, best practices installation support and on-line access to proprietary content databases. Health care companies can only access our services within a program if they are members of the relevant program. A description of these services follows:

     Best Practices Research Studies

      Each best practices research study generally addresses a specific strategic challenge, operational issue or management concern. In fiscal 2002, we published 49 best practices research studies. Each program typically publishes two to five best practices research studies annually. We design each study to present the conclusions and supporting best practices in a graphical format, enabling the intended audience to quickly assimilate the 100 to 250 pages of research content.

      Each study typically comprises two principal elements — the essay and the best practices. The essay consists of a series of observations and supporting evidence that frames the problems or business issues, helping to communicate the need for change or action to the membership at large. Each study typically contains ten to 20 best practices, and each best practice generally features a ten- to 15-page case study of narrative text, graphics and supporting analytical detail describing how the best practice works, how it was implemented and the best practice’s costs and benefits. In many cases, we assign pseudonyms to protect the confidentiality of proprietary information outlined in a study. Consistent application of our research methodology across all programs enables us to increase the number of our programs while maintaining research quality. An example of a best practices study is shown in the graphic that follows:

      Every stage in the research and writing of a best practices study is highly standardized — from topic selection to secondary research, primary research and interviewing, root cause problem analysis, best practices analysis, best practices construction and report writing. All research staff members receive extensive training in our proprietary research methodologies. In addition, program research directors and their teams can call upon our Chief Research Officer and his staff to provide assistance in conducting economic analyses, screening best practices, editing reports and creating best practices installation support tools.

      Our best practices research and the resulting reports provide us with the intellectual capital that supports other services that we offer member companies. In the course of preparing a best practices study, a research team typically will review thousands of pages of business and academic literature to ground their understanding of the issues. Then they will conduct hundreds of in-depth interviews with health care companies, industry experts, consultants and academic leaders to identify and evaluate specific business strategies and management practices. During the course of its research, a team generally evaluates dozens of management practices to isolate those practices worthy of potential implementation by members, separating out demonstrated and proven business practices from those, whether popular or conventional, that largely have failed.

      The following table lists selected representative best practices studies:

     Executive Education

      Relying on our proprietary best practices research, we deliver an executive education curriculum to member institutions nationwide. We offer executive education services through two channels — general membership meetings and presentations or facilitated discussions conducted on-site at member organizations. In either case, we use lively, interactive discussions to provide a deeper understanding of the best practices covered in our published reports. In fiscal 2002, we delivered executive education services to over 1,700 member organizations, reaching more than 40,000 executive participants. The executive education services are also an important lead generator for cross-selling new programs to existing members.

      In certain programs, we host general membership meetings across the country, presenting the most important research findings from our annual program agendas to groups of 20 to 200 members. In fiscal 2002, we hosted approximately 100 member meetings in the United States, and one meeting each in Australia and the United Kingdom.

      As an example, the table below sets forth the general membership meetings hosted in fiscal 2002 by our platform Health System Strategy program:

Meeting Date	Meeting Location	Target Audience

September 6, 2001	Washington, DC	CEOs, COOs, Boards of Directors
September 20, 2001	Washington, DC	CEOs, COOs, Boards of Directors
October 4, 2001	Washington, DC	CEOs, Senior Executives, Line Managers
October 11, 2001	Washington, DC	CEOs, COOs, Boards of Directors
October 15, 2001	Washington, DC	CEOs, COOs, Boards of Directors
October 18, 2001	Dallas, TX	CEOs, Senior Executives, Line Managers
October 22, 2001	Pasadena, CA	CEOs, COOs, Boards of Directors
October 25, 2001	Washington, DC	CEOs, COOs, Boards of Directors
November 5, 2001	St. Louis, MO	CEOs, Senior Executives, Line Managers
November 8, 2001	San Francisco, CA	CEOs, Senior Executives, Line Managers
November 12, 2001	Washington, DC	CEOs, COOs, Boards of Directors
November 15, 2001	Chicago, IL	CEOs, Senior Executives, Line Managers
November 19, 2001	Atlanta, GA	CEOs, Senior Executives, Line Managers
November 26, 2001	Philadelphia, PA	CEOs, Senior Executives, Line Managers
December 3, 2001	Chicago, IL	CEOs, COOs, Boards of Directors
December 6, 2001	Washington, DC	CEOs, Senior Executives, Line Managers
December 13, 2001	Cleveland, OH	CEOs, Senior Executives, Line Managers
December 17, 2001	Marina del Rey, CA	CEOs, Senior Executives, Line Managers
January 10, 2002	New York, NY	CEOs, Senior Executives, Line Managers
January 14, 2002	Seattle, WA	CEOs, Senior Executives, Line Managers
January 17, 2002	Washington, DC	CEOs, COOs, Boards of Directors
January 24, 2002	Charlotte, NC	CEOs, Senior Executives, Line Managers
January 28, 2002	Chicago, IL	CEOs, Senior Executives, Line Managers
January 31, 2002	Dallas, TX	CEOs, Senior Executives, Line Managers
February 4, 2002	Dearborn, MI	CEOs, Senior Executives, Line Managers
February 7, 2002	Atlanta, GA	CEOs, Senior Executives, Line Managers
February 11, 2002	Boston, MA	CEOs, Senior Executives, Line Managers
February 21, 2002	Washington, DC	CEOs, COOs, Boards of Directors

      Certain programs may also provide on-site executive education seminars and facilitated discussions as part of their membership services. Once a year or more, members of these programs can request to schedule an Advisory Board faculty member to travel to their organization to deliver an executive education module, typically a one- to three-hour lecture, case study or facilitated working group discussion, of the member’s choice. In fiscal 2002, we conducted over 1,000 on-site seminars at member organizations.

      We deploy a staff of approximately 28 full-time and part-time faculty who conduct the on-site education seminars. We update our library of executive education modules throughout the year as we translate new best practices research into executive education content.

     Executive Briefings

      To provide our member organizations with industry news and best practices on a more frequent basis than is possible with our longer reports, certain programs produce executive briefings that provide short, comprehensive summaries of our research findings, best practices, benchmark data and industry news. We provide two types of executive briefings, each available to our members through our password-protected web site and by email.

Daily Briefings. Each day, our editorial team reviews the nation’s health care news drawn from over 250 sources — including daily newspapers, news wires, magazines, clinical journals and city business journals —

and summarizes relevant industry business and clinical news in a five- to ten-page report. We produce two versions of our Daily Briefing, one targeting health care executives and the other physician leaders.

Executive Watches. Our Executive Watch reports provide best practices, benchmark data and industry news for specific executive constituencies within health care companies. We currently produce five Executive Watch reports for the following executive constituencies: chief financial officers; chief nursing officers; senior marketing and planning executives; cardiac administrators; and oncology administrators. Our Executive Watch reports are updated throughout the week.

     Original Executive Inquiry Service

      Certain programs permit members to assign short-answer, customized research requests to our research staff through our original executive inquiry service. Depending on the need of the requesting member, completed projects may include literature searches, vendor profiles, benchmark data or original primary research.

      Original executive inquiry projects generally take five to 15 days to complete, depending on the depth of the information request and the type of research product desired. Our most in-depth research briefs generally contain two to four case study profiles of interviewed institutions, highlighting significant trends, successful practices and comparative responses to a range of questions. After we have completed and delivered the written brief to the requesting member, we make the best of these briefs accessible to other members of the same program through our proprietary database.

      We believe that the original executive inquiry service builds our proprietary database and further encourages members to view us as a reliable and effective resource for best practices research.

     Best Practices Installation Support

      Certain programs provide members with support in installing the best practices profiled in our research studies within their own organizations. We offer members a standardized package of management tools supplemented by approximately four on-site sessions to educate relevant executives and line managers in their use. The majority of management tools and on-site curricula derive from research content, data and documents gathered in the research process used to produce our best practices research studies, enabling us to create best practices installation modules quickly and for a low incremental cost. Our installation support includes both the management tools and the associated on-site sessions and is packaged and delivered to each member over a 12-month period.

      We offer two types of management tools. The first type is diagnostic tools, which include self-assessment tests, data workbooks and discussion guides to help members select those best practices most likely to have a large impact within their own organizations. The second type is installation tools, which include task checklists, process flow diagrams, results-reporting templates, project plans, job descriptions, budgets, management reports, forms, surveys, policies and procedures, organization charts, memos and benchmark data, designed to help members implement particular best practices. By using our installation tools, members benefit from work already completed by other members, saving them time, cost and effort by providing tools proven successful in installing a best practice.

      On-site education sessions are designed to help members organize, structure and manage an internal project team tasked with installing one or more best practices. Our on-site sessions, led by our executive education faculty, help members reach internal consensus and develop action plans for installing best practices and tracking results.

     Proprietary Database and On-line Services

      Certain programs maintain a password-protected proprietary database of best practices accessible only to members of that program. We continually update our databases with new management practices, management tools, quantitative performance data and related information supplied by our members. We maintain an electronic archive of all executive briefings, best practices research studies and the best of our customized research briefs in our databases and make them accessible to member executives and our staff. As of September 30, 2002, our proprietary databases contained more than 30,000 profiles of management practices.

Pricing

      We sell substantially all memberships in our programs as one-year agreements. Each program charges a separate fixed annual membership fee. Annual fees vary by program based on the target executive constituency and the specific combination of services provided to participating members. Annual fees for programs that offer best practices installation support generally are higher than annual fees for programs that do not offer this service. The annual fees paid by members within the same program also vary based on the size of the member institution and the total number of program memberships the member purchases. Membership fees may also be lower for the initial members of new programs. Membership agreements are generally paid in full within three months of the start of the membership period. All of our memberships also provide a pro rated service guarantee, which allows members to request a refund of the unexpired portion of their current year fee, pro rated from the start of the membership period.

Sales and Marketing

      At September 30, 2002, our sales force consisted of 45 new business development teams that are responsible for selling new memberships to assigned geographic market and program segments. Our two-person new business development teams sell programs to new clients as well as cross-sell programs to existing members of other programs. We also maintain separate member services teams of one to two people that are responsible for servicing and renewing existing memberships.

      The separation of responsibility for new membership sales and membership renewals reflects the varying difficulty and cost of the respective functions. New business development representatives are compensated with a base salary and variable, goal-based incentive bonuses and travel on average 60% of the time, conducting face-to-face meetings with senior executives at current and prospective member institutions. Member services representatives assume more of an in-house coordinating role, conducting most of their responsibilities over the telephone.

Competition

      We are not aware of any other entity that enables health care organizations to study as broad a range of best management practices for fixed annual fees. We compete indirectly against other professional information services providers, including consulting firms, accounting firms that offer consulting services, market research firms and specialized providers of educational and training services. Other entities, such as state and national trade associations, group purchasing organizations, non-profit think-tanks and database companies, also offer research, consulting and education services to health care companies.

      We believe that the principal competitive factors in our market include quality and timeliness of research and analysis, applicability and efficacy of recommendations, reliable delivery, depth and quality of the membership network, ability to meet changing customer needs, service and affordability. We believe we compete favorably with respect to each of these factors.

      The Corporate Executive Board Company provides membership-based programs on a cross-industry basis that are similar to the types of programs that we sell to health care companies. We have a noncompetition agreement with The Corporate Executive Board Company that extends through January 1, 2007, which generally prohibits The Corporate Executive Board Company from selling programs to health care providers. This agreement also prohibits The Corporate Executive Board Company from selling programs to other types of health care organizations unless the programs address issues of a general business nature and are principally sold to companies and institutions not in the health care industry. This noncompetition agreement generally prohibits us from selling our programs to organizations principally engaged in businesses other than health care.

Employees

      At September 30, 2002, we employed approximately 470 persons, all of whom are located at our headquarters in Washington, DC. None of our employees are represented by a collective bargaining arrangement. We believe that our relations with our employees are favorable.

      We believe strongly in a culture of meritocracy, rewarding key contributors with opportunities for rapid professional growth and advancement as well as competitive compensation. Training is a critical job component for all of our employees, including industry analysis, economics, quantitative modeling, root-cause analysis and presentation skills.

Facilities

      Our headquarters are located in approximately 100,000 square feet of office space in Washington, DC. This facility is leased from DGB Enterprises until April 2004. The facility accommodates research, marketing and sales, information technology, administration, graphic services and operations personnel. We believe that our existing facilities will be adequate for our current needs and that additional facilities are available for lease to meet future needs.

MANAGEMENT

Directors and Executive Officers

      Set forth below is certain information regarding our executive officers and directors.

Name	Age	Position

Jeffrey D. Zients	35	Chairman of the Board
Frank J. Williams	36	Chief Executive Officer and Director
David L. Felsenthal	32	Chief Financial Officer, Treasurer and Secretary
Scott M. Fassbach	43	Chief Research Officer
Richard A. Schwartz	37	General Manager, Research
Scott A. Schirmeier	34	General Manager, Sales and Marketing
Michael A. D’Amato	48	Director
Thomas E. Donilon	47	Director
Kelt Kindick	47	Director
Joseph E. Laird, Jr.	57	Director
LeAnne M. Zumwalt	44	Director

      Executive officers are appointed by and serve at the pleasure of our Board of Directors. A brief biography of each director and executive officer follows.

      Jeffrey D. Zients joined us in 1992, served as our Chief Executive Officer from July 1998 until June 2001 and became our Chairman of the Board in June 2001. Mr. Zients also has served as the Chief Operating Officer of DGB Enterprises since October 1997. Prior to July 1998, Mr. Zients held various positions with us, including Chief Operating Officer from 1996 to July 1998. From the time of our spin-off of The Corporate Executive Board Company until April 2001, Mr. Zients was a director of The Corporate Executive Board Company, and was Chairman of the Board of The Corporate Executive Board Company from January 2000 to April 2001. Prior to joining us, Mr. Zients was employed at Mercer Management Consulting and Bain & Company. Mr. Zients received a B.S. from Duke University.

      Frank J. Williams joined us in September 2000 as an Executive Vice President and has been our Chief Executive Officer and a director since June 2001. From June 2000 through January 2001, Mr. Williams was also the President of an affiliated company, eHospital NewCo Inc., which focused on developing and delivering health care content to patients and providers via the Internet. From May 1999 to May 2000, Mr. Williams served as the President of MedAmerica OnCall, a provider of outsourced services to physician organizations, hospitals, and managed care entities. Mr. Williams also served as a Vice President of Vivra Incorporated and as the General Manager of Vivra Orthopedics, an operational division of Vivra Specialty Partners, a private health care services and technology firm. Earlier in his career, Mr. Williams was employed by Bain & Company. Mr. Williams received a B.A. from University of California, Berkeley, and an M.B.A. from Harvard Business School.

      David L. Felsenthal first joined us in 1992. He has been our Chief Financial Officer, Treasurer and Secretary since April 2001. From September 1999 to March 2001, Mr. Felsenthal was Vice President of an affiliated company, eHospital NewCo Inc., which focused on developing and delivering health care content to patients and providers via the Internet. From 1997 to 1999, Mr. Felsenthal worked as Director of Business Development and Special Assistant to the CEO/CFO of Vivra Specialty Partners, a private health care services and technology firm. From 1992 through 1995, Mr. Felsenthal held various positions with us, including research analyst, manager and director of the original executive inquiry research department. Mr. Felsenthal received an A.B. degree from Princeton University and an M.B.A. from Stanford University.

      Scott M. Fassbach first joined us in 1987. He has been our Chief Research Officer since March 2000. From 1987 through 1990, and from 1991 through March 2000, Mr. Fassbach served in various management capacities with us. From 1990 to 1991, Mr. Fassbach worked in Ernst & Young’s health care consulting practice. Mr. Fassbach received a B.A. from Johns Hopkins University and an M.A. from Harvard University.

      Richard A. Schwartz joined us in 1992 and has been our General Manager, Research since June 2001. Prior to June 2001, Mr. Schwartz held various management positions in our research programs, including Executive Director, Research from June 1996 to March 2000, and Executive Vice President from March 2000 to May 2001. Mr. Schwartz received a B.A. from Stanford University and an M.B.A. from Duke University.

      Scott A. Schirmeier joined us in 1995 and has been our General Manager, Sales and Marketing, since June 2001. From 1995 to June 2001, Mr. Schirmeier held various management positions overseeing marketing, sales and relationship management functions, including Senior Director, Sales and Relationship Management from July 1998 to March 2000, and Executive Director, Sales and Marketing from March 2000 to June 2001. Mr. Schirmeier received a B.A. from Colby College.

      Michael A. D’Amato served as our Executive Vice President from July 1998 to June 2001, and as our Chief Financial Officer from 1996 until July 1998. He has been a director since June 2001. Since October 1997, Mr. D’Amato also served as the Chief Financial Officer of DGB Enterprises, and was the Chief Financial Officer of The Corporate Executive Board Company from October 1997 until November 1998. Mr. D’Amato was also a member of the board of directors of The Corporate Executive Board Company from July 1998 until November 12, 2001. Mr. D’Amato was a partner at Bain & Company from 1982 to 1995. Mr. D’Amato received a B.S. from Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

      Thomas E. Donilon has been a director since November 2001. Mr. Donilon is presently an Executive Vice President at Fannie Mae, a publicly held national financial services company. Mr. Donilon joined Fannie Mae in 1999 as Senior Vice President, General Counsel and Secretary. From 1997 to 1999, Mr. Donilon was a partner with the international law firm O’Melveny & Myers. From 1993 to 1996, Mr. Donilon served as Assistant Secretary of State for Public Affairs and Chief of Staff to the Secretary of State at the United States Department of State. From 1985 to 1993, Mr. Donilon was an attorney with O’Melveny & Myers. Mr. Donilon received a B.A. from Catholic University of America and a J.D. from the University of Virginia Law School.

      Kelt Kindick has been a director since November 2001. Mr. Kindick is presently a Director at Bain & Company, a privately held management consulting firm. Mr. Kindick spends a portion of his time as Bain & Company’s Chief Investment Officer and is responsible for the firm’s private equity and venture investments. Mr. Kindick joined Bain & Company in 1980, was elected partner in 1986, served as Managing Director of the firm’s Boston office from 1991 to 1996 and as Chairman of the firm’s executive committee from 1998 to 1999. Mr. Kindick received a B.A. from Franklin & Marshall College and an M.B.A. from Harvard Business School.

      Joseph E. Laird, Jr. has been a director since November 2001. Mr. Laird is presently the Chairman and Chief Executive Officer of Laird Squared, LLC, an investment banking company serving the database information services industry. From 1989 to 1998, Mr. Laird was a Managing Director of Veronis Suhler Stevenson, a leading specialty merchant bank that serves the media and information industries. From 1975 to 1989, Mr. Laird held a variety of positions, including senior securities analyst and investment strategist, for PaineWebber Mitchell Hutchins and Hambrecht & Quist. Mr. Laird serves on the board of directors of FactSet Research Systems, a publicly held financial information services database integrator. Mr. Laird received an A.B. from Franklin & Marshall College and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

      LeAnne M. Zumwalt has been a director since November 2001. Ms. Zumwalt is presently a Vice President of DaVita, Inc., a publicly held provider of dialysis services. From 1997 through 1999, Ms. Zumwalt was the Chief Financial Officer of Vivra Specialty Partners, a privately held health care services and technology firm. From 1991 to 1997, Ms. Zumwalt held several executive positions, including Chief Financial Officer and Treasurer, with Vivra Incorporated, a publicly held provider of dialysis services. Ms. Zumwalt also served on the board of directors of Vivra Incorporated from 1994 to 1997. Prior to joining Vivra Incorporated, Ms. Zumwalt was with Ernst & Young LLP for ten years. Ms. Zumwalt received a B.S. from Pacific Union College.

Information Regarding Our Board of Directors

      All directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. Our Board of Directors elects our executive officers and these officers serve at the discretion of our board. There are no family relationships among our directors and executive officers.

Director Compensation

      Directors’ compensation will be set from time to time by our Board of Directors or, to the extent authorized by our board, by our Compensation Committee, under the directors’ plan and such other arrangements as our Board of Directors or our Compensation Committee determines to be appropriate. Our directors’ stock plan, approved by our Board of Directors and stockholders on June 1, 2001, provides that our Board of Directors or our Compensation Committee may grant stock options or make stock grants to our directors. The terms, provisions and conditions of such awards are set at the sole discretion of our Board of Directors or our Compensation Committee, except that options may not be granted with an exercise price below the market value of our common stock at the time of the grant. In June 2001, our Board of Directors approved a grant to Mr. Zients of options, which expire on June 1, 2011, to purchase 60,624 shares of our common stock at $8.91 per share and a grant to Mr. D’Amato of options, which expire on June 1, 2011, to purchase 40,416 shares of our common stock at $8.91 per share. In October 2001, our Board of Directors approved a grant upon the closing of our initial public offering to each of Mr. Donilon, Mr. Kindick, Mr. Laird and Ms. Zumwalt of options, which expire on November 12, 2011, to purchase 40,416 shares of our common stock at $19.00 per share. Directors who are not otherwise employed by us are paid a retainer of $15,000 per year. Our Chairman of the Board is paid a retainer of $30,000 per year. We plan to make an annual grant of options to purchase 10,000 shares to each director who is not otherwise employed by us. We plan to make an annual grant of options to purchase 20,000 shares to our Chairman. Directors who are also our employees in other capacities do not receive any additional compensation for their service as directors. We will reimburse each director for his or her reasonable out-of-pocket expenses for attending Board of Directors meetings.

Committees of Our Board of Directors

Audit Committee

      The members of our Audit Committee are Thomas E. Donilon, Kelt Kindick and LeAnne M. Zumwalt, all of whom are independent directors. The primary responsibilities of our Audit Committee are to:

•	recommend annually our independent public accountants for appointment by our board as auditors;

•	review the scope of the audit to be made by our accountants;

•	review the audit reports submitted by our accountants; and

•	conduct such other reviews as the audit committee deems appropriate and make reports and recommendations to our Board of Directors within the scope of its functions.

Compensation Committee

      The members of our Compensation Committee are Thomas E. Donilon, Kelt Kindick and Joseph E. Laird, Jr., all of whom are independent directors. Our Compensation Committee, among other things:

•	reviews salaries, benefits and other compensation, including stock-based compensation of directors, officers and other key employees under our directors’ stock plan, our employee stock-based incentive compensation plans and our employee stock purchase plan; and

•	makes recommendations to our Board of Directors.

      Our Board of Directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

      Prior to our initial public offering, the functions of a compensation committee were performed by our Board of Directors. Until June 2001, our Board of Directors consisted solely of our founder. Our founder is the President, Chairman of the Board and sole stockholder of DGB Enterprises, a company that he created in 1997 to manage his various business interests. Since our initial public offering, our founder has not held a director or officer position with us.

Executive Compensation

      The following table shows the cash compensation and certain other compensation paid or accrued by us for fiscal 2001 and fiscal 2002 to our Chief Executive Officer and our four most highly compensated executive officers. We refer to these officers as our named executive officers.

Summary Compensation Table

					Long-Term
					Compensation
	Annual Compensation
Name and					Number of	All Other
Principal Position	Fiscal Year	Salary		Bonus	Stock Options	Compensation

Jeffrey D. Zients, Chairman of the Board (formerly our Chief Executive Officer) (1)	2001	$500,000	(2)	$—	—	$—
	2002	$96,000	(2)	$—	60,624	$1,312,500	(3)
Frank J. Williams, Chief Executive Officer and Director	2001	$164,248	(2)	$—	593,610	$—
	2002	$487,500		$100,000	267,080	$—
David L. Felsenthal, Chief Financial Officer, Secretary and Treasurer (4)	2001	$24,038		$—	151,560	$—
	2002	$286,250		$40,000	84,360	$—
Scott M. Fassbach, Chief Research Officer	2001	$521,950		$—	31,575	$1,400,000	(5)
	2002	$539,500		$10,000	17,000	$—
Richard A. Schwartz, General Manager, Research	2001	$470,100		$—	31,575	$350,000	(5)
	2002	$485,550		$12,000	17,000	$300,000	(5)
Scott A. Schirmeier, General Manager, Sales and Marketing	2001	$276,475		$58,125	168,400	$—
	2002	$307,750		$55,425	17,000	$—

(1)	Mr. Zients resigned from the position of Chief Executive Officer on June 1, 2001 and was replaced by Mr. Williams. Since June 1, 2001, Mr. Zients has served as the Chairman of our Board of Directors for which he received additional compensation in the amount of $30,000 in fiscal 2002.

(2)	Includes payments by DGB Enterprises, Inc., which were allocated to us for services provided by our named officers during fiscal 2001 and fiscal 2002.

(3)	Represents the value realized on the exercise of stock options during fiscal 2001 and fiscal 2002. The value was measured as the difference between the exercise price and the fair market value on the date of exercise.

(4)	Mr. Felsenthal has served as our Chief Financial Officer, Secretary and Treasurer since April 1, 2001. Immediately prior to joining us, Mr. Felsenthal was Vice President of eHospital NewCo Inc., a company controlled by our founder that was established to develop and deliver health care content to patients and providers via the Internet. In Fiscal 2001, eHospital Newco provided us with its staff to assist in the development of our IT Strategy program, and we reimbursed eHospital Newco for its direct costs related to these services, including a portion of Mr. Felsenthal’s salary.

(5)	Represents payments made pursuant to special equity-based compensation arrangements entered into with selected employees while we were a private company. Since our initial public offering, we have not entered, and we do not anticipate that in the future we will enter, into any new special equity-based compensation arrangements.

Stock Option Grants in Fiscal 2002

      The following table shows information about stock option grants to our named executive officers during fiscal 2002. These figures do not represent our estimate or projection of future stock prices.

Stock Option Grants in Fiscal 2002

					Potential Realizable
	Individual Grants(1)				Value at Assumed
					Annual Rates of
	Number of	% of Total			Stock Price
	Shares	Options			Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Option	Employees in	Price	Expiration
Name	Grants	Fiscal Year	(per share)	Date	5%	10%

Jeffrey D. Zients	60,624	3.7	$8.91	June 1, 2011	$3,953	$326,249
Frank J. Williams	202,080	12.3	7.13	May 30, 2008	125,921	728,990
	65,000	3.9	19.00	November 12, 2011	776,685	1,968,272
David L. Felsenthal	67,360	4.1	7.13	May 30, 2008	41,974	242,997
	17,000	1.0	19.00	November 12, 2011	203,133	514,779
Scott M. Fassbach	17,000	1.0	19.00	November 12, 2011	203,133	514,779
Richard A. Schwartz	17,000	1.0	19.00	November 12, 2011	203,133	514,779
Scott A. Schirmeier	17,000	1.0	19.00	November 12, 2011	203,133	514,779

(1)	The stock options granted pursuant to our 1997 stock-based incentive compensation plan generally become exercisable in equal portions on each of the first three anniversaries of our initial public offering and generally will expire on the later of seven years after the date of the grant or the fifth anniversary of our initial public offering. The stock options granted pursuant to our 2001 stock-based incentive compensation plan and our directors’ stock plan generally become exercisable based on the vesting schedule determined by the administrator of such plans.

Aggregated Option Exercises in Fiscal 2002 and Year-End Option Values

      The following table shows information about the value realized on option exercises for each of our named executive officers during fiscal 2002, and the value of their unexercised options at the end of fiscal 2002. Value is measured as the difference between the exercise price and the closing price of our common stock on March 29, 2002, the last trading day of fiscal 2002, of $32.52 per share.

Aggregated Option Exercises in Fiscal 2002

and Year-End Option Values

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options at
	Acquired		Options at Fiscal Year-End		Fiscal Year-End
	on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey D. Zients	505,200	$1,312,500	565,824	—	$16,247,980	$—
Frank J. Williams	—	—	—	860,690	—	21,081,369
David L. Felsenthal	—	—	—	235,920	—	5,788,219
Scott M. Fassbach	—	—	—	722,175	—	18,134,233
Richard A. Schwartz	—	—	—	469,575	—	11,720,719
Scott A. Schirmeier	—	—	—	294,860	—	7,384,903

Equity Compensation Plan Information

      The table below provides information about our common stock that, as of March 31, 2002, may be issued upon the exercise of options and rights under the following equity compensation plans (which are all of our equity compensation plans):

•	The Advisory Board Company 1997 Stock-Based Incentive Compensation Plan

•	The Advisory Board Company 2001 Stock-Based Incentive Compensation Plan

•	The Advisory Board Company Directors’ Stock Plan

•	The Advisory Board Company Employee Stock Purchase Plan

Number of securities
remaining available for
		Weighted-average	future issuance under
	Number of securities to	exercise price of	equity compensation
	be issued upon exercise	outstanding	plans (excluding	Total of securities
	of outstanding options,	options, warrants	securities reflected in	reflected in
	warrants and rights	and rights	column (a))	column (a) and (c)
Plan Category	(a)	(b)	(c)	(d)

Equity Compensation Plans Approved by Stockholders	9,799,916	$8.42	3,321,812	13,121,728
Equity Compensation Plans Not Approved by Stockholders	—	—	—	—

Total	9,799,916	$8.42	3,321,812	13,121,728

Employment Agreements

Employment and Noncompetition Agreements with Frank J. Williams

      Mr. Williams is employed by us under an agreement pursuant to which he receives an annual salary of $500,000, which is subject to periodic increases in our sole discretion, and an annual bonus which may be awarded at the discretion of our Board of Directors. This agreement requires Mr. Williams to devote his efforts and abilities to us on a full-time basis and provides that Mr. Williams, in addition to salary, is entitled to the standard benefits we provide to other senior executive employees and the reimbursement of reasonable and necessary business expenses. In the event that Mr. Williams’ employment is terminated without cause, he will continue to receive his base salary for one year after termination and all stock options granted to him will vest and become exercisable immediately. This agreement also provides for accelerated vesting of certain stock options in the event that we experience a change of control.

      Mr. Williams is party to a noncompetition agreement with us. Under the terms of this agreement, Mr. Williams may not compete with us or solicit our employees for a period of two years after the termination of his employment. This agreement also provides that Mr. Williams may not disclose any of our confidential or proprietary information, must disclose business opportunities to us and must return all of our property upon the termination of his employment.

Agreements with our other named executive officers and certain directors

      Messrs. Zients, D’Amato, Fassbach, Felsenthal, Schirmeier and Schwartz are parties to agreements concerning exclusive services, confidential information, business opportunities, noncompetition, non-solicitation and work product. These agreements prohibit these individuals from competing with us or soliciting our employees during their tenure as members of our Board of Directors or employees, as the case may be, and, if the individual is terminated for cause or resigns, for a period of two years thereafter. These agreements also provide that Messrs. Zients, D’Amato, Felsenthal, Fassbach, Schirmeier and Schwartz will not disclose any of our confidential or proprietary information.

      There are no other employment agreements in effect with respect to any of our directors or named executive officers.

Stock Plans and Agreements

1997 Stock-Based Incentive Compensation Plan

      Our 1997 stock-based incentive compensation plan is designed to provide for the grant of stock options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. Either our Board of Directors or our Compensation Committee may serve as administrator of the plan. Stock options granted pursuant to the plan may be granted to our key employees as determined by the administrator of the plan.

      The aggregate number of shares of our common stock issuable under the plan may not exceed 10,104,000. As of September 30, 2002, 8,789,032 shares of our common stock were subject to stock options granted under the plan, 648,340 shares of which are exercisable. Options to purchase 1,023,872 shares of our common stock were previously exercised and are not reissuable. The remaining stock options granted pursuant to our 1997 stock-based incentive compensation plan generally become exercisable in equal portions on November 12, 2002, 2003 and 2004 and generally will expire on the later of seven years after the date of the grant or November 12, 2006. The Board of Directors, or the Chairman of the Board, may accelerate the vesting of these options. In the event of a transaction or other event affecting our authorized or issued common stock, the Board of Directors is authorized, to the extent it deems appropriate, to make substitutions or adjustments in the number and kind of shares reserved for issuance and the limits on individual awards pursuant to the plan. We do not intend to make any additional grants under the plan.

      Common stock purchased upon the exercise of any stock options granted pursuant to the plan, at the sole discretion of the administrator of the plan, may be paid for in cash or other means including a full recourse promissory note. Unless otherwise provided, stock options granted are nontransferable by the optionholder other than by will or the laws of descent and distribution, and are exercisable only by the optionholder during his or her lifetime. The plan terminates on May 1, 2009 unless terminated earlier.

2001 Stock-Based Incentive Compensation Plan

      In June 2001, our Board of Directors adopted and our stockholders approved our 2001 stock-based incentive compensation plan. The plan is designed to provide for the grant of stock options that qualify as incentive stock options as well as stock options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. The plan is meant to provide participants with an increased economic and proprietary interest in us in order to encourage those participants to contribute to our success and progress. Either our Board of Directors or our Compensation Committee may serve as administrator of the plan. Stock options granted pursuant to the plan may only be granted to our officers, independent contractors, employees and prospective employees.

      The aggregate number of shares of our common stock issuable under the plan may not exceed 2,357,600. The aggregate number of shares of our commons stock subject to stock options issued during any calendar year to any one participant may not exceed 252,600. As of September 30, 2002, 704,500 shares of our common stock were subject to stock options granted under the plan, none of which are exercisable. Stock options generally become exercisable based on the vesting schedule established by the administrator of the plan on the grant date. The Board of Directors or the administrator of the plan may accelerate the vesting of these options. In the event of a transaction or other event effecting our authorized or issued common stock, our Board of Directors is authorized, to the extent it deems appropriate, to make substitutions or adjustments in the number and kind of shares reserved for issuance and the limits on individual awards pursuant to the plan.

      Stock options may not be granted with an exercise price below our common stock’s fair market value on the date of grant unless granted in substitution of stock options granted by a new employee’s previous employer or the participant pays or foregoes compensation in the amount of any discount. Stock options intended to qualify as incentive stock options may not be granted with an exercise price of less than 110% of our common stock’s fair market value on the date of grant if the participant owns stock representing more than 10% of the combined voting power of our stock.

      Stock options generally expire within ten years of the date of grant. However stock options intended to qualify as incentive stock options granted to a participant who owns more than 10% of the combined voting power of our stock must expire within five years of the date of grant. Shares of stock issued upon exercise of an option may be subject to such additional conditions as the administrator of the plan may specify before the exercise of the option, including limitations on manner of sale, conditions on vesting or transferability and forfeiture or repurchase provisions.

      Common stock purchased upon the exercise of any stock options granted pursuant to the plan may, at the sole discretion of the administrator of the plan, be paid for in cash or other means including a full recourse promissory note. Stock options are generally nontransferable by the optionholder other than by will or the laws of descent and distribution, and are exercisable only by the optionholder during his or her lifetime. Except that the plan may not be amended to materially increase the number of shares of our common stock authorized for issuance, our Board of Directors may periodically amend the plan without further stockholder approval. The plan terminates on June 1, 2011 unless terminated earlier.

Employee Stock Purchase Plan

      In October 2001, our Board of Directors adopted and our stockholders approved an employee stock purchase plan. The plan is designed to qualify under Section 423 of the Internal Revenue Code. The purpose of the plan is to retain the services of our employees, to attract new employees and to provide incentives for our employees to exert maximum efforts for our success. Either our Board of Directors or a committee of the board may serve as administrator of the plan.

      The plan permits our eligible employees to purchase our common stock at a discount to the market price through payroll deductions. The aggregate number of shares of our common stock issuable under the plan may not exceed 842,000. As of September 30, 2002, 6,662 shares had been issued under the plan. No employee may purchase more than $25,000 in stock under the plan in any calendar year, and no employee may purchase stock under the plan if such purchase would cause the employee to own more than 5% of the voting power or value of our common stock. Offering periods not to exceed 27 months will be established by the Board of Directors or the committee. On the offering date at the beginning of each offering period, each eligible employee is granted an option to purchase a number of shares of common stock, which option is exercised automatically on the purchase date at the end of the offering period. The purchase price of the common stock upon exercise of the options will be 85% of its fair market value on the offering date or purchase date, whichever is lower.

Directors’ Stock Plan

      In June 2001, our Board of Directors adopted and our stockholders approved our directors’ stock plan. The plan is designed to operate in a manner that exempts grants of stock from Section 16(b) of the Securities Exchange Act of 1934 and provide for the grant of stock options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. The purpose of the plan is to assist us in attracting, retaining and motivating qualified individuals to serve on our Board of Directors and to align their financial interests with those of our stockholders by providing for or increasing their interest in our common stock. Either our Board of Directors or a compensation committee may serve as administrator of the plan. Any person who is, or is elected to be, a member of our Board of Directors or the Board of Directors of a subsidiary of ours is eligible for the award of stock options or stock grants under the plan.

      The aggregate number of shares of our common stock issuable under the plan may not exceed 842,000. The aggregate number of shares of our common stock subject to stock options issued during any calendar year to any one participant may not exceed 126,300. See “Management — Director Compensation.” As of September 30, 2002, 262,704 shares of our common stock were subject to stock options granted under the plan, 101,040 of which were exercisable. Stock options generally become exercisable based on the vesting schedule established by the administrator of the plan on the grant date. In the event of a transaction or other event effecting our authorized or issued common stock, the Board of Directors is authorized, to the extent it deems appropriate, to make substitutions or adjustments in the number and kind of shares reserved for issuance and the limits on individual awards pursuant to the incentive compensation plan.

      The administrator of the plan has the sole discretion to award stock options or stock grants under the plan and determine the terms, provisions and conditions of such awards, except stock options may not be granted with an exercise price below our common stock’s fair market value on the date of the grant unless the optionholder pays or foregoes compensation in the amount of any discount. Shares of stock issued upon exercise of an option may be subject to such additional conditions as the administrator of the plan may specify before the exercise of the option, including limitations on manner of sale, conditions on vesting or transferability and forfeiture or repurchase provisions.

      Stock options granted under the plan are generally nontransferable by the director other than by will or the laws of descent and distribution, and are exercisable only by the director during his or her lifetime. Except that the plan may not be amended to increase the number of shares of our common stock authorized for issuance, our Board of Directors may periodically amend the plan without further stockholder approval. The plan terminates on June 1, 2011 unless terminated earlier.

Special Equity-Based Compensation Arrangements

      Prior to our initial public offering, we entered into special equity-based compensation arrangements with certain employees. These arrangements included the payment of cash compensation to optionholders, generally in consideration of increased stock option exercise prices, and the repurchase of stock options. These arrangements provide for payments to the subject employees over several years so long as they remain our employees during that period. Since our initial public offering, we have not entered, and we do not anticipate that in the future we will enter, into any new special equity-based compensation arrangements. For more information on special equity-based compensation arrangements see note 11 to our financial statements.

Indemnification Arrangements

      Our certificate of incorporation limits, to the maximum extent permitted by the Delaware General Corporation Law, the personal liability of directors for monetary damages for breach of their fiduciary duties as directors. Our certificate of incorporation and bylaws provide that we will indemnify our officers, directors and employees and other agents to the fullest extent permitted by law. In addition, we have entered into individual indemnification agreements with our directors and certain officers and employees.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Agreements with The Corporate Executive Board Company

Noncompetition Agreement

      In October 1997, we spun-off The Corporate Executive Board Company. In conjunction with the spin-off and subsequent initial public offering of The Corporate Executive Board Company, we entered into a noncompetition agreement with The Corporate Executive Board Company and our founder in January 1999. As amended in October 2001, the noncompetition agreement has a term ending on January 1, 2007.

      The noncompetition agreement prohibits The Corporate Executive Board Company from selling membership-based products and services to:

•	health care providers such as hospitals and health systems; or

•	companies and institutions in the health care industry other than health care providers (such as pharmaceutical companies; medical supply and equipment companies; technology, software, communications, financing and services vendors selling predominantly to health care companies; companies providing health insurance; and managed care companies), unless the products and services are of a general business nature and are principally sold to companies and institutions not in the health care industry.

      The Corporate Executive Board Company may:

•	sell any product or service to companies and institutions not in the health care industry; and

•	renew sales arrangements existing on February 23, 1999 with respect to products and services that do not specifically address health care provider issues.

      The noncompetition agreement prohibits us and our founder, including any entity controlled by our founder, from selling membership-based products and services to:

•	companies and institutions not in the health care industry; or

•	companies and institutions in the health care industry other than health care providers if the products and services are targeted at the same audience and cover the same subjects as certain of The Corporate Executive Board Company’s programs.

      We and our founder may:

•	sell any product or service to health care providers; and

•	renew sales arrangements existing on February 23, 1999 with respect to any products and services that specifically address health care provider issues.

      During the term of the noncompetition agreement, we and our founder are generally prohibited from recruiting or employing any person who is or was an employee of The Corporate Executive Board Company during the 24-month period preceding the date of such recruitment or employment, unless the Chief Executive Officer of The Corporate Executive Board Company consents to such recruitment or employment. The noncompetition agreement also prohibits The Corporate Executive Board Company from recruiting or employing any person who is or was an employee of ours or our founder during the 24-month period preceding the date of such recruitment or employment, unless our Chief Executive Officer or the Chief Executive Officer of the relevant entity controlled by our founder consents to such recruitment or employment. We also agreed not to use the name “The Corporate Advisory Board Company” or any of its derivations containing the word “Corporate” during the term of the noncompetition agreement. We and The Corporate Executive Board Company are required to incorporate into any noncompetition agreements entered into with employees, provisions that would prohibit such employees from competing with the other company.

Agreements Related to the Spin-off of The Corporate Executive Board Company

      In conjunction with the spin-off of The Corporate Executive Board Company and in order to assist in its transition to an independent corporation, we entered into the following agreements, each of which has expired or been terminated:

•	A royalty-free license agreement which granted The Corporate Executive Board Company the right to use certain materials developed by us, including administrative, recruitment, employee and marketing related materials.

•	An administrative services agreement under which we provided services to The Corporate Executive Board Company, including information systems support and maintenance, human resources functions and general services such as facilities management.

•	A vendor contracts agreement under which The Corporate Executive Board Company participated in certain vendor contracts entered into by us for the provision of services such as telecommunications, travel, mailing and general office services.

•	A sublease agreement under which The Corporate Executive Board Company sublet a portion of its office space from us. In July 1999, The Corporate Executive Board Company signed a lease for a new headquarters facility in Washington, DC. The initial term of this lease will expire on June 30, 2009. We agreed to guarantee The Corporate Executive Board Company’s obligations under this lease. The guarantee expired on March 31, 2002.

      Aggregate amounts charged to The Corporate Executive Board Company in fiscal 2000, fiscal 2001 and fiscal 2002 for the services described above were $1.0 million, $0.1 million and $0.1 million, respectively.

Agreements with David G. Bradley

Noncompetition Agreement

      We entered into a noncompetition agreement with our founder which has a term ending November 12, 2006. This agreement generally prohibits him and any company owned or controlled by him from selling membership-based products and services substantially similar to those provided by us to companies and institutions in the health care industry. He is permitted to offer and sell software development products and services to any such companies and institutions. Until November 12, 2004, he is prohibited from recruiting or employing without the consent of our chief executive officer any person who is or was our employee during the 24-month period preceding the date of such recruitment or employment.

Stock Option Agreement

      In May 2001, we entered into a stock option agreement with our founder pursuant to which we had an option to purchase 4,564,061 shares of our common stock at $7.13 per share. This option was intended to provide us with shares to be issued upon the exercise of outstanding employee stock options so that our stockholders would not experience dilution because of the issuance of new shares upon such exercise. Our founder terminated this option immediately prior to our initial public offering by paying us an amount equal to the excess of the fair value of the stock over the exercise price of the option. Our founder made the payment by transferring 2,851,337 shares of our common stock to us. We immediately cancelled these shares and they are no longer considered issued and outstanding.

Loans

      We held a promissory note from our founder in the amount of $6.5 million with an interest rate of 7%. All principal and interest due under this note was repaid in fiscal 2000.

      In December 1999, our founder loaned us $7.5 million pursuant to a promissory note with an interest rate of 7%. The principal and interest due on this loan was repaid in January 2000.

Agreements with Our Directors, Officers and Stockholders

Cross-Indemnification Agreement

      In July 2001, we entered into a cross-indemnification agreement with our then existing stockholders in connection with the pre-offering distributions to them and the payment of the expenses of our initial public offering. Under this agreement, we indemnify these stockholders and these stockholders indemnify us with respect to adverse tax effects resulting from the reallocation of income and expenses between S corporation and C corporation tax years related to our conversion from an S corporation to a C corporation as of our initial public offering.

Registration Rights Agreement

      In July 2001, we entered into a registration rights agreement with our then existing stockholders. After the offering, assuming no exercise of the underwriters’ over-allotment option, these stockholders will hold 3,839,086 shares of our common stock. Prior to November 12, 2006, these stockholders may require us, at their expense, on two separate occasions, to file a registration statement under the Securities Act of 1933 with respect to some or all of the shares of our common stock owned by them. Under certain circumstances, we may, on no more than one occasion, delay such registration for a period of not more than three months. In addition, until November 12, 2006, if we propose to register shares of our capital stock, subject to certain exceptions, these stockholders are entitled to notice of the registration and to include their shares in the registration. The managing underwriters have the right to limit, in certain circumstances, the number of their shares included in the registration but not to less than 20% of the shares included in such registration.

Loans to Officers and Directors

      On April 6, 2001, we funded a loan to Scott A. Schirmeier, our General Manager, Sales and Marketing, in the amount of $220,000 pursuant to a full recourse promissory note which provided for interest at the rate of 7%. The principal and interest due on this loan was repaid in December 2001.

      On May 31, 2001, Jeffrey D. Zients, our Chairman of the Board, exercised options to purchase shares of our common stock. We loaned Mr. Zients $1.5 million, an amount equal to the aggregate exercise price of the options, in exchange for a note payable. The note was a full recourse note further secured by a pledge of the securities underlying the transaction. The note was due on May 31, 2006, and bore interest at 6.5%. We distributed this note to our then existing stockholders shortly before our initial public offering.

      On May 31, 2001, Michael A. D’Amato, one of our directors, exercised options to purchase shares of our common stock. We loaned Mr. D’Amato $1.9 million, an amount equal to the aggregate exercise price of the options, in exchange for a note payable. The note was a full recourse note further secured by a pledge of the securities underlying the transaction. The note was due on May 31, 2006, and bore interest at 6.5%. We distributed this note to our then existing stockholders shortly before our initial public offering.

Agreements with DGB Enterprises, Inc. and Affiliated Entities

      In 1997, our founder created DGB Enterprises to manage his various business interests, including us. We entered into certain relationships with DGB Enterprises and those other interests to achieve operational efficiencies.

Administrative Services Agreements

      Certain of our administrative functions, including recruiting, human resources, facilities and telecommunications, were provided by DGB Enterprises during the period of January 2000 through June 2001 under an administrative services agreement with DGB Enterprises which provided similar services to all entities under our founder’s control. Charges under this agreement were based on direct costs per transaction, square footage, headcount or a fixed cost per month which approximated the cost for us to internally provide or externally source such services. We paid DGB Enterprises $0.4 million in fiscal 2000, $3.2 million in fiscal 2001 and $0.6 million in fiscal 2002 for these services. This agreement terminated on June 30, 2001.

      In July 2001, we entered into a new administrative services agreement with DGB Enterprises under which DGB Enterprises provides us only with services related to the facilities associated with our shared leased space and we provide DGB Enterprises and related entities owned or controlled by our founder, with a variety of administrative services including services related to information technology and support, payroll and accounting and recruiting. This agreement has a two-year term. Either party under this agreement may terminate one or more of the services provided on 60 days written notice. The terminating party must pay the other party’s costs of terminating or reassigning employees related to any such termination. Fees for services provided under this agreement are based on direct costs per transaction, square footage, headcount or a fixed cost per month that approximates the cost for each entity to internally provide or externally source these services. We paid DGB Enterprises approximately $1.1 million in fiscal 2002 and $0.7 million and $0.3 million in the six months ended September 30, 2001 and 2002, respectively, for these services.

Management Services

      From October 1997 through June 2001, DGB Enterprises provided us with direct senior management services. The majority of these services were phased out during the period of October 1998 to March 1999. The management services charges also included an allocation for compensation and related charges of Jeffrey D. Zients, who acted through DGB Enterprises as our Chief Executive Officer. The Chief Executive Officer services charge was phased out in June 2001 when Frank J. Williams became our Chief Executive Officer. We paid DGB Enterprises $0.6 million in fiscal 2000, $0.6 million in fiscal 2001, and $0.1 million in fiscal 2002 for these services. DGB Enterprises ceased providing us with management services after June 30, 2001.

Affiliate Company Charge

      DGB Enterprises provides strategic direction and oversight services to each of the entities controlled by our founder, including us prior to our initial public offering. The charge was calculated as a percentage of each entity’s revenues. We paid DGB Enterprises $4.1 million in fiscal 2000, $4.5 million in fiscal 2001 and $2.7 million in fiscal 2002 and $2.7 million in the six months ended September 30, 2001, for these services. As of October 1, 2001, our newly constituted Board of Directors began to provide strategic direction and oversight services and we ceased paying the affiliate company charge.

Sublease Agreement

      From October 1997 to June 1999, DGB Enterprises subleased from us a portion of our office space on terms consistent with our lease. DGB Enterprises paid us $0.6 million in fiscal 2000 under this sublease. In July 1999, we assigned the lease for and transferred leasehold improvements related to our office space to DGB Enterprises and subsequently entered into a sublease agreement with them pursuant to which we sublease our office space from them on terms consistent with the original lease agreement through April 2004. Under the sublease agreement we are jointly and severally liable with DGB Enterprises for the obligations under the lease through April 2004. The sub-rent we are charged is based upon the same per square foot rent as the original lease, with additional charges for leasehold improvement expenses. We paid DGB Enterprises $0.8 million in fiscal 2000, $2.6 million in fiscal 2001, $3.2 million in fiscal 2002, $1.6 million and $1.7 million in the six months ended September 30, 2001, and 2002, respectively, under this sublease.

Reimbursement Staff Costs of eHospital Newco Inc.

      In fiscal 2001, eHospital Newco Inc., a company controlled by our founder that was established to develop and deliver health care content to patients and providers via the Internet, provided us with its staff to assist in the development of our IT Strategy program and in the delivery of this program to our members during the first year of its availability. We reimbursed eHospital Newco $1.7 million for its direct costs related to these services. No further services have been provided by eHospital Newco.

Administrative Services from National Journal Group

      Beginning in November 1998, we purchased certain administrative support services related to website hosting services from National Journal Group, Inc., a company controlled by our founder. The aggregate amount paid for such services was approximately $131,000 in fiscal 2000, $70,000 in fiscal 2001, $46,000 in fiscal 2002, $23,000 and $23,000 in the six months ended September 30, 2001 and 2002, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2002 with respect to:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock,

•	each director and named executive officer,

•	our named executive officers and members of our Board of Directors as a group, and

•	the selling stockholders.

      Except as indicated in the footnotes to the table:

•	the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, and

•	the business address of each person named in the table below is The Watergate, 600 New Hampshire Avenue NW, Washington, DC 20037.

								Shares Beneficially
					Shares to be			Owned After the
	Shares Beneficially				Beneficially Owned			Offering Including
	Owned Prior to the				After the			All Shares Subject
	Offering(1)			Number of	Offering(1)(3)			to Options(4)(5)
				Shares
Name	Number	Percent		Offered(2)	Number	Percent		Number	Percent

David G. Bradley	2,489,214	20.5%		1,000,000	1,489,214	10.2%		1,489,214	9.2%
Jeffrey D. Zients	3,597,024	28.3%		1,000,000	2,597,024	17.1%		2,597,024	15.1%
Frank J. Williams	343,764	2.8%		170,000	173,764	1.2%		691,690	4.5%
Michael A. D’Amato	601,188	4.9%		200,000	401,188	2.7%		401,188	2.7%
Thomas E. Donilon	40,416	*	%	—	40,416	*	%	40,416	* %
Kelt Kindick	40,416	*	%	—	40,416	*	%	40,416	* %
Joseph E. Laird, Jr.	40,416	*	%	—	40,416	*	%	40,416	* %
LeAnne M. Zumwalt	40,416	*	%	—	40,416	*	%	40,416	* %
Scott M. Fassbach	155,859	1.3%		105,000	50,859	*	%	622,175	4.1%
David L. Felsenthal	73,975	*	%	50,000	23,975	*	%	186,920	1.3%
Scott A. Schirmeier	99,234	*	%	99,234	—	—		196,626	1.3%
Richard A. Schwartz	153,859	1.3%		150,859	3,000	*	%	321,716	2.2%
Non-executives:
Deborah E. Cunningham	57,573	*	%	57,573	—	—		114,511	* %
Christopher B. Denby	60,443	*	%	59,643	800	*	%	137,082	* %
Sarah U. Evans	45,506	*	%	44,206	1,300	*	%	101,709	* %
James L. Field	69,185	*	%	69,185	—	—		186,574	1.3%
John M. Galloway	50,934	*	%	50,821	113	*	%	111,152	* %
Joshua Gray	56,549	*	%	53,715	2,834	*	%	131,822	* %
Michael J. Higgins	40,594	*	%	39,294	1,300	*	%	106,726	* %
An Huang	91,692	*	%	88,692	3,000	*	%	161,856	1.1%
Elizabeth B. Keffer	384,340	3.1%		260,000	124,340	*	%	509,905	3.4%
Stephen W. Kett	64,554	*	%	64,554	—	—		141,736	1.0%
Bradford S. Koles, Jr.	65,431	*	%	63,431	2,000	*	%	145,597	1.0%
Andrew W. Lee	66,519	*	%	66,519	—	—		143,877	1.0%
Edward T. Lentz	92,779	*	%	92,779	—	—		198,081	1.3%
Robert B. Moore	81,430	*	%	81,430	—	—		193,378	1.3%
Alexander B. Packard	45,907	*	%	44,907	1,000	*	%	124,493	* %
Franziska R. Shaw	50,714	*	%	40,000	10,714	*	%	116,140	* %
Mary D. Van Hoose	45,908	*	%	44,908	1,000	*	%	102,812	* %
Other non-executives (74 persons)	724,561	5.6%		703,250	21,311	*	%	1,568,183	9.7%
FMR Corp. (6)	780,200	6.4%		—	780,200	5.3%		780,200	5.1%

Shares Beneficially
				Shares to be		Owned After the
	Shares Beneficially			Beneficially Owned		Offering Including
	Owned Prior to the			After the		All Shares Subject
	Offering(1)		Number of	Offering(1)(3)		to Options(4)(5)
Shares
Name	Number	Percent	Offered(2)	Number	Percent	Number	Percent

The TCW Group, Inc. (7)	772,067	6.4%	—	772,067	5.3%	772,067	5.0%
All executive officers and directors as a group (11 persons)	5,186,567	37.6%	1,775,093	3,411,474	21.0%	5,179,003	26.1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 2002 are deemed outstanding for the purposes of computing the percentage ownership of any person. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

(2)	Assumes no exercise of the underwriters’ over-allotment option. In the event the over-allotment option is exercised in full by the underwriters, the number of shares offered by Mr. Zients, Mr. Williams, Mr. D’Amato, Mr. Fassbach and Mr. Felsenthal will be 1,465,000, 250,000, 300,000, 145,000 and 70,000, respectively.

(3)	Assumes no exercise of the underwriters’ over-allotment option. In the event the over-allotment option is exercised in full by the underwriters, the number of shares of and percentage of our outstanding common stock beneficially owned after the offering by Mr. Zients, Mr. Williams, Mr. D’Amato, Mr. Fassbach and Mr. Felsenthal will be 2,132,024 (13.9%), 93,764 (0.6%), 301,188 (2.0%), 10,859 (0.1%) and 3,975 (less than 0.1%), respectively. In the event the over-allotment option is exercised in full by the underwriters, all executive officers and directors will beneficially own 2,706,474 shares or 16.5% of our outstanding common stock.

(4)	The number column indicates the number of shares owned including shares subject to options, whether vested or unvested and without regard to whether or not the options are exercisable within 60 days. Percentages in the percent column are calculated on a diluted basis, assuming that all shares subject to options are deemed to be outstanding, whether vested or unvested and without regard to whether or not the options are exercisable within 60 days. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

(5)	Assumes no exercise of the underwriters’ over-allotment option. In the event the over-allotment option is exercised in full by the underwriters, the number of shares of and percentage of our outstanding common stock beneficially owned (calculated as per note 4) subject to options after the offering by Mr. Zients, Mr. Williams, Mr. D’Amato, Mr. Fassbach and Mr. Felsenthal will be 2,132,024 (12.6%), 611,690 (4.0%), 301,188 (2.0%), 582,175 (3.8%) and 166,920 (1.1%), respectively. In the event the over-allotment option is exercised in full by the underwriters, all executive officers and directors will beneficially own (calculated as per note 4) 4,474,003 shares or 23.2% of our outstanding common stock subject to options.

(6)	As reported in a Schedule 13G filed on February 13, 2002. The Schedule 13G states that FMR Corp., on behalf of the Edward C. Johnson 3d family, has shared voting and investment power with respect to the shares. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts, 02109.

(7)	As reported in a Schedule 13G/ A filed on March 11, 2002. The Schedule 13G/ A states that The TCW Group, Inc., on behalf of the TCW Business Unit, has shared voting and investment power with respect to the shares. The address of The TCW Group, Inc. is 865 South Figueroa Street, Los Angeles, CA, 90017.

*	Represents less than 1%.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

General

      Our certificate of incorporation provides that we are authorized to issue 90.0 million shares of common stock, par value $0.01 per share and 5.0 million shares of preferred stock, par value $0.01 per share. As of September 30, 2002, we had 12,156,397 shares of common stock and no shares of preferred stock outstanding. In addition, as of September 30, 2002 an aggregate of 13,303,600 shares of our common stock were reserved for issuance under our stock option plans, under which options to purchase 9,756,236 shares of our common stock were outstanding and options to purchase 1,023,872 shares of our common stock were previously exercised and are not reissuable. As of September 30, 2002, 835,338 shares of our common stock were reserved for issuance under our employee stock purchase plan.

      Prior to August 6, 2002, our certificate of incorporation also provided that we were authorized to issue 20,000 shares of class A voting common stock, par value $0.01 per share and 29,980,000 shares class B nonvoting common stock, par value $0.01 per share. In connection with our initial public offering all outstanding shares of class A voting common stock and class B nonvoting common stock were converted into common stock. After our initial public offering we did not issue any class A voting common stock or class B nonvoting common stock. On August 6, 2002, we retired the class A voting common stock and class B nonvoting common stock and we are no longer authorized to issue any such shares.

Common Stock

      Stockholders are entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock does not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election. Holders of our common stock are entitled to receive dividends out of legally available funds when and if declared from time to time by our Board of Directors. See “Price Range of Common Stock and Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock. Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions in our certificate of incorporation. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

      Our Board of Directors is authorized to issue preferred stock in different series and classes and to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and other rights and preferences. We currently have no shares of preferred stock outstanding, and our Board of Directors has no present plans to issue any shares of preferred stock. Our Board of Directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of holders of our common stock. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control.

Corporate Governance Provisions of Our Certificate of Incorporation and Bylaws

      Our certificate of incorporation provides that our Board of Directors may not adopt a stockholders rights plan (as defined in our certificate of incorporation), commonly called a poison pill, unless the rights plan:

•	is ratified by the affirmative vote of the holders of a majority of our shares of common stock then outstanding and present in person or by proxy at the next meeting of stockholders,

•	by its terms expires no later than 37 months after adoption (unless extended by the affirmative vote of the holders of a majority of our outstanding shares of common stock), and

•	permits the rights issued thereunder to be redeemed at any time by the affirmative vote of the holders of a majority of our outstanding shares of common stock.

      We have elected not to be subject to Section 203 of the Delaware General Corporation Law, which generally prevents a stockholder which owns 15% or more of a corporation’s outstanding voting stock from engaging in a business combination with a Delaware corporation for three years following the date such person became an interested stockholder unless certain conditions are satisfied.

      Our certificate of incorporation provides that our stockholders are not permitted to act by written consent without a meeting. Our certificate of incorporation and our bylaws provide that special meetings of stockholders may be called by a majority of our full Board of Directors, the Chairman of our board or any holder or holders of at least 40% of any class of our outstanding capital stock then entitled to vote at the meeting. Our bylaws provide that the number of directors will be fixed from time to time by our stockholders or Board of Directors. The number of directors is currently fixed at seven.

Limitations on Liability and Indemnification of Officers and Directors

      Our certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the Delaware General Corporation Law, liability of a director may not be limited:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases, and

•	for any transaction from which the director derives an improper personal benefit.

      The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. We may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director.

Transfer Agent and Registrar

      First Union National Bank is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

      As of September 30, 2002, we had 12,156,397 shares of common stock outstanding. As of September 30, 2002, 13,303,600 shares of common stock were reserved for issuance upon the exercise of stock options pursuant to our stock option plans under which options to purchase 9,756,236 shares of common stock with a weighted average exercise price of $8.43 per share were outstanding and options to purchase 1,023,872 shares of our common stock were previously exercised and are not reissuable. As of September 30, 2002, 835,338 shares of common stock were reserved for issuance pursuant to our employee stock purchase plan.

      After giving effect to this offering and the exercise of options, shares of our common stock will be freely tradable without restriction or further registration under the Securities Act of 1933. The remaining shares of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option, are restricted securities, as defined under Rule 144 under the Securities Act of 1933 and may not be sold publicly unless they are registered under the Securities Act of 1933 or are sold pursuant to Rule 144 or another exemption from registration. In this regard, our existing stockholders have been granted certain registration rights with respect to their shares of our common stock. See “Certain Relationships and Transactions — Agreements with Our Directors, Officers and Stockholders — Registration Rights Agreement.”

      In general, under Rule 144 under the Securities Act of 1933, a person who has beneficially owned restricted securities for at least one year, including any affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or

•	the reported average weekly trading volume of our common stock on the automated quotation system of a registered securities association or the consolidated transaction reporting system during the four calendar weeks preceding such sale.

      Sales under Rule 144 also are subject to certain requirements regarding the manner of sale, notice and the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who holds shares that were last purchased from us or an affiliate of ours more than two years before the date the shares are proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

      We, the selling stockholders and our executive officers and directors have agreed not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly or indirectly, or file a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus except that Michael A. D’Amato and Jeffrey D. Zients may contribute up to an aggregate of 200,000 shares to charitable foundations so long as such shares are not sold for at least 30 days after the date of this prospectus. These restrictions will not affect our ability to:

•	issue and sell shares of our common stock or make any awards pursuant to our stock option plans or employee stock purchase plan,

•	issue shares of our common stock pursuant to the exercise of stock options currently outstanding or granted pursuant to our stock option plans, or

•	issue shares of our common stock or securities convertible into, or exercisable or exchangeable for, shares of our common stock in connection with an acquisition of or merger with another corporation as long as such securities are not registered under the Securities Act of 1933 during this 90 day period.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated November   , 2002 the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. are acting as joint book-running managers together with UBS Warburg LLC, William Blair & Company L.L.C. and CIBC World Markets Corp. as representatives, the following respective numbers of shares of our common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston Corporation
Deutsche Bank Securities Inc.
UBS Warburg LLC
William Blair & Company, L.L.C.
CIBC World Markets Corp.

Total	4,700,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      Certain of the selling stockholders have granted to the underwriters a 30-day option to purchase up to 705,000 additional shares from them at the public offering price on the cover of the prospectus less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock. To the extent such option is exercised, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number of shares of common stock set forth opposite the underwriters’ names in the preceding table bears to the total number of shares in such table.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial sale to the public of the common stock to be sold in the offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

      The selling stockholders will bear the expenses of the offering which are estimated to be $1,000,000.

      The following table summarizes the underwriting discounts and commissions and estimated expenses the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions	$	$	$	$
Expenses	$	$	$	$

      We, the selling stockholders and our executive officers and directors have agreed not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly or indirectly, or file a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus except that Michael A. D’Amato and Jeffrey D. Zients may contribute up to an aggregate of 200,000 shares to charitable foundations so long as such shares are not sold for at least 30 days after the date of this prospectus. See “Shares Eligible for Future Sale.”

      We and certain of the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

      Our common stock is listed on The Nasdaq National Market under the symbol “ABCO.”

      We offer no assurances that the offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will continue after the offering.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option — a naked short position — the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have performed, and may in the future perform, investment banking or commercial banking services for us.

      A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters or selling group participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares for rescission, against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

VALIDITY OF COMMON STOCK

      The validity of the shares of our common stock offered in the offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

EXPERTS

      Our financial statements and schedule as of March 31, 2002 and for the year ended March 31, 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

      Our financial statements and schedules as of March 31, 2000 and March 31, 2001 and for each of the years in the two-year period ended March 31, 2001 appearing in this prospectus and registration statement have been audited by Arthur Andersen LLP. We have not been able to obtain, after reasonable efforts, Arthur Andersen LLP’s written consent to the inclusion in this prospectus and registration statement of its audit reports with respect to those financial statements and schedules. Under these circumstances, Rule 437a under the Securities Act of 1933 permits us to file this prospectus and registration statement without a written consent from Arthur Andersen LLP. Since Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus and registration statement, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933 with respect to the common stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the SEC:

Washington, DC
Room 1024
450 Fifth Street, N.W.
Washington, DC, 20549

      You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Fiscal Years Ended March 31, 2000, 2001 and 2002

And Six Months Ended September 30, 2001
and 2002 (Unaudited)

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of The Advisory Board Company:

      We have audited the accompanying balance sheet of The Advisory Board Company as of March 31, 2002, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Advisory Board Company at March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

McLean, Virginia

July 3, 2002

Arthur Andersen LLP has not consented to the inclusion of the following report in this prospectus and therefore you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of The Advisory Board Company:

      We have audited the accompanying balance sheets of The Advisory Board Company as of March 31, 2001 and 2002, and the related statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Advisory Board Company as of March 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Baltimore, Maryland

April 24, 2002

THE ADVISORY BOARD COMPANY

BALANCE SHEETS

(In thousands, except share amounts)

	March 31,			Pro Forma
			September 30,	September 30,
	2001	2002	2002	2002

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$20,853	$23,959	$22,201	$41,068
Membership fees receivable, net	11,830	14,099	8,670	8,670
Prepaid expenses and other current assets	1,895	943	810	810
Deferred income taxes	377	3,424	2,883	2,883
Deferred incentive compensation	1,203	1,894	1,948	1,948
Receivable from affiliates, net	1,889	—	—	—

Total current assets	38,047	44,319	36,512	55,379
Property and equipment, net	5,353	4,187	3,433	3,433
Marketable securities	—	—	16,378	16,378
Deferred income taxes	609	—	—	22,292

Total assets	$44,009	$48,506	$56,323	$97,482

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Deferred revenues	$39,270	$51,538	$48,702	$48,702
Accounts payable and accrued liabilities	2,689	7,167	11,998	11,998
Accrued incentive compensation	2,481	5,659	4,713	4,713
Special compensation arrangements	400	329	400	400

Total current liabilities	44,840	64,693	65,813	65,813
Long-term liabilities:
Special compensation arrangements	700	400	—	—
Deferred income taxes	—	—	162	162

Total liabilities	45,540	65,093	65,975	65,975

Commitments and contingencies
Stockholders’ deficit:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, zero issued and outstanding	—	—	—	—
Class A voting common stock, $0.01 par value; 20,000 shares authorized, 16,840, zero and zero shares issued and outstanding at March 31, 2001 and 2002 and September 30, 2002	—	—	—	—
Class B nonvoting common stock, $0.01 par value; 29,980,000 shares authorized, 13,960,360, zero and zero shares issued and outstanding at March 31, 2001 and 2002 and September 30, 2002	140	—	—	—
Common stock, $0.01 par value; 90,000,000 shares authorized, zero, 12,149,735, 12,156,397 and 14,634,779 shares issued and outstanding at March 31, 2001 and 2002 and September 30, 2002 pro forma	—	121	122	146
Additional paid-in capital	10,817	(20,877)	(20,701)	21,253
Deferred compensation	(700)	(366)	(167)	(167)
Accumulated elements of comprehensive income	—	—	220	220
Accumulated (deficit) earnings	(11,788)	4,535	10,874	10,055

Total stockholders’ deficit	(1,531)	(16,587)	(9,652)	31,507

Total liabilities and stockholders’ deficit	$44,009	$48,506	$56,323	$97,482

The accompanying notes are an integral part of these statements.

THE ADVISORY BOARD COMPANY

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

				Six Months Ended
	Year Ended March 31,			September 30,

	2000	2001	2002	2001	2002

				(unaudited)
Revenues	$58,535	$63,727	$80,970	$38,212	$47,417

Costs and expenses:
Cost of services (excluding special compensation arrangements expense of $1,766, $1,821, $645, $282 and $199)	27,441	33,644	37,142	18,091	20,317
Member relations and marketing (excluding special compensation arrangements expense of $836, $679, zero, zero and zero)	8,741	12,588	16,100	7,475	9,210
General and administrative (excluding special compensation arrangements expense of $408, $344, $837, $835 and zero)	8,524	9,768	10,659	5,294	5,939
Depreciation and loss on disposal of fixed assets	1,762	1,539	2,030	1,064	1,043
Special compensation arrangements	3,010	2,844	1,482	1,117	199
Affiliate company charge	4,097	4,505	2,676	2,676	—

Total costs and expenses	53,575	64,888	70,089	35,717	36,708

Income (loss) from operations	4,960	(1,161)	10,881	2,495	10,709
Interest income	592	471	453	320	320

Income (loss) before (provision) benefit for income taxes	5,552	(690)	11,334	2,815	11,029
(Provision) benefit for income taxes	(559)	68	(1,358)	(280)	(4,690)

Net income (loss)	$4,993	$(622)	$9,976	$2,535	$6,339

Earnings (loss) per share:
Historical net income (loss) per share — basic	$0.36	$(0.04)	$0.73	$0.17	$0.52
Historical net income (loss) per share — diluted	$0.34	$(0.04)	$0.62	$0.16	$0.38
Basic weighted average number of shares outstanding	13,977	13,977	13,748	14,665	12,151
Diluted weighted average number of shares outstanding	14,725	13,977	16,089	15,616	16,477
Pro forma statements of operations data (unaudited):
Income (loss) before (provision) benefit for income taxes, as reported	$5,552	$(690)	$11,334	$2,815
Pro forma income tax (provision) benefit	(2,360)	293	(4,817)	(1,196)

Pro forma net income (loss)	$3,192	$(397)	$6,517	$1,619

Pro forma net income (loss) per share — basic	$0.23	$(0.03)	$0.47	$0.11
Pro forma net income (loss) per share — diluted	$0.22	$(0.03)	$0.41	$0.11
Pro forma diluted weighted average number of shares outstanding	14,455	13,977	16,089	15,273

The accompanying notes are an integral part of these statements.

THE ADVISORY BOARD COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

					Accumulated
					Elements of				Annual
	Common Stock		Additional		Comprehensive	Promissory			Comprehensive
			Paid-in	Deferred	Income	Notes	Accumulated		Income
	Shares	Amount	Capital	Compensation	(Loss)	Receivable	Deficit	Total	(Loss)

Balance at March 31, 1999	13,977,200	$140	$817	$(245)	$28	$—	$(13,541)	$(12,801)
Distributions to stockholder	—	—	—	—	—	—	(2,602)	(2,602)	$—
Amortization of deferred compensation	—	—	—	233	—	—	—	233	—
Unrealized loss on marketable securities	—	—	—	—	(52)	—	—	(52)	(52)
Net income	—	—	—	—	—	—	4,993	4,993	4,993

Balance at March 31, 2000	13,977,200	140	817	(12)	(24)	—	(11,150)	(10,229)	$4,941

Distributions to stockholder	—	—	—	—	—	—	(16)	(16)	$—
Deferred compensation pursuant to stock option repurchase agreement	—	—	—	(1,000)	—	—	—	(1,000)	—
Amortization of deferred compensation	—	—	—	312	—	—	—	312	—
Contribution from stockholder	—	—	10,000	—	—	—	—	10,000	—
Unrealized gain on marketable securities	—	—	—	—	24	—	—	24	24
Net loss	—	—	—	—	—	—	(622)	(622)	(622)

Balance at March 31, 2001	13,977,200	140	10,817	(700)	—	—	(11,788)	(1,531)	$(598)

Cash distributions to stockholder	—	—	—	—	—	—	(12,971)	(12,971)	$—
Deferred compensation pursuant to stock option repurchase agreements	—	—	—	(1,050)	—	—	—	(1,050)	—
Amortization of deferred compensation	—	—	—	1,384	—	—	—	1,384	—
Exercise of stock options	1,023,872	10	3,544	—	—	—	—	3,554	—
Issuance of promissory notes receivable	—	—	—	—	—	(3,346)	—	(3,346)	—
Interest earned on promissory notes receivable	—	—	—	—	—	(100)	—	(100)	—
Net income — pre- termination of S corporation status	—	—	—	—	—	—	5,441	5,441	5,441
Noncash distributions to stockholders in connection with initial public offering	—	—	—	—	—	3,446	(13,027)	(9,581)	—
Payment of offering costs and other distributions	—	—	—	—	—	—	(2,922)	(2,922)	—
Termination of S corporation status	—	—	(35,267)	—	—	—	35,267	—	—
Receipt of shares from stockholder pursuant to stock option agreement	(2,851,337)	(29)	29	—	—	—	—	—	—
Net income — post-termination of S corporation status	—	—	—	—	—	—	4,535	4,535	4,535

Balance at March 31, 2002	12,149,735	121	(20,877)	(366)	—	—	4,535	(16,587)	$9,976

Issuance of common stock under the employee stock purchase plan (unaudited)	6,662	1	176	—	—	—	—	177	$—
Amortization of deferred compensation (unaudited)	—	—	—	199	—	—	—	199	—
Unrealized gains on available-for-sale marketable securities, net (unaudited)	—	—	—	—	220	—	—	220	220
Net income (unaudited)	—	—	—	—	—	—	6,339	6,339	6,339

Balance at September 30, 2002 (unaudited)	12,156,397	$122	$(20,701)	$(167)	$220	$—	$10,874	$(9,652)	$6,559

The accompanying notes are an integral part of these statements.

THE ADVISORY BOARD COMPANY

STATEMENTS OF CASH FLOWS

(In thousands)

				Six Months Ended
	Year Ended March 31,			September 30,

	2000	2001	2002	2001	2002

				(unaudited)
Cash flows from operating activities:
Net income (loss)	$4,993	$(622)	$9,976	$2,535	$6,339
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities —
Depreciation	1,513	1,527	1,929	1,014	938
Loss on disposal of fixed assets	249	12	101	50	105
Special compensation arrangements	(2,675)	(4,350)	(37)	380	(129)
Deferred income taxes	437	(70)	(2,305)	280	541
Amortization of marketable securities premiums	—	—	—	—	82
Changes in operating assets and liabilities:
Membership fees receivable	521	(3,851)	(2,269)	2,255	5,429
Prepaid expenses and other current assets	(961)	(248)	(286)	(136)	133
Deferred incentive compensation	(77)	(447)	(691)	(164)	(54)
Payable to/receivable from affiliates	(4,199)	5,289	(6,479)	(4,542)	—
Deferred revenues	(1,282)	9,678	12,268	(3,899)	(2,836)
Accounts payable and accrued liabilities	(1,043)	(526)	4,478	792	4,831
Accrued incentive compensation	140	626	3,178	(298)	(946)

Net cash flows (used in) provided by operating activities	(2,384)	7,018	19,863	(1,733)	14,433

Cash flows from investing activities:
Purchases of property and equipment	(2,179)	(3,459)	(864)	(520)	(289)
(Purchases) sales of marketable securities	(78)	1,877	—	—	(16,079)
Proceeds from sale of property and equipment	37	—	—	—	—
Receivable from stockholder	7,309	—	—	—	—

Net cash flows provided by (used in) investing activities	5,089	(1,582)	(864)	(520)	(16,368)

Cash flows from financing activities:
Contributions from stockholder	—	10,000	—	—	—
Distributions to stockholder	(2,602)	(16)	(12,971)	(12,971)	—
Issuance of common stock under employee stock purchase plan	—	—	—	—	177
Payment of offering costs and other distributions	—	—	(2,922)	—	—

Net cash flows (used in) provided by financing activities	(2,602)	9,984	(15,893)	(12,971)	177

Net increase in cash and cash equivalents	103	15,420	3,106	(15,224)	(1,758)
Cash and cash equivalents, beginning of period	5,330	5,433	20,853	20,853	23,959

Cash and cash equivalents, end of period	$5,433	$20,853	$23,959	$5,629	$22,201

Supplemental disclosure of cash flow information:
Noncash distributions to stockholders	$—	$—	$13,027	$—	$—

Cash paid during the period for — Income taxes	$40	$2	$270	$270	$1,000

The accompanying notes are an integral part of these statements.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS

1.  Business description

      The Advisory Board Company (the Company) provides best practices research and analysis to the health care industry, focusing on business strategy, operations and general management issues. Best practices research and analysis identifies, analyzes and describes specific management initiatives, processes and strategies that produce the best results in solving common business problems or challenges.

2.  Stock splits, reincorporation and initial public offering

      On November 18, 1999, the Company amended and restated its charter to effect a 0.8298-for-1 reverse stock split of its Class B nonvoting shares. All share and per share amounts have been retroactively adjusted to give effect to this action.

      On October 26, 2001, the Company effected a 16.84-for-1 stock split of its Class A voting shares and Class B nonvoting shares. In addition, all the Class A and Class B shares were converted to shares of Common Stock. All share and per share amounts have been retroactively adjusted to give effect to this action.

      To change its state of incorporation, the Company was merged into a newly formed Delaware corporation on August 13, 2001. The new corporation is authorized to issue 125,000,000 shares of stock consisting of:

•	20,000 shares of Class A Voting Common Stock, par value $0.01 per share;

•	29,980,000 shares Class B Nonvoting Common Stock, par value $0.01 per share;

•	90,000,000 shares of Common Stock, par value $0.01 per share; and

•	5,000,000 shares of Preferred Stock, par value $0.01 per share.

      No effect was given to this reincorporation for accounting purposes.

      In November 2001, the Company completed its initial public offering in which the Company’s founder and former principal stockholder sold 5,750,000 shares of the Company’s common stock. The Company did not receive any proceeds from this offering. In connection with its initial public offering, the Company changed its tax status from an S Corporation to a C corporation. Shortly before this change the Company made noncash distributions to its stockholders of $13.0 million and cash distributions of $2.9 million.

      In August 2002 the Company retired its Class A Voting Common Stock and Class B Nonvoting Common Stock.

3.  Summary of significant accounting policies

Interim financial information (unaudited)

      The interim financial data as of September 30, 2002, and for the six months ended September 30, 2001 and 2002, have been prepared by the Company, without audit, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results. The results of operations for the six months ended September 30, 2002, are not necessarily indicative of the results to be expected for the full year.

Cash equivalents and marketable securities

      Included in cash equivalents are marketable securities that mature within three months of purchase. Investments with maturities of more than three months are classified as marketable securities. The Company had no marketable securities as of March 31, 2002 and 2001. As of September 30, 2002, the Company’s marketable securities consisted of Washington, D.C. tax-exempt notes and bonds. The Company classifies its marketable securities as available-for-sale marketable securities, which are carried at fair market value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income. The specific

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

identification method is used to compute the realized gains and losses on the sale of marketable securities. The Company may not hold these marketable securities to maturity and may elect to sell the securities at any time.

Property and equipment

      Property and equipment consists of furniture, fixtures, equipment, and capitalized software development costs. Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Internal software development costs are accounted for in accordance with AICPA Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and web development costs are accounted for in accordance with EITF 00-2, “Accounting for Web Site Development Costs.” Capitalized internal software development costs and capitalized web development costs are amortized using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred.

Recovery of long-lived assets

      Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is identified by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual dispositions. Impairment is measured and recorded on the basis of fair value. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. The Company believes that no such impairment existed as of March 31, 2001 and 2002 and September 30, 2002.

Revenue recognition

      Revenues from renewable research memberships are recognized over the term of the related subscription, which is generally 12 months. Revenues from 12-month best practices installation support memberships are recognized as services are performed, limited by the Company’s pro rated refund policy. As a result, revenues for all programs are generally recognized ratably over the term of the related program agreement, which is generally 12 months. Fees are generally billable, and revenue recognition begins, when a letter agreement is signed by the member. Certain fees are billed on an installment basis. Members may request a refund of their fees, which is provided on a pro rated basis relative to the length of the service period. The Company’s policy is to record the full amount of program agreement fees receivable and related deferred revenue when a letter agreement is signed by the member. As of March 31, 2001 and 2002 and September 30, 2002, approximately $0.6 million, $1.0 million and $0.2 million, respectively, of deferred revenues were to be recognized beyond the following 12 months.

Deferred incentive compensation

      Direct incentive compensation related to the negotiation of new and renewal memberships is deferred and amortized on a straight line basis over the term of the related memberships.

Earnings (loss) per share

      Basic earnings (loss) per share is computed by dividing net income (loss) by the number of basic weighted average common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the number of diluted weighted average common shares and common share equivalents outstanding during the period. Common share equivalents consist of common shares issuable upon the exercise of outstanding common stock options. The number of weighted average common share equivalents outstanding is determined in accordance with the treasury stock method, which assumes the proceeds from the exercise of the options, and the estimated tax savings associated with the company’s income tax deduction at the options’ exercise using the company’s prevailing tax rates, are used to buy back shares. For the year ended March 31,

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

2001, common share equivalents are anti-dilutive and are therefore omitted from the calculation. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

				Six Months Ended
	Year Ended March 31,			September 30,

	2000	2001	2002	2001	2002

				(unaudited)
Basic weighted average common shares outstanding	13,977	13,977	13,748	14,665	12,151
Weighted average common share equivalents outstanding	748	—	2,341	951	4,326

Diluted weighted average common shares outstanding	14,725	13,977	16,089	15,616	16,477

Pro forma statements of operations data

      Prior to the closing of its initial public offering, the Company terminated its status as an S corporation and is now subject to federal and state taxes at prevailing corporate rates. Accordingly, pro forma net income (loss) and net income (loss) per share are based on the assumption that the Company’s S corporation status was terminated at the beginning of each period. The Company has provided income taxes on a pro forma basis as if it were a subchapter C corporation for all periods presented utilizing an effective tax rate of 42.5%. Pro forma diluted weighted average shares outstanding incorporate the pro forma tax rate in the treasury stock method.

Pro forma balance sheet (unaudited)

      The unaudited pro forma balance sheet as of September 30, 2002 gives effect to transactions that are expected to occur upon completion of the Company’s proposed secondary offering of common stock, and reflect the exercise by selling stockholders of options to purchase an aggregate of 2,435,966 shares of common stock. As a result of the exercise of the options to purchase common stock, the Company would (1) receive a cash payment of approximately $19.7 million representing the aggregate option exercise prices paid by the option holders, (2) incur additional compensation expense of approximately $0.8 million representing additional Federal Insurance Corporation Act taxes that the Company will become obligated to pay as a result of the taxable income that the option holders will recognize upon the exercise of these options, and (3) increase the Company’s deferred income tax asset by $22.3 million to reflect allowable tax deductions that will be realized in the determination of the Company’s income tax liability and therefore reduce the Company’s future income tax payments.

Concentrations of risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and membership fees receivable. The Company maintains cash and cash equivalents with financial institutions. The concentration of credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company’s membership base. The Company performs periodic evaluations of the financial institutions and its membership base and establishes allowances for potential credit losses.

      The Company generates revenues from customers located outside the United States. For each of the years ended March 31, 2000, 2001 and 2002 and the six months ended September 30, 2001 and 2002, the Company generated approximately 1% of revenues from customers outside the United States. No one customer accounted for more than 2% of revenues for any period presented.

Income taxes

      Deferred income taxes are determined on the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Fair value of financial instruments

      The fair value of current assets and current liabilities approximates their carrying value due to their short maturity.

Segment reporting

      The Company follows Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131). SFAS No. 131 requires a business enterprise, based upon a management approach, to disclose financial and descriptive information about its operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Under this definition, the Company operated as a single segment for all periods presented.

Research and development costs

      Costs related to the research and development of new company programs are expensed in the year incurred.

Use of estimates in preparation of financial statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

      The Financial Accounting Standards Board has issued Statements of Financial Accounting Standards Nos. 133, 137 and 138, all of which provide guidance on derivative instruments and hedging activities. The Company implemented these standards effective April 1, 2001. The implementation did not have a material effect on the Company’s financial condition or results of operations.

      In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121. Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure an impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 applies to long-lived assets to be held and used or to be disposed of, including assets under capital leases of lessees; assets subject to operating leases of lessors; and prepaid assets. SFAS No. 144 also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. This statement is effective for fiscal years beginning after December 15, 2001. We do not believe that implementation of SFAS No. 144 will have a material impact on our financial statements.

Reclassification of prior years’ balances

      Certain prior years’ balances have been reclassified to conform to the current-year presentation.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.  Transactions with affiliates

Background

      The Company had or currently has certain transactions with affiliated entities as follows: (1) shared administrative functions and leased space with a spun-off entity during a transition period (October 1997 through October 1999); shared administrative functions and leased space with commonly controlled companies to gain operating efficiencies; and (2) charge from the former principal stockholder’s management company, calculated as a percentage of revenues, as consideration for strategic direction and oversight.

Transactions with The Corporate Executive Board Company

      In October 1997, the Company spun-off (the Spin-Off) The Corporate Executive Board Company (CEB), a division of the Company that provided best practices research and analysis focusing on corporate strategy, operations and general management issues for non-health care companies.

      In conjunction with the spin-off, the Company entered into a Sublease Agreement with CEB (Sublease Agreement). Pursuant to the Sublease Agreement, CEB sublet a portion of its office space from the Company. CEB’s sub-rent was based upon the same per square foot rent as the original lease. In July 1999, CEB leased separate facilities, and the Company entered into an agreement to guarantee CEB’s obligations under this lease. This guarantee expired on March 31, 2002.

      In conjunction with the Spin-Off, the Company also entered into the following agreements, each of which has expired or been terminated at March 31, 2002:

•	Administrative Services Agreement (ASA): the Company provided services to CEB including information systems support and maintenance, certain human resources functions and general services such as facilities management. The Company charged CEB an amount which approximated the cost for CEB to internally provide or externally source such services.

•	Vendor Contracts Agreement (VCA): CEB participates in certain vendor contracts entered into by the Company for the provision of certain services, such as telecommunications, travel, mailing and general office services. CEB either paid the vendor directly or reimbursed the Company for its reasonably allocated share of commonly billed costs.

Transactions with entities controlled by the former principal stockholder

      The Company’s former principal stockholder owns a controlling interest in certain entities that operate in different industries from the Company. In 1997, the Company’s former principal stockholder formed a new company, DGB Enterprises, Inc. (DGB Enterprises), to manage his various business interests.

      To achieve operating efficiencies, DGB Enterprises consolidated management and administrative functions for the Company and these entities and assumed the primary lease on office space used by the Company and these entities. A chronology of these activities is listed below.

Management Services

      From October 1997 to March 2001, DGB Enterprises provided the Company with direct senior management services. The majority of these charges were phased out during the period of October 1998 to March 1999 as the Company expanded its internal finance department. The management services charges included an allocation for compensation and related charges of an individual who acted through DGB Enterprises as the Company’s Chief Executive Officer. The Chief Executive Officer services charge was phased out in June 2001 when the Company hired a permanent Chief Executive Officer. These charges, which management believes approximate the expenses that would have been incurred had the Company operated on a stand-alone basis, are included in the Company’s general and administrative expenses.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Administrative Services

      From January 2000 to June 30, 2001, the majority of the Company’s administrative functions, including recruiting, career management, facilities and telecommunications, were provided by DGB Enterprises, which provided similar services to all entities under the former principal stockholder’s control. The Company and DGB Enterprises entered into an administrative services agreement which provided for fees for these services based on direct costs per transaction, square footage, headcount or a fixed cost per month that approximated the cost for each entity to internally provide or externally source these services.

      As of July 1, 2001, the Company and DGB Enterprises entered into a new two-year Administrative Services Agreement (New ASA), whereby the Company assumed internal management of substantially all these administrative functions while DGB Enterprises continued to provide services related to the facilities associated with the shared leased space (see Lease and Sublease Agreements below). Under the New ASA, the Company provides certain services to DGB Enterprises and other affiliated entities for fees based on direct costs per transaction, square footage, headcount or a fixed cost per month that approximates the cost for each entity to internally provide or externally source these services. The net of these charges, which management believes approximate the expenses which would have been incurred had the Company operated on a stand-alone basis, are included in the Company’s general and administrative expenses.

      The Company performs and receives certain services from other affiliated entities. The net of these charges are included in Transactions with Other Related Entities in the accompanying Receivable from Affiliates table.

Lease and Sublease Agreements

      From October 1997 to June 1999, the Company was the lessor on the lease for its office space. DGB Enterprises and CEB (see above) entered into Sublease Agreements with the Company on terms consistent with the original lease agreement.

      On July 1, 1999, the Company assigned its lease to DGB Enterprises and subsequently entered into a Sublease Agreement with DGB Enterprises whereby the Company leased the space it occupies on terms consistent with the original lease agreement through April 2004. Also on July 1, 1999, the Company transferred leasehold improvements related to the leased space to DGB Enterprises at their net book value of $2.0 million.

Other Transactions

      In November 2001, in conjunction with its initial public offering, the Company made cash and noncash distributions to its stockholders of $15.9 million. In May and June 2001, the Company distributed approximately $13.0 million to its former principal stockholder.

      In fiscal 2001, eHospital Newco, Inc. (eHospital Newco), a company controlled by the Company’s former principal stockholder that was established to develop and deliver health care content to patients and providers via the Internet, provided the Company with its staff to assist in the development the Company’s IT Strategy program and in the delivery of this program to the Company’s members during the first year of its availability. The Company reimbursed eHospital Newco $1.7 million for its direct costs related to these services. These expenses are included in cost of services in the accompanying statements of operations. No further services have been provided to the Company by eHospital Newco.

      At March 31, 1999, the Company held a promissory note from its former principal stockholder in the amount of $6.5 million. All principal and interest due under the note was repaid in full in fiscal 2000.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Affiliate company charge

      DGB Enterprises began to assess a fee for strategic direction and oversight services to each of the entities controlled by the former principal stockholder, including the Company, in October 1998. The charge was phased in over the period between October 1998 and April 1999 as DGB Enterprises decreased its senior management services provided to the Company and provided the Company with strategic direction and oversight, and was calculated as a percentage of revenues. This charge was eliminated in October 2001.

Receivable from affiliates

      The transactions discussed above are reflected in the receivable from affiliates as follows (in thousands):

				Six Months Ended
	Year Ended March 31,			September 30,

	2000	2001	2002	2001	2002

				(unaudited)
Balance at beginning of period	$1,008	$7,178	$1,889	$1,889	$—
Transactions with CEB:
Sublease income	452	—	—	—	—
ASA charges	553	—	16	16	—
VCA charges	11	55	94	46	—
Transactions with DGB Enterprises:
Management services	(587)	(586)	(96)	(96)	—
ASA charges	(418)	(3,220)	(1,077)	(713)	(336)
Sublease income	561	—	—	—	—
Sublease charge	(792)	(2,585)	(3,246)	(1,568)	(1,666)
Transfer of assets	1,971	—	—	—	—
Affiliate company charge	(4,097)	(4,505)	(2,676)	(2,676)	—
Distributions in connection with initial public offering	—	—	(8,368)	—	—
Transactions with other related entities:
Direct costs of eHospital Newco	—	(1,699)	—	—	—
ASA charges, net	(97)	131	(11)	11	(23)

	(1,435)	(5,231)	(13,475)	(3,091)	(2,025)
Net cash transfers to (from) the Company	8,613	7,120	13,475	9,522	(2,025)

Balance at end of period	$7,178	$1,889	$—	$6,431	$—

5.  Marketable securities

      The aggregate market value, amortized cost and gross unrealized gains on available-for-sale marketable securities are as follows (in thousands):

	As of September 30, 2002

			Gross
	Market	Amortized	Unrealized
	Value	Cost	Gains

	(unaudited)
Washington, D.C., tax-exempt notes and bonds	$16,378	$15,996	$382

	$16,378	$15,996	$382

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following table summarizes marketable securities maturities (in thousands):

	As of
	September 30, 2002

	Fair
	Market	Amortized
	Value	Cost

	(unaudited)
Less than one year	$—	$—
Matures in 1 to 5 years	9,886	9,753
Matures in 6 to 10 years	5,325	5,142
Matures after 10 years	1,167	1,101

	$16,378	$15,996

      The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

6.  Membership fees receivable

      Membership fees receivable consist of the following (in thousands):

	As of March 31,
			September 30,
	2001	2002	2002

			(unaudited)
Billed fees receivable	$9,074	$12,193	$8,283
Unbilled fees receivable	4,043	3,856	2,337

	13,117	16,049	10,620
Reserve for uncollectible revenue	(1,287)	(1,950)	(1,950)

Membership fees receivable, net	$11,830	$14,099	$8,670

      Billed fees receivable represent invoiced membership fees. Unbilled fees receivable represent fees due to be billed to members who have elected to pay on an installment basis.

7.  Property and equipment

      Property and equipment consists of the following (in thousands):

	As of March 31,
			September 30,
	2001	2002	2002

			(unaudited)
Furniture, fixtures & equipment	$8,221	$8,290	$8,012
Software and web development costs	3,554	3,939	4,010

	11,775	12,229	12,022
Accumulated depreciation	(6,422)	(8,042)	(8,589)

Property and equipment, net	$5,353	$4,187	$3,433

8.  Income taxes

      The Company is a calendar year taxpayer and, prior to its initial public offering, was previously treated as an S corporation for federal income tax purposes, whereby taxable income or losses flowed through to, and were reportable by, the individual stockholders. Accordingly, prior to the initial public offering, no provision was made for federal income taxes in the accompanying financial statements during the periods. The District of Columbia, as well as several states, assesses a corporate level tax on S corporations. In conjunction with the initial public offering, the Company became subject to federal income taxes at prevailing corporate rates, resulting in a benefit for income taxes of $1.6 million. At March 31, 2001 and 2002 and September 30, 2002, the Company had income taxes payable of zero, $3.5 million and $6.7 million, respectively.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The (provision) benefit for income taxes consists of the following (in thousands):

				Six Months Ended
	Year Ended March 31,			September 30,

	2000	2001	2002	2001	2002

				(unaudited)
State
Current	$(122)	$(2)	$(1,553)	$—	$(989)
Deferred	(437)	70	288	(280)	(136)

(Provision) benefit for state income taxes	(559)	68	(1,265)	(280)	(1,125)

Federal
Current	—	—	(2,110)	—	4,836
Deferred	—	—	2,017	—	(1,271)

(Provision) benefit for federal income taxes	—	—	(93)	—	(3,565)

Total (provision) benefit for income taxes	$(559)	$68	$(1,358)	$(280)	$(4,690)

      Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The tax effect of these temporary differences is presented below (in thousands):

	As of
	March 31,		As of
			September 30,
	2001	2002	2002

			(unaudited)
Current deferred income tax assets:
Compensation accrued for financial reporting purposes	$329	$2,475	$2,466
Reserve for uncollectible revenue	128	829	829
Long term membership contracts	—	615	246
Deferred compensation arrangements	40	310	170
Net operating loss carryforward	609	—	—

Total deferred income tax assets	1,106	4,229	3,711

Current deferred income tax liabilities:
Deferred incentive compensation	(120)	(805)	(828)

Net current deferred income tax assets	$986	$3,424	$2,883

Long-term deferred income tax liability: Unrealized gains from available-for-sale securities	$—	$—	$162

      The provision for income taxes differs from the amount of income taxes determined by applying the applicable income tax statutory rates to income before provision for income taxes as follows:

		Six
		Months
	Year Ended	Ended
	March 31,	September 30,
	2002	2002

		(unaudited)
Statutory U.S. federal income tax rate	34.0%	35.0%
State income tax, net of U.S. federal income tax benefit	6.6	6.5
Termination of S corporation status	(14.9)	—
Phase-in rate differential	(16.3)	—
Other permanent differences, net	2.6	1.0

Effective tax rate	12.0%	42.5%

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

9.  Commitments and contingencies

Operating Leases

      The Company assigned its office lease to DGB Enterprises as of July 1, 1999, and subsequently entered into a sub-lease agreement (the Lease) with DGB Enterprises. This non-cancelable operating lease expires in April 2004. The Company remains jointly and severally liable for all obligations under the original lease. The Company entered into a sublease agreement with CEB at the Spin-Off (see Note 4), which was terminated in July 1999. The Company’s future minimum lease payments under the sub-lease from DGB Enterprises are as follows (in thousands):

Year Ending March 31,

2003	$3,020
2004	3,026
2005	252

Total	$6,298

      Rent expense, net of sublease income from CEB and DGB Enterprises (see Note 4), during the years ended March 31, 2000, 2001 and 2002 and the six months ended September 30, 2001 and 2002 was approximately $3.0 million, $2.7 million, $3.4 million, $1.6 million and $1.7 million, respectively.

Benefit Plan

      The Company sponsors a defined contribution 401(k) plan (the Plan) for all employees who have reached the age of twenty-one. The Company provides contributions equal to 50% of an employee’s contribution up to a maximum of 4% of base salary. Prior to July 1, 2000, the Company contributed 25% of an employee’s contribution up to a maximum of 4% of base salary. The Company’s contributions to the Plan for the years ended March 31, 2000, 2001 and 2002 and the six months ended September 30, 2001 and 2002 were approximately $118,000, $317,000, $438,000, $197,000 and $249,000, respectively.

Revolving Credit Agreement

      In November 2001, the Company entered into a $10 million unsecured revolving credit agreement (the Credit Agreement) with a commercial bank that may be used for working capital purposes. The Credit Agreement imposed certain restrictions on the Company, including restrictions on the Company’s ability to grant liens, incur indebtedness, enter into leases, dispose of assets and engage in certain borrowings under the credit agreement. There were no borrowings under the Credit Agreement. The Credit Agreement expired on August 31, 2002.

Employee Stock Purchase Plan

      On October 25, 2001, the Company established an employee stock purchase plan (the ESPP). Under the ESPP, employees may authorize payroll deductions not to exceed 15% to purchase shares of the Company’s common stock. The ESPP is authorized to issue up to 842,000 shares of the Company’s common stock. Employees began contributing to the ESPP on April 1, 2002. In the six months ended September 30, 2002, the Company issued 6,662 shares of common stock for purchase under the ESPP.

Other

      The Company has outsourced certain office functions to a third party under a five-year services contract. The original contract included minimum volume commitments of approximately $102,000 per month through December 2001, which the Company was not able to meet due to the Spin-Off. The Company renegotiated the

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

contract and paid a fee of approximately $68,000 in May 2000 to settle the contract. The renegotiated contract includes minimum volume commitments of approximately $45,000 per month through December 2007.

10.  Comprehensive income (loss)

      Comprehensive income (loss) is defined as net income (loss) plus the net-of-tax impact of foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in marketable securities. Comprehensive income (loss) for the years ended March 31, 2000, 2001 and 2002 and the six months ended September 30, 2001 and 2002 was $4.9 million, ($0.6) million, $10.0 million, $2.5 million and $6.6 million, respectively. The accumulated elements of comprehensive income (loss), net of tax, included within stockholders’ deficit on the balance sheets are comprised solely of the change in unrealized gains (losses) on marketable securities.

11.  Stock option plans and special compensation arrangements

Background

      On March 1, 1994, the Company adopted the Stock-Based Incentive Compensation Plan (Original Plan) to provide for granting of incentive stock options (Original Options). The Original Plan entitled certain employees to purchase shares of the Company’s Class B nonvoting common stock at a price equal to at least the fair market value of the Company’s stock on the date of grant. The Original Options were exercisable on the date ten years after the date of grant, subject to acceleration upon the occurrence of certain events that would alter the ownership of the Company, including an initial public offering.

Liquid Markets Agreements

      On March 31, 1995, the Company and existing optionees adopted the Liquid Markets Agreements (LM Agreements) to provide the optionees an opportunity to (i) sell all or a portion of their Original Options to the Company immediately and/or (ii) modify all or a portion of their Original Options in accordance with the terms and conditions of the Continuing Stock-Based Incentive Compensation Plan (Continuing Option Plan), which is described below.

      The LM Agreements provided for the designation of Original Options as described above and governed the payments to be made to the optionees for options sold. For the options elected to be sold, the Company was committed to pay an initial payment of $3.27 per option, minus the exercise price, in two installments (25% no later than December 31, 1995, and 75% no later than December 31, 1996). The Company also was obligated to pay the optionee an additional payment (Earn Out Payment) based on the Company’s income from operations for the year ended March 31, 1998.

      In March 1997, the Company amended the LM Agreements to provide for (i) guaranteed versus variable Earn Out Payments, (ii) revised payment schedules, (iii) revised employment requirements, and (iv) in limited instances, the one-time opportunity to put existing options retroactively into the liquid markets plan.

      The Company recognized approximately $0.9 million, $0.7 million and zero in compensation expense related to the LM Agreements during each of the years ended March 31, 2000, 2001 and 2002, respectively.

Stock-based incentive compensation plans

      Adopted on March 31, 1995, the Continuing Option Plan amended and restated the Original Plan and formalized the terms and conditions of the remaining modified options (Continuing Options). In conjunction with the Spin-Off, the Company executed substitution agreements (Substitution Agreements) with each of its employees participating in the Continuing Option Plan. The Substitution Agreements with the Company’s continuing employees provided for the exchange of an aggregate 2,278,031 Continuing Options for options

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

granted under the 1997 Stock-Based Incentive Compensation Plan (New Options and 1997 Plan, respectively), which was adopted at the time of the Spin-Off. The Substitution Agreements with employees who transferred to CEB provided for the exchange of an aggregate 1,035,660 Continuing Options for options in CEB.

      The terms of the Substitution Agreements resulted in a new measurement date for 468,152 continuing options held by continuing employees of the Company, resulting in the recognition of compensation expense. The compensation expense was recognized over the related vesting period. The compensation expense was $0.2 million, zero and zero for each of the three years in the period ended March 31, 2002, respectively. The recognition of compensation expense was not required on the remaining 1,809,879 continuing options outstanding at the time of the Spin-Off under the provisions of EITF No. 90-9. Further, during the year ended March 31, 1999, the Company granted certain options at less than fair market value. Compensation expense related to this grant was $100,000, all of which was recognized by March 31, 2001.

      The 1997 Plan provides for the issuance of options to purchase up to 10,104,000 shares of Class B nonvoting common stock. In connection with the Company’s initial public offering, the stock options granted pursuant to the 1997 Plan generally became exercisable in equal portions on each of the first three anniversaries of the initial public offering. The New Options generally expire five years after the initial public offering.

      On June 1, 2001, the Company adopted the 2001 Stock-Based Incentive Compensation Plan (2001 Plan). The 2001 Plan is designed to provide for the grant of stock options that qualify as incentive stock options as well as stock options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. Stock options granted pursuant to the 2001 Plan may only be granted to the Company’s officers, independent contractors, employees and prospective employees. The aggregate number of shares of the Company’s common stock issuable under the 2001 Plan may not exceed 2,357,600 shares.

      On June 1, 2001, the Company adopted the Directors’ Stock Plan (Directors’ Plan). Any person who is, or is elected to be, a member of the Company’s board of directors or the board of directors of a subsidiary of the Company is eligible for the award of stock options and/or stock grants under the Directors’ Plan. The Directors’ Plan is intended to operate in a manner that exempts grants of stock from Section 16(b) of the Securities Exchange Act of 1934. The maximum number of shares of the Company’s common stock that can be issued under the Directors’ Plan is 842,000.

      The Company’s former principal stockholder issued options to acquire 2,778,600 shares of the Company’s common stock owned by him. These options were cancelled during fiscal 2002. In accordance with APB Opinion No. 25, the Company has accounted for these options as if the Company issued the options directly.

Special cash compensation arrangements

      In connection with and prior to the Spin-Off, the Company entered into cash compensation arrangements (Special Cash Compensation Arrangements) with certain employees generally in consideration for increased New Option exercise prices at the time the Substitution Agreements were made. The Special Cash Compensation Arrangements include employment requirements and provide for cash payments to be deferred over several years. Compensation expense related to the Special Cash Compensation Arrangements is being recognized ratably over the required employment period and was $1.8 million, $1.9 million and $0.1 million, during the years ended March 31, 2000, 2001 and 2002, respectively.

Stock Option Repurchase Agreement

      During fiscal 2001, the Company entered into an agreement to repurchase certain stock options at a fixed price. In August 2001, the Company entered into two additional Stock Option Repurchase Agreements (collectively, the Stock Option Repurchase Agreements). Compensation expense is recognized under these Stock Option Repurchase Agreements over the relevant required employment periods. Total compensation

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

expense was $0.3 million and $1.4 million in fiscal 2001 and 2002, respectively and $1.1 million and $199,000 for the six months ended September 30, 2001 and 2002, respectively.

      The Company’s existing obligation under the Special Cash Compensation Arrangements and Stock Option Repurchase Agreements is reflected in special compensation arrangements liability in the accompanying balance sheets. The expense related to all of the stock option plan agreements mentioned above is reflected in special compensation arrangements in the accompanying statements of operations. Future expenses and cash commitments related to these aggregate arrangements are as follows as of March 31, 2002 (in thousands):

Year Ending March 31,	Expense	Cash

2003	$366	$329
2004	—	400

	$366	$729

Option to purchase stock from the former principal stockholder

      The Company had an option to purchase 4,564,061 shares of common stock from the former principal stockholder at $7.13 per share, pursuant to a stock option agreement dated May 1, 2001. This option was intended to provide shares to be issued upon the exercise of outstanding employee stock options so that the Company’s stockholders would not experience dilution because of the issuance of new shares upon such exercise. Upon completion of the IPO, the former principal stockholder terminated the option by issuing to the Company 2,851,337 shares, representing the excess of the fair value of the stock over the exercise price of the option. The Company then immediately cancelled these shares and they are no longer considered issued and outstanding.

Transactions under stock option plans

      The following table summarizes the changes in common stock options for all of the common stock option plans described above.

	Number of	Exercise Price	Weighted Average
	Options	Per Share	Exercise Price

Outstanding at March 31, 1999.	3,962,452	$2.91 – 13.06	$6.81
Options granted	4,851,604	7.13 – 8.91	7.63
Options cancelled	(254,284)	7.13 – 12.23	9.80

Outstanding at March 31, 2000.	8,559,772	2.91 – 13.06	7.21
Options granted	3,991,114	7.13	7.13
Options cancelled	(277,860)	7.13 – 11.88	9.99

Outstanding at March 31, 2001.	12,273,026	2.91 – 13.06	7.13
Options granted	1,647,016	7.13 – 19.00	14.11
Options exercised	(1,023,872)	2.91 – 7.13	3.27
Options cancelled	(3,096,254)	7.13 – 19.00	8.06

Outstanding at March 31, 2002.	9,799,916	2.91 – 19.00	8.42
Options granted (unaudited)	8,000	36.12	36.12
Options exercised (unaudited)	—	—	—
Options cancelled (unaudited)	(51,680)	7.13 – 19.00	11.26

Outstanding at September 30, 2002 (unaudited)	9,756,236	$2.91 – 36.12	$8.43

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Exercise prices for options outstanding at March 31, 2002, are as follows:

			Weighted Average
			Remaining
Range of		Weighted Average	Contractual Life –
Exercise Prices	Number Outstanding	Exercise Price	Years

$2.91 – 2.91	462,460	$2.91	7.0
5.94 – 7.13	7,407,108	7.11	5.1
8.91 – 13.06	1,054,184	11.25	3.6
19.00 – 19.00	876,164	19.00	9.6

$2.91 – 19.00	9,799,916	$8.42	5.4

      As of March 31, 2002, a total of 547,300 options were exercisable at a weighted average exercise price of $3.49 per share.

      On May 31, 2001, certain employees of the Company exercised options to purchase 1,023,872 shares of Class B nonvoting common stock at a weighted average exercise price of $3.27 per share. The Company advanced funds to the employees equal to the aggregate exercise price of the options, in exchange for full recourse 6.5% promissory notes from the employees.

      The Company has elected to account for stock and stock rights in accordance with APB No. 25. Statement of Financial Accounting Standards No. 123 (SFAS No. 123), “Accounting for Stock Based Compensation,” established an alternative method of expense recognition for stock-based compensation awards to employees based on fair values. Pro forma information regarding net income is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair values of options granted from the date of the Spin-Off, were estimated at the date of grant for each period using the Black-Scholes option pricing model with the following weighted average assumptions:

				Six Months Ended
	Year Ended March 31,			September 30,

	2000	2001	2002	2001	2002

				(unaudited)
Risk free interest rate	6.0%	4.4%	5.2%	2.6%	4.3%
Dividend yield	—	—	—	—	—
Weighted average expected lives of options	5 years	6 years	6.5 years	8 years	10 years
Expected volatility	50%	92%	94%	92%	51%
Weighted average fair values of options granted	$3.28	$4.10	$10.72	$5.38	$24.09

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price characteristics that are significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock rights.

      For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the estimated service period. If the Company had used the fair value accounting provisions of SFAS No. 123, pro

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

forma net income (loss) for each period would have been as follows (in thousands, except per share information):

				Six Months Ended
	Year Ended March 31,			September 30,

	2000	2001	2002	2001	2002

				(unaudited)
Pro forma net income (loss)	$911	$(6,271)	$3,987	$(145)	$2,824
Pro forma net income (loss) per share:
Basic	$0.07	$(0.45)	$0.29	$(0.01)	$0.23
Diluted	$0.06	$(0.45)	$0.25	$(0.01)	$0.17

      The pro forma results may not necessarily be indicative of future results.

12. Quarterly financial data (unaudited)

      Unaudited summarized financial data by quarter for the years ended March 31, 2001 and 2002 is as follows (in thousands, except per share amounts):

	Fiscal 2001 Quarter Ended

	June 30	September 30	December 31	March 31

Revenues	$14,730	$15,762	$15,733	$17,502
Income (loss) from operations	799	114	(1,332)	(742)
Income (loss) before income taxes	961	207	(1,222)	(636)
Net income (loss)	$865	$175	$(1,110)	$(552)
Earnings (loss) per share:
Basic	$0.06	$0.01	$(0.07)	$(0.04)
Diluted	$0.06	$0.01	$(0.07)	$(0.04)

	Fiscal 2002 Quarter Ended

	June 30	September 30	December 31	March 31

Revenues	$18,530	$19,682	$20,709	$22,049
Income from operations	1,177	1,318	3,614	4,772
Income before income taxes	1,341	1,474	3,666	4,853
Net income	$1,208	$1,327	$4,696	$2,745
Earnings per share:
Basic	$0.08	$0.09	$0.34	$0.23
Diluted	$0.08	$0.08	$0.28	$0.17

Arthur Andersen LLP has not consented to the inclusion of the following report in this prospectus and therefore you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of The Advisory Board Company:

      We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of The Advisory Board Company included in this Form 10-K and have issued our report thereon dated April 24, 2002. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II-Valuation and Qualifying Accounts is the responsibility of the Company’s management and is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Baltimore, Maryland

April 24, 2002

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of The Advisory Board Company:

      We have audited, in accordance with auditing standards generally accepted in the United States, the financial statements of The Advisory Board Company as of and for the year ended March 31, 2002 and have issued our report thereon dated July 3, 2002 (included elsewhere in this prospectus and Registration Statement). Our audit also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

      In our opinion the financial statement schedule referred to above, when considered in relation to the basic financial statements, taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

McLean, Virginia

July 3, 2002

THE ADVISORY BOARD COMPANY

SCHEDULE II — Valuation and Qualifying Accounts

(In thousands)

			Additions
	Balance at	Additions	Charged to	Deductions	Balance at
	Beginning	Charged to	Other	from	End of
	of Year	Revenue	Accounts	Reserve	Year

Year ending March 31, 2000
Reserve for uncollectible revenue	$1,700	$970	$—	$1,246	$1,424

	$1,700	$970	$—	$1,246	$1,424

Year ending March 31, 2001
Reserve for uncollectible revenue	$1,424	$669	$—	$806	$1,287

	$1,424	$669	$—	$806	$1,287

Year ending March 31, 2002
Reserve for uncollectible revenue	$1,287	$1,232	$—	$569	$1,950

	$1,287	$1,232	$—	$569	$1,950

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

      The estimated expenses in connection with the offering (all of which will be borne by the selling stockholders), are as follows:

Expenses	Amount

Securities and Exchange Commission registration fee	$16,906
NASD filing fee	18,876
Nasdaq listing fees	—
Printing expenses	200,000
Accounting fees and expenses	100,000
Legal fees and expenses	300,000
Transfer agent’s fees and expenses	—
Miscellaneous	364,218

Total	$1,000,000

Item 14.  Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law (DGCL) generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) actually and reasonably incurred in connection with defense or settlement of an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right which any person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

      The registrant’s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding by reason of the fact that he is or was a director or officer of the registrant (or is or was serving at the request of the registrant as director, officer, employee or agent of another entity), shall be indemnified and held harmless by the registrant to the fullest extent authorized by the DGCL, as in effect (or to the extent that indemnification is broadened, as it may be amended), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Except with respect to actions initiated by an officer or director against the registrant to recover the amount of an unpaid claim, the registrant is required to indemnify an officer or director in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the board of directors of the registrant. The bylaws further provide that an officer or director may (30 days after a written claim has been received by the registrant) bring suit against the registrant to recover an unpaid claim and, if such suit is successful, the expense of bringing such suit. While it is a defense to such suit that the claimant has not met the applicable standards of conduct which make indemnification permissible under the DGCL, neither the failure of the board of directors to have made a determination that indemnification is proper, nor an actual determination that the claimant has not met the applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

      The bylaws also provide that the rights conferred thereby are contract rights, that they are not exclusive of any other rights which an officer or director may have or hereafter acquire under any statute, any other provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and that they include the right to be paid by the registrant the expenses incurred in defending any specified action, suit or proceeding in advance of its final disposition provided that, if the DGCL so requires, such payment shall only be made upon delivery to the registrant by the officer or director of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws or otherwise. Additionally, the registrant plans to enter into individual indemnity agreements with its directors and certain officers and employees.

Item 15.  Recent Sales of Unregistered Securities

      We have granted options to purchase shares of our common stock to our directors, officers and employees under our 1997 Stock-Based Incentive Compensation Plan. Of these options, 8,789,032 are outstanding. None of these options are currently exercisable other than options to purchase 505,200 shares granted to Jeffrey D. Zients, and options to purchase 42,100 shares granted to Michael A. D’Amato. On May 31, 2001, we sold 505,200 shares of our common stock to Jeffrey D. Zients at $2.91 per share, or $1,470,000, pursuant to the exercise of options issued under our 1997 Stock-Based Incentive Compensation Plan. On May 31, 2001, we sold 518,672 shares of our common stock to Michael A. D’Amato at a weighted average price of $3.62 per share, or $1,876,000, pursuant to the exercise of options issued under our 1997 Stock-Based Incentive Compensation Plan. Options issued to our officers and employees to purchase approximately 704,500 shares of our common stock are outstanding under our 2001 Stock-Based Incentive Compensation Plan, none of which are currently exercisable. Options issued to our directors to purchase approximately 262,704 shares of our common stock are outstanding under our Directors’ Stock Plan, 101,040 of which are currently exercisable. In the six months ended September 30, 2002, 6,662 shares of common stock were sold to 86 non-executive employees under out Employee Stock Purchase Plan for aggregate proceeds of approximately $0.2 million.

      The transactions described above were undertaken in reliance upon the exemptions from the registration requirements of the Securities Act of 1933 afforded by Rule 701 promulgated thereunder, as transactions pursuant to the compensatory benefit plans and contracts relating to compensation that did not exceed the threshold amounts set forth in Rule 701(d). The option grants did not constitute a sale. The shares sold to Jeffrey D. Zients and Michael A. D’Amato represented less than 15% of our outstanding shares at the time the related options were granted. The registrant believes that exemptions other than the foregoing exemption may exist for these transactions.

Item 16.  Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit
Number		Description of Exhibit

1.1		Form of Underwriting Agreement
*3.1		Certificate of Incorporation.
##3.1.	1	Certificate of Retirement of the Class A Voting Common Stock and the Class B Non-Voting Common Stock of The Advisory Board Company, as filed in Delaware on August 6, 2002.
*3.2		Bylaws.
*4.1		Form of Common Stock Certificate.
5.1		Opinion of Gibson, Dunn & Crutcher LLP.

Exhibit
Number	Description of Exhibit

*10.1	Employment Agreement, effective as of November 12, 2001, between Frank J. Williams and the Advisory Board Company.
*10.2	Noncompetition Agreement, effective as of November 12, 2001, between Frank J. Williams and the Advisory Board Company.
*10.3	Noncompetition Agreement, effective as of November 12, 2001, between David G. Bradley and the Advisory Board Company.
*10.4	Noncompetition Agreement, dated January 1, 1999, among The Corporate Executive Board Company, David G. Bradley and the Advisory Board Company.
*10.5	Form of Agreement Concerning Exclusive Services, Confidential Information, Business Opportunities, Non-Competition, Non-Solicitation and Work Product, as executed by The Advisory Board Company and each of Michael A. D’Amato, Jeffrey D. Zients, David L. Felsenthal, Scott M. Fassbach, Richard A. Schwartz and Scott A. Schirmeier.
*10.6	Stock Option Agreement, dated May 1, 2001, between David G. Bradley and the Advisory Board Company
*10.7	Letter to Jeffrey D. Zients from The Advisory Board Company regarding vesting of unexercised options and Notice of Exercise for Non-qualified Stock Options, dated May 31, 2001, as amended by letter, dated July 30, 2001, to Jeffrey D. Zients from The Advisory Board Company.
*10.8	Secured Promissory Note and Pledge Agreement, dated May 31, 2001, between Jeffrey D. Zients and The Advisory Board Company.
*10.9	Class B Nonvoting Common Stock Option Exercise Agreement, dated May 31, 2001, between Michael A. D’Amato and The Advisory Board Company, as amended by letter, dated July 30, 2001, to Michael A. D’Amato from The Advisory Board Company.
*10.10	Secured Promissory Note and Pledge Agreement, dated May 31, 2001, between Michael A. D’Amato and The Advisory Board Company.
*10.11	The Advisory Board Company 1997 Stock-Based Incentive Compensation Plan, as amended on October 31, 1997.
*10.12	Form of Stock Option Agreement pursuant to The Advisory Board Company 1997 Stock-Based Incentive Compensation Plan, as executed by The Advisory Board Company and each of Frank J. Williams, Jeffrey D. Zients, Michael A. D’Amato, David L. Felsenthal, Scott M. Fassbach, Richard A. Schwartz and Scott A. Schirmeier.
*10.13	The Advisory Board Company 2001 Stock-Based Incentive Compensation Plan, adopted on June 1, 2001.
*10.14	Form of Term Sheet and Standard Terms and Conditions pursuant to The Advisory Board Company 2001 Stock-Based Incentive Compensation Plan.
*10.15	The Advisory Board Company Directors’ Stock Plan, adopted on June 1, 2001.
*10.16	Form of Term Sheet and Standard Terms and Conditions pursuant to The Advisory Board Company Directors’ Stock Plan, as executed by The Advisory Board Company and each of Jeffrey D. Zients and Michael A. D’Amato.
*10.17	Option Repurchase Plan, dated March 31, 2001, between Richard A. Schwartz and The Advisory Board Company.
*10.18	Equity Value Agreement, dated October 31, 1997, between Richard A. Schwartz and The Advisory Board Company.
*10.19	Form of Liquid Markets Agreement, as executed by The Advisory Board Company and each of Scott M. Fassbach and Richard A. Schwartz.

Exhibit
Number	Description of Exhibit

*10.20	Equity Repurchase Plan, dated August 1997, between Scott M. Fassbach and The Advisory Board Company.
*10.21	Registration Rights Agreement, dated July 1, 2001, among David G. Bradley, Jeffrey D. Zients, Michael A. D’Amato and the Advisory Board Company
*10.22	Cross Indemnity Agreement, dated July 1, 2001, among David G. Bradley, Jeffrey D. Zients, Michael A. D’Amato and The Advisory Board Company.
*10.23	Promissory Note, dated December 21, 1999, between David G. Bradley and The Advisory Board Company.
*10.24	Promissory Note, dated March 31, 2001, between Scott A. Schirmeier and The Advisory Board Company.
*10.25	Administrative Services Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.26	Vendor Contracts Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.27	Sublease Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.28	License Agreement, dated January 19, 1999, between The Corporate Executive Board Company and The Advisory Board Company.
*10.29	Lease Guaranty Agreement, dated June 25, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.30	Administrative Services Agreement, dated July 1, 2001, between DGB Enterprises, Inc. and The Advisory Board Company.
*10.31	Lease Assignment Agreement, dated July 1, 1999, between DGB Enterprises, Inc. and The Advisory Board Company.
*10.32	Sublease Agreement, dated January 1, 2000, between DGB Enterprises, Inc. and The Advisory Board Company.
*10.33	Form of Indemnity Agreement executed between The Advisory Board Company and certain officers, directors and employees.
*10.34	Employee Stock Purchase Plan, adopted on October 25, 2001.
*10.35	Letter Agreement, dated October 25, 2001, between The Corporate Executive Board Company and The Advisory Board Company amending the Noncompetition Agreement, dated January 1, 1999, among The Corporate Executive Board Company, David G. Bradley and The Advisory Board Company.
+10.36	Form of Optionholder Participation Agreement executed by each of the employee optionholders selling common stock in the offering.
#16.1	Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated June 7, 2002.
*21.1	Subsidiaries of the Registrant.
23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP.
+24.1	Power of Attorney (included in signature page of the registrant’s registration statement on Form S-1 filed on October 25, 2002).

*	Incorporated by reference to the registrant’s registration statement on Form S-1, declared effective by the Securities and Exchange Commission on November 9, 2001.

**	Incorporated by reference to the registrant’s quarterly report on Form 10-Q, as filed on February 13, 2002.

#	Incorporated by reference to the registrant’s current report on Form 8-K, as filed on June 14, 2002.

##	Incorporated by reference to the registrant’s current report on Form 8-K, as filed on August 7, 2002.

+	Previously filed.

      (b) Financial Statement Schedules

      The financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are either not required under the related instructions or are inapplicable, and therefore have been omitted, except for Schedule II — Valuation and Qualifying Accounts which is provided on page F-22

Item 17.  Undertakings

      (a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the undersigned, thereunto duly authorized in Washington, D.C. on October 31, 2002.

The Advisory Board Company

By:	*

Frank J. Williams
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 31, 2002.

Signature		Title

	/s/ JEFFREY D. ZIENTS Jeffrey D. Zients	Chairman of the Board of Directors

	* Frank J. Williams	Chief Executive Officer (Principal Executive Officer) and Director

	* David L. Felsenthal	Chief Financial Officer (Principal Financial and Accounting Officer), Secretary and Treasurer
	* Michael A. D’Amato	Director
	* Thomas E. Donilon	Director
	* Kelt Kindick	Director
	* Joseph E. Laird, Jr.	Director
	* LeAnne M. Zumwalt	Director

* By:	/s/ JEFFREY D. ZIENTS Jeffrey D. Zients by Power of Attorney

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1.1		Form of Underwriting Agreement
*3.1		Certificate of Incorporation.
##3.1.	1	Certificate of Retirement of the Class A Voting Common Stock and the Class B Non-Voting Common Stock of The Advisory Board Company, as filed in Delaware on August 6, 2002.
*3.2		Bylaws.
*4.1		Form of Common Stock Certificate.
5.1		Opinion of Gibson, Dunn & Crutcher LLP.
*10.1		Employment Agreement, effective as of November 12, 2001, between Frank J. Williams and the Advisory Board Company.
*10.2		Noncompetition Agreement, effective as of November 12, 2001, between Frank J. Williams and the Advisory Board Company.
*10.3		Noncompetition Agreement, effective as of November 12, 2001, between David G. Bradley and the Advisory Board Company.
*10.4		Noncompetition Agreement, dated January 1, 1999, among The Corporate Executive Board Company, David G. Bradley and the Advisory Board Company.
*10.5		Form of Agreement Concerning Exclusive Services, Confidential Information, Business Opportunities, Non-Competition, Non-Solicitation and Work Product, as executed by The Advisory Board Company and each of Michael A. D’Amato, Jeffrey D. Zients, David L. Felsenthal, Scott M. Fassbach, Richard A. Schwartz and Scott A. Schirmeier.
*10.6		Stock Option Agreement, dated May 1, 2001, between David G. Bradley and the Advisory Board Company
*10.7		Letter to Jeffrey D. Zients from The Advisory Board Company regarding vesting of unexercised options and Notice of Exercise for Non-qualified Stock Options, dated May 31, 2001, as amended by letter, dated July 30, 2001, to Jeffrey D. Zients from The Advisory Board Company.
*10.8		Secured Promissory Note and Pledge Agreement, dated May 31, 2001, between Jeffrey D. Zients and The Advisory Board Company.
*10.9		Class B Nonvoting Common Stock Option Exercise Agreement, dated May 31, 2001, between Michael A. D’Amato and The Advisory Board Company, as amended by letter, dated July 30, 2001, to Michael A. D’Amato from The Advisory Board Company.
*10.10		Secured Promissory Note and Pledge Agreement, dated May 31, 2001, between Michael A. D’Amato and The Advisory Board Company.
*10.11		The Advisory Board Company 1997 Stock-Based Incentive Compensation Plan, as amended on October 31, 1997.
*10.12		Form of Stock Option Agreement pursuant to The Advisory Board Company 1997 Stock-Based Incentive Compensation Plan, as executed by The Advisory Board Company and each of Frank J. Williams, Jeffrey D. Zients, Michael A. D’Amato, David L. Felsenthal, Scott M. Fassbach, Richard A. Schwartz and Scott A. Schirmeier.
*10.13		The Advisory Board Company 2001 Stock-Based Incentive Compensation Plan, adopted on June 1, 2001.
*10.14		Form of Term Sheet and Standard Terms and Conditions pursuant to The Advisory Board Company 2001 Stock-Based Incentive Compensation Plan.
*10.15		The Advisory Board Company Directors’ Stock Plan, adopted on June 1, 2001.

Exhibit
Number	Description of Exhibit

*10.16	Form of Term Sheet and Standard Terms and Conditions pursuant to The Advisory Board Company Directors’ Stock Plan, as executed by The Advisory Board Company and each of Jeffrey D. Zients and Michael A. D’Amato.
*10.17	Option Repurchase Plan, dated March 31, 2001, between Richard A. Schwartz and The Advisory Board Company.
*10.18	Equity Value Agreement, dated October 31, 1997, between Richard A. Schwartz and The Advisory Board Company.
*10.19	Form of Liquid Markets Agreement, as executed by The Advisory Board Company and each of Scott M. Fassbach and Richard A. Schwartz.
*10.20	Equity Repurchase Plan, dated August 1997, between Scott M. Fassbach and The Advisory Board Company.
*10.21	Registration Rights Agreement, dated July 1, 2001, among David G. Bradley, Jeffrey D. Zients, Michael A. D’Amato and the Advisory Board Company
*10.22	Cross Indemnity Agreement, dated July 1, 2001, among David G. Bradley, Jeffrey D. Zients, Michael A. D’Amato and The Advisory Board Company.
*10.23	Promissory Note, dated December 21, 1999, between David G. Bradley and The Advisory Board Company.
*10.24	Promissory Note, dated March 31, 2001, between Scott A. Schirmeier and The Advisory Board Company.
*10.25	Administrative Services Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.26	Vendor Contracts Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.27	Sublease Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.28	License Agreement, dated January 19, 1999, between The Corporate Executive Board Company and The Advisory Board Company.
*10.29	Lease Guaranty Agreement, dated June 25, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.30	Administrative Services Agreement, dated July 1, 2001, between DGB Enterprises, Inc. and The Advisory Board Company.
*10.31	Lease Assignment Agreement, dated July 1, 1999, between DGB Enterprises, Inc. and The Advisory Board Company.
*10.32	Sublease Agreement, dated January 1, 2000, between DGB Enterprises, Inc. and The Advisory Board Company.
*10.33	Form of Indemnity Agreement executed between The Advisory Board Company and certain officers, directors and employees.
*10.34	Employee Stock Purchase Plan, adopted on October 25, 2001.
*10.35	Letter Agreement, dated October 25, 2001, between The Corporate Executive Board Company and The Advisory Board Company amending the Noncompetition Agreement, dated January 1, 1999, among The Corporate Executive Board Company, David G. Bradley and The Advisory Board Company.
+10.36	Form of Optionholder Participation Agreement executed by each of the employee optionholders selling common stock in the offering.
#16.1	Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated June 7, 2002

Exhibit
Number	Description of Exhibit

*21.1	Subsidiaries of the Registrant.
23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP.
+24.1	Power of Attorney (included in the signature page of the registrant’s registration statement on Form S-1 filed on October 25, 2002).

*	Incorporated by reference to the registrant’s registration statement on Form S-1, declared effective by the Securities and Exchange Commission on November 9, 2001.

**	Incorporated by reference to the registrant’s quarterly report on Form 10-Q, as filed on February 13, 2002.

#	Incorporated by reference to the registrant’s current report on Form 8-K, as filed on June 14, 2002.

##	Incorporated by reference to the registrant’s current report on Form 8-K, as filed on August 7, 2002.

+	Previously filed.